   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 7, 1995
                                                      REGISTRATION NO. 33-63783
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ----------------

                                AMENDMENT NO. 2
                                      TO
                                   FORM S-4
                            REGISTRATION STATEMENT

                                     UNDER
                          THE SECURITIES ACT OF 1933

                               ----------------

                              UJB FINANCIAL CORP.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                               ----------------

       NEW JERSEY                    6712                    22-1903313
     (STATE OR OTHER           (PRIMARY STANDARD          (I.R.S. EMPLOYER
     JURISDICTION OF              INDUSTRIAL             IDENTIFICATION NO.)
    INCORPORATION OR          CLASSIFICATION CODE
      ORGANIZATION)                 NUMBER)
                              301 CARNEGIE CENTER
                                 P.O. BOX 2066
                       PRINCETON, NEW JERSEY 08543-2066
                                (609) 987-3200
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                               ----------------

                          RICHARD F. OBER, JR., ESQ.
            EXECUTIVE VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                              UJB FINANCIAL CORP.
                      301 CARNEGIE CENTER, P.O. BOX 2066
                       PRINCETON, NEW JERSEY 08543-2066
                                (609) 987-3442
(NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                               ----------------

                                  COPIES TO:
          ROGER MEHNER, ESQ.                     JOHN F. KUNTZ, ESQ.
         BOURNE, NOLL & KENYON                 SENIOR VICE PRESIDENT,
        382 SPRINGFIELD AVENUE             CORPORATE SECRETARY AND GENERAL
       SUMMIT, NEW JERSEY 07901                        COUNSEL
            (908) 277-2200                    THE SUMMIT BANCORPORATION
                                                   ONE MAIN STREET
                                              CHATHAM, NEW JERSEY 07928
                                                   (201) 701-2665

                               ----------------

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement and upon consummation of the merger of The Summit Bancorporation into Registrant as described herein.

  If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [_]

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                              UJB FINANCIAL CORP.

                           CROSS-REFERENCE SHEET FOR
               REGISTRATION STATEMENT ON FORM S-4 AND PROSPECTUS

ITEM NUMBER    CAPTION IN FORM S-4  CAPTION IN PROXY STATEMENT-PROSPECTUS
-----------    -------------------  --------------------------------------

A. INFORMATION ABOUT THE TRANSACTION

 1.Forepart of Registration
     Statement and Outside Front
     Cover Page of Prospectus.....  Facing Page of Registration Statement;
                                     Cross Reference Sheet; Outside Front Cover
                                     Page of Prospectus
 2.Inside Front and Outside Back
     Cover Pages of Prospectus....  Incorporation of Certain Documents by
                                     Reference; Available Information; Table of
                                     Contents
 3.Risk Factors, Ratio of Earnings
     to Fixed Charges and Other
     Information..................  Incorporation of Certain Documents by
                                     Reference; Summary; Introduction; Selected
                                     Financial Data; Pro Forma Financial
                                     Information
 4.Terms of the Transaction.......  Summary; Introduction; The Merger; The
                                     Merger Agreement; Description of UJB
                                     Capital Stock; Description of Summit
                                     Capital Stock
 5.Pro Forma Financial
     Information..................  Selected Financial Data; Pro Forma
 6.Material Contacts with the        Financial Information
     Company Being Acquired.......  The Merger
 7.Additional Information Required
     for Re-offering by Persons
     and Parties Deemed to be
     Underwriters.................  Not Applicable
 8.Interests of Named Experts and
     Counsel......................  Legal Matters
 9.Disclosure of Commission
     Position on Indemnification
     for Securities Act
     Liabilities..................  Not Applicable
B. INFORMATION ABOUT THE REGISTRANT
10.Information with Respect to S-3
     Registrants..................  Incorporation of Certain Documents by
                                     Reference; UJB Financial Corp.;
11.Incorporation of Certain          Description of UJB Capital Stock
     Information by Reference.....  Incorporation of Certain Documents by
                                     Reference
12.Information with Respect to S-2
     or S-3 Registrants...........  Not Applicable
13.Incorporation of Certain
     Information by Reference.....  Not Applicable
14.Information with Respect to
     Registrants Other Than S-2 or
     S-3 Registrants..............  Not Applicable

C. INFORMATION ABOUT THE COMPANY BEING ACQUIRED

15.Information with Respect to S-3
     Companies.......................  Incorporation of Certain Documents by
                                        Reference; The Summit Bancorporation;
                                        Description of Summit Capital Stock.
16.Information with Respect to S-2 or
     S-3 Companies...................  Not Applicable
17.Information with Respect to
     Companies Other Than S-2 or S-3
     Companies.......................  Not Applicable
D. VOTING AND MANAGEMENT INFORMATION
18.Information if Proxies, Consents
     or Authorizations are to be
     Solicited.......................  Incorporation of Certain Documents by
                                        Reference; Summary; Introduction; The
                                        Merger; UJB Financial Corp.; The Summit
                                        Bancorporation; Shareholder Proposals
                                        for the 1996 Annual Meetings.
19.Information if Proxies, Consents
     or Authorizations are not to be
     Solicited or in an Exchange
     Offer...........................  Not Applicable

[LOGO] UJB
       FINANCIAL
                                                              UJB FINANCIAL CORP
                                                             301 Carnegie Center
                                                                   P.O. Box 2066
                                                        Princeton, NJ 08543-2066
                                                                    609 987-3200

                                                                 OFFICE OF THE
                                                                 GENERAL COUNSEL


                                                               December 12, 1995

Dear Fellow Shareholder:

  On September 11, 1995, UJB Financial Corp. announced the signing of a definitive agreement to merge with The Summit Bancorporation of Chatham, New Jersey. This is a highly significant, strategic acquisition for UJB, and requires the approval of the shareholders of both companies.

  You are cordially invited to attend a Special Meeting of the Shareholders of UJB Financial Corp. to be held at The Hyatt Regency Princeton, 102 Carnegie Center, Route 1 at Alexander Road, Princeton, New Jersey, on January 12, 1996, at 3:00 p.m. At the Special Meeting you will be asked to consider and vote on the Agreement and Plan of Merger by which The Summit Bancorporation will be merged with and into UJB Financial Corp. Shareholders of The Summit Bancorporation will consider approval of the merger at a special meeting to be held on the same day.

  The Agreement and Plan of Merger provides that shareholders of The Summit Bancorporation will receive 0.90 shares of UJB Financial Corp. common stock for each outstanding share of The Summit Bancorporation common stock. Upon consummation of the merger, The Summit Bancorporation's President and Chief Executive Officer, Robert G. Cox, will become President of the combined organization. Mr. Cox will also become a member of the Board of Directors of UJB Financial Corp., as will five other members of The Summit Bancorporation's Board of Directors, thereby increasing the number of UJB directors to 19. UJB will be the surviving corporation in the Merger, although the name of the combined organization will be changed to "Summit Bancorp." Your management and directors believe that the merger will create a strong bank holding company with a significant franchise in many of the top banking markets of New Jersey and complement our eastern Pennsylvania franchise.

  The investment banking firm of Merrill Lynch & Co. has advised your Board of Directors, in an opinion dated December 12, 1995, that the exchange ratio is fair to holders of UJB Financial Corp. common stock from a financial point of view. Details on the proposed acquisition and Special Meeting (including the Merrill Lynch & Co. opinion letter) are contained in the attached Notice of Meeting and Proxy Statement-Prospectus. Your vote on the merger proposal is important to UJB Financial Corp., so please read this information carefully. Your prompt cooperation is appreciated.

  THE AGREEMENT AND PLAN OF MERGER HAS BEEN APPROVED BY YOUR DIRECTORS WHO UNANIMOUSLY RECOMMEND THAT YOU VOTE TO APPROVE THE MERGER.

  Whether or not you plan to attend the Special Meeting, please complete, sign and return the enclosed proxy promptly to assure that your shares will be voted at the Special Meeting. On behalf of your Board of Directors and management, I urge you to vote FOR approval of the merger.

  Thank you for your continued support.

                                        Sincerely,

                                        [Sig Cut]

                     [LETTERHEAD OF THOMAS D. SAYLES, JR.]


                                                               December 12, 1995

Dear Shareholder:

  You are cordially invited to attend a special meeting of shareholders of The Summit Bancorporation ("Summit") to be held on January 12, 1996 at 10:00 a.m., at The Madison Hotel, Madison Avenue, Convent Station, New Jersey (the "Special Meeting"). At the Special Meeting, you will be asked to consider and vote upon a proposal to approve an Agreement and Plan of Merger (the "Agreement") which provides for the merger (the "Merger") of Summit with UJB Financial Corp. ("UJB").

  Upon consummation of the Merger, you will receive 0.90 shares (the "Exchange Ratio") of UJB common stock for each share of Summit common stock which you own, together with a cash payment in lieu of any fractional shares of UJB common stock which you otherwise would be entitled to receive. Based on the closing price of UJB common stock on December 6, 1995 of $33.50 per share, shareholders would receive an equivalent value of $30.15 for each share of Summit common stock. The price of UJB common stock (and therefore the equivalent value of Summit common stock) may change prior to and following consummation of the Merger. The Agreement also provides that the $25 stated value Adjustable Rate Cumulative Preferred Stock of Summit shall be converted, upon consummation of the Merger, into a like number of shares of UJB Series C Preferred ($25 stated value) having the same relative rights, preferences and limitations as the Summit Adjustable Rate Cumulative Preferred.

  The proposed Merger has been unanimously approved by the Board of Directors of both Summit and UJB. Your Board of Directors believes that the Merger provides enhanced opportunities for Summit's shareholders, has determined that the Merger is in the best interests of Summit and its shareholders, and unanimously recommends that you vote FOR approval of the Agreement. Your Board of Directors also unanimously recommends that you vote FOR the proposal approving an adjournment of the Special Meeting for the purpose of soliciting additional proxies, if necessary.

  The investment banking firm of Keefe, Bruyette & Woods, Inc. has issued a written opinion dated as of December, 1995 to your Board of Directors that, as of such date, the Exchange Ratio in the Agreement is fair to holders of Summit common stock from a financial point of view.

  Specific information regarding the Special Meeting is contained in the enclosed Notice of Special Meeting and Proxy Statement-Prospectus. Please read these materials carefully. The enclosed Proxy-Statement Prospectus relating to Summit common stock will also serve as a Prospectus for the shares of UJB preferred stock that holders of Summit's Adjustable Rate Cumulative Preferred Stock become entitled to receive in the Merger. However, such holders are not entitled to vote at the Special Meeting and will not receive their copy of the Prospectus until after the Merger becomes effective.

  It is very important that your shares be represented at the Special Meeting, whether or not you plan to attend in person. The affirmative vote of a majority of the votes cast by all shareholders present and entitled to vote at the Special Meeting is required to approve the Agreement. Therefore, we urge you to execute, date, and return the enclosed proxy card in the enclosed postage paid envelope as soon as possible to assure that your shares will be voted at the Special Meeting. YOU SHOULD NOT SEND IN CERTIFICATES FOR YOUR SUMMIT SHARES AT THIS TIME. YOU WILL RECEIVE INSTRUCTIONS AS TO THE EXCHANGE OF YOUR SUMMIT SHARES AFTER CONSUMMATION OF THE MERGER.

  On behalf of the Board of Directors, we thank you for your support and urge you to vote FOR approval of the Agreement and FOR the proposal approving adjournment of the Special Meeting, if necessary.

                                          Sincerely,


                                          /s/ Thomas D. Sayles, Jr.

                              UJB FINANCIAL CORP.
                              301 CARNEGIE CENTER
                       PRINCETON, NEW JERSEY 08543-2066

                               ----------------

                                    NOTICE
                        SPECIAL MEETING OF SHAREHOLDERS
                        TO BE HELD ON JANUARY 12, 1996

                               ----------------

  NOTICE IS HEREBY GIVEN that a Special Meeting of Shareholders of UJB Financial Corp. will be held at The Hyatt Regency Princeton, 102 Carnegie Center, Route 1 at Alexander Road, Princeton, New Jersey, on January 12, 1996 at 3:00 p.m. (local time), for the purpose of considering and voting on the following matters:

    1. A proposal to approve the Agreement and Plan of Merger dated September 10, 1995, as amended by Amendment No. 1 dated December 1, 1995, between UJB Financial Corp. and The Summit Bancorporation and the transactions contemplated thereby including (i) the merger of The Summit Bancorporation with and into UJB Financial Corp. and the issuance of 0.90 shares of UJB Financial Corp. Common Stock for each share of the outstanding Common Stock of The Summit Bancorporation, and (ii) an amendment to the Restated Certificate of Incorporation of UJB Financial Corp. changing the name of UJB Financial Corp. to "Summit Bancorp.", all as more fully described in the accompanying Proxy Statement-Prospectus.

    2. The transaction of such other business as may properly come before the Special Meeting.

  A description of the proposal to be considered is contained in the Proxy Statement-Prospectus that accompanies this Notice.

  Pursuant to the By-Laws of UJB Financial Corp., the Board of Directors has fixed December 5, 1995 as the record date for the determination of shareholders entitled to notice of and to vote at the Special Meeting and any adjournments thereof. Only record holders of outstanding UJB common stock as of the close of business on that date will be entitled to notice of and to vote at the Special Meeting or any adjournments thereof.

                                          By order of the Board of Directors



                                          Richard F. Ober, Jr.
                                          Secretary

Princeton, New Jersey
December 12, 1995

  IT IS IMPORTANT THAT PROXIES BE RETURNED PROMPTLY. THEREFORE, WHETHER YOU PLAN TO BE PRESENT IN PERSON AT THE SPECIAL MEETING OR NOT, PLEASE COMPLETE, SIGN AND DATE THE ENCLOSED PROXY AND RETURN IT IN THE SELF-ADDRESSED POSTAGE-PAID ENVELOPE.

  THE BOARD OF DIRECTORS OF UJB FINANCIAL CORP. UNANIMOUSLY RECOMMENDS THAT ITS SHAREHOLDERS VOTE TO APPROVE THE AGREEMENT AND PLAN OF MERGER.

                           THE SUMMIT BANCORPORATION
                                ONE MAIN STREET
                           CHATHAM, NEW JERSEY 07928

                               ----------------

                                    NOTICE
                        SPECIAL MEETING OF SHAREHOLDERS
                        TO BE HELD ON JANUARY 12, 1996

                               ----------------


  NOTICE IS HEREBY GIVEN that a Special Meeting of Shareholders of The Summit Bancorporation ("Summit") will be held at The Madison Hotel, Madison Avenue, Convent Station, New Jersey, on January 12, 1996 at 10:00 a.m. (local time), (the "Special Meeting") for the purpose of considering and voting on the following matters:

    1. A proposal to approve the Agreement and Plan of Merger dated September 10, 1995 as amended by Amendment No. 1 dated December 1, 1995, between UJB Financial Corp. ("UJB") and Summit (the "Merger Agreement") and the transactions contemplated thereby, which agreement provides, among other things, for the merger of Summit with and into UJB under the name Summit Bancorp., for the conversion of outstanding shares of the common stock, no par value, of Summit into whole shares of the common stock, par value $1.20 per share, of UJB and cash in lieu of fractional shares of UJB common stock, based on an exchange ratio of 0.90 shares of UJB common stock for each share of Summit common stock, for the conversion of outstanding shares of the $25 stated value Adjustable Rate Cumulative Preferred Stock of Summit into shares of an adjustable rate cumulative preferred stock of UJB of $25 stated value having the same relative rights, preferences and limitations and for the selection of six members of the Summit Board of Directors to the Board of Directors of UJB, all as more fully described in the accompanying Proxy Statement-Prospectus.

    2. A proposal to approve adjournment of the Special Meeting if insufficient shares are present at the Special Meeting to constitute a quorum or to approve the Merger Agreement, in order to permit further solicitation of proxies by Summit (the "Summit Adjournment Proposal").

    3. The transaction of such other business as may properly come before the Special Meeting.

  A description of the matters to be considered at the Special Meeting is contained in the Proxy Statement-Prospectus that accompanies this Notice.

  Pursuant to the Bylaws of Summit, the Board of Directors has fixed December 5, 1995 as the record date for the determination of shareholders entitled to notice of and to vote at the Special Meeting and any adjournments thereof. Only record holders of outstanding common stock of Summit as of the close of business on that date will be entitled to notice of and to vote at the Special Meeting or any adjournments thereof. Holders of Summit's Adjustable Rate Cumulative Preferred Stock are not entitled to vote on the Merger Agreement or the Summit Adjournment Proposal and, consequently, will not receive any notice of, or an opportunity to vote at, the Special Meeting.

                                          By order of the Board of Directors

                                          /s/ John F. Kuntz

                                          John F. Kuntz
                                          Corporate Secretary
Chatham, New Jersey
December   , 1995

  IT IS IMPORTANT THAT PROXIES BE RETURNED PROMPTLY. THEREFORE, WHETHER YOU PLAN TO BE PRESENT IN PERSON AT THE SPECIAL MEETING OR NOT, PLEASE COMPLETE, SIGN AND DATE THE ENCLOSED PROXY AND RETURN IT IN THE SELF-ADDRESSED POSTAGE-PAID ENVELOPE.

  THE BOARD OF DIRECTORS OF SUMMIT UNANIMOUSLY RECOMMENDS THAT ITS SHAREHOLDERS VOTE TO APPROVE THE AGREEMENT AND PLAN OF MERGER AND THE SUMMIT ADJOURNMENT PROPOSAL.

[Summit LOGO]
                                                                [LOGO] UJB
                                                                       FINANCIAL

PROXY STATEMENT
THE SUMMIT BANCORPORATION
ONE MAIN STREET
CHATHAM, NEW JERSEY 07928
                                                  PROXY STATEMENT-PROSPECTUS
                                                  UJB FINANCIAL CORP.
                                                  301 CARNEGIE CENTER
                                                  PRINCETON, NEW JERSEY
                                                  08543-2066


         35,820,273 SHARES OF COMMON STOCK (PAR VALUE $1.20 PER SHARE)

  504,481 SHARES OF ADJUSTABLE RATE CUMULATIVE PREFERRED STOCK, SERIES C ($25
                                 STATED VALUE)

  This Proxy Statement-Prospectus is being furnished to the holders of the common stock, par value $1.20 per share ("UJB Common"), of UJB Financial Corp. ("UJB"), a New Jersey corporation and registered bank holding company, in connection with the solicitation of proxies by the Board of Directors of UJB ("UJB Board") for use at the Special Meeting of Shareholders of UJB to be held at The Hyatt Regency Princeton, 102 Carnegie Center, Route 1 at Alexander
Road, Princeton, New Jersey, at 3:00 p.m. (local time) on January 12, 1996, and at any adjournments thereof ("UJB Special Meeting").

  This Proxy Statement-Prospectus is also being furnished to the holders of the common stock, no par value ("Summit Common"), of The Summit Bancorporation ("Summit"), a New Jersey corporation and registered bank holding company, in connection with the solicitation of proxies by the Board of Directors of Summit ("Summit Board") for use at the Special Meeting of Shareholders of Summit to be held at The Madison Hotel, Madison Avenue, Convent Station, New Jersey, at 10:00 A.m. (local time) on January 12, 1996, and at any adjournments thereof ("Summit Special Meeting").

  This Proxy Statement-Prospectus relates to up to 35,820,273 shares of UJB Common to be issued upon the merger ("Merger") of Summit with and into UJB, pursuant to an Agreement and Plan of Merger dated September 10, 1995, as amended by Amendment No. 1 dated December 1, 1995, ("Merger Agreement"). In the Merger, shares of Summit Common outstanding at the Effective Time (as defined herein) will be converted into the right to receive whole shares of UJB Common and cash in lieu of any fractional shares of UJB Common resulting from the conversion, based on an exchange ratio of 0.90 shares of UJB Common for each share of Summit Common ("Exchange Ratio").

  This Proxy Statement-Prospectus also relates to up to 504,481 shares of a $25 stated value adjustable rate cumulative preferred stock of UJB to be titled the Adjustable Rate Cumulative Preferred Stock, Series C ($25 stated value) ("UJB Series C Preferred") to be issued in the Merger in exchange for the $25 stated value Adjustable Rate Cumulative Preferred Stock of Summit ("Summit Adjustable Preferred"). The Merger Agreement provides for the conversion at the Effective Time of outstanding shares of the Summit Adjustable Preferred into a like number of shares of UJB Series C Preferred having the same relative rights, preferences and limitations as the Summit Adjustable Preferred. This Proxy Statement-Prospectus will be furnished to holders of the Summit Adjustable Preferred following the Effective Time. However, the holders of the Summit Adjustable Preferred have no right to vote with respect to the Merger or the other matters to be considered at the Summit Special Meeting, and, accordingly, no vote by the holders of the Summit Adjustable Preferred is required or being solicited.

  This Proxy Statement-Prospectus constitutes (1) the Proxy Statement of UJB relating to the solicitation of proxies by the UJB Board for use at the UJB Special Meeting to be held for the purpose of considering and voting upon a proposal to approve the Merger Agreement and the transactions contemplated thereby, including the Merger and the amendment to the Restated Certificate of Incorporation of UJB changing UJB's name to Summit Bancorp., (2) the Proxy Statement of Summit relating to the solicitation of proxies by the Summit Board for use at the Summit Special Meeting to be held for the purpose of (i) considering and voting upon a proposal to approve the Merger Agreement and the transactions contemplated thereby, and (ii) considering and voting on a proposal to approve in advance an adjournment of the Summit Special Meeting if insufficient shares are present at the Summit Special Meeting to constitute a quorum or to approve the Merger Agreement in order to permit further solicitation of proxies by Summit (the "Summit Adjournment Proposal"), (3) the Prospectus of UJB with respect to the UJB Common to be issued in the Merger, and (4) the Prospectus of UJB with respect to the UJB Series C Preferred to be issued in the Merger. Consummation of the Merger is subject to various conditions, including the approvals of the holders of shares of Summit Common and UJB Common and the Board of Governors of the Federal Reserve System ("Federal Reserve Board").

  UJB Common is traded on the New York Stock Exchange, and Summit Common is traded on the NASDAQ Stock Market--National Market System. The closing sale prices of UJB Common and Summit Common were $36.625 and $25.75, respectively, on September 8, 1995 (the last trading day prior to the public announcement of the Merger), and were $33.50 and $29.375, respectively, on December 6, 1995.


  All information contained in this Proxy Statement-Prospectus with respect to UJB has been supplied by UJB, and all information with respect to Summit has been supplied by Summit.

  The Proxy Statement-Prospectus is first being mailed to the holders of UJB Common and Summit Common on or about December 12, 1995.

                                ---------------

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE  COMMISSION  OR ANY  STATE  SECURITIES  COMMISSION, NOR  HAS  THE
    SECURITIES AND EXCHANGE COMMISSION  OR ANY STATE SECURITIES  COMMISSION
     PASSED  UPON THE  ACCURACY  OR  ADEQUACY  OF  THIS PROXY  STATEMENT-
      PROSPECTUS.  ANY  REPRESENTATION TO  THE  CONTRARY IS  A  CRIMINAL
        OFFENSE.

                                ---------------

   THE  SECURITIES OFFERED  HEREBY ARE  NOT SAVINGS  ACCOUNTS, DEPOSITS  OR
       OTHER OBLIGATIONS  OF A BANK OR SAVINGS ASSOCIATION  AND ARE NOT
           INSURED BY THE FEDERAL  DEPOSIT INSURANCE CORPORATION OR
               ANY OTHER GOVERNMENTAL AGENCY.

                                ---------------

  NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROXY STATEMENT-PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION SHOULD NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROXY STATEMENT-PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO PURCHASE, THE SECURITIES OFFERED BY THIS PROXY STATEMENT-PROSPECTUS OR THE SOLICITATION OF A PROXY IN ANY JURISDICTION IN WHICH, OR TO ANY PERSON TO WHOM, IT WOULD BE UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION OF AN OFFER OR PROXY SOLICITATION. NEITHER THE DELIVERY OF THIS PROXY STATEMENT-PROSPECTUS NOR ANY DISTRIBUTION OF THE SECURITIES TO WHICH THIS PROXY STATEMENT-PROSPECTUS RELATES SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF UJB OR SUMMIT OR IN THE INFORMATION SET FORTH HEREIN SINCE THE DATE OF THIS PROXY STATEMENT-PROSPECTUS.

       THE DATE OF THIS PROXY STATEMENT-PROSPECTUS IS DECEMBER 12, 1995.

                               TABLE OF CONTENTS

                                                                          PAGE
                                                                          -----
INDEX OF DEFINED TERMS................................................... (iii)
AVAILABLE INFORMATION....................................................  (iv)
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE..........................   (v)
SUMMARY..................................................................     1
  The Companies..........................................................     1
  UJB Special Meeting....................................................     1
  Stock Held By UJB Affiliates...........................................     2
  Summit Special Meeting.................................................     2
  Stock Held By Summit Affiliates........................................     2
  The Merger.............................................................     3
  Market Prices and Dividends............................................     7
  Recent Developments....................................................     8
  Summary of Comparative Per Share Financial Information.................     9
INTRODUCTION.............................................................    10
UJB SPECIAL MEETING......................................................    10
  Record Date; Vote Required.............................................    10
  Proxies; Revocation; Solicitation......................................    10
SUMMIT SPECIAL MEETING...................................................    11
  Record Date; Vote Required.............................................    11
  Proxies; Revocation; Solicitation......................................    12
SELECTED FINANCIAL DATA..................................................    13
PRO FORMA FINANCIAL INFORMATION..........................................    16
  Pro Forma Condensed Combined Balance Sheet.............................    17
  Pro Forma Condensed Combined Statements of Income......................    18
  Notes to Pro Forma Financial Information...............................    23
MARKET PRICE AND DIVIDEND MATTERS........................................    23
  Market Price and Dividend History......................................    23
  Coordination of and Limitations on Dividends Under Merger Agreement....    24
  Dividend Limitations...................................................    24
THE MERGER...............................................................    24
  Closing and Effective Time.............................................    24
  Merger of Constituent Corporations; Name of Surviving Corporation;
   Merger of Subsidiary Banks............................................    25
  Conversion of Summit Common............................................    25
  Conversion of Summit Adjustable Preferred..............................    25
  Exchange of Summit Certificates........................................    26
  Conversion of Stock Award Plan Options.................................    27
  Recommendation of the Boards of Directors..............................    27
  Background.............................................................    27
  Reasons for the Merger.................................................    31
  Opinion of Summit's Financial Advisor..................................    33
  Opinion of UJB's Financial Advisor.....................................    37
  Stock Option Agreements................................................    42
  Charter and By-Laws of Surviving Corporation...........................    44
  Board of Directors and Officers of Surviving Corporation...............    44
  Regulatory Approvals...................................................    44
  Interests of Certain Persons in the Merger.............................    45
  The Merger Agreement...................................................    48
  No Dissenters' Rights..................................................    50

                                      (i)

                                                                           PAGE
                                                                           ----
  New York Stock Exchange Listing.........................................  50
  Accounting Treatment....................................................  50
  Certain Federal Income Tax Consequences.................................  51
  Resales of UJB Stock....................................................  52
  Differences in Shareholders' Rights.....................................  52
UJB FINANCIAL CORP........................................................  56
  Description of Business.................................................  56
  Recent Developments.....................................................  56
DESCRIPTION OF UJB CAPITAL STOCK..........................................  57
  Common Stock............................................................  57
  Preferred Stock.........................................................  58
  Shareholder Rights Plan.................................................  58
THE SUMMIT BANCORPORATION.................................................  59
  Description of Business.................................................  59
  Recent Developments.....................................................  59
DESCRIPTION OF SUMMIT CAPITAL STOCK.......................................  60
  Common Stock............................................................  60
  Preferred Stock.........................................................  61
  Shareholder Rights Plan.................................................  61
SHAREHOLDER PROPOSALS FOR THE 1996 ANNUAL MEETINGS........................  61
LEGAL MATTERS.............................................................  62
EXPERTS...................................................................  62
AGREEMENT AND PLAN OF MERGER (without exhibits) AND AMENDMENT NO. 1 DATED
 DECEMBER 1, 1995 .................................................. Appendix A
OPINION OF KEEFE, BRUYETTE & WOODS, INC. ........................... Appendix B
OPINION OF MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED....... Appendix C
UJB FINANCIAL CORP. STOCK OPTION AGREEMENT.......................... Appendix D
THE SUMMIT BANCORPORATION STOCK OPTION AGREEMENT.................... Appendix E

                                      (ii)

                             INDEX OF DEFINED TERMS

    (INDEX OF CAPITALIZED TERMS DEFINED IN THIS PROXY STATEMENT-PROSPECTUS)

                                                                       PAGE IN
DEFINED TERM                                                          PROSPECTUS
------------                                                          ----------
Acquisition Proposal.................................................      48
Acquisition Transaction..............................................      42
Bancorp..............................................................       7
Bancorp Acquisition..................................................       7
BHC Act..............................................................      44
Cash In Lieu Amount..................................................       3
Certificate of Merger................................................       3
Change of Control Event..............................................      46
Closing..............................................................      25
Closing Date.........................................................      25
Closing Notice.......................................................      25
Code.................................................................       5
Commission...........................................................    (iv)
Common Stock Merger Consideration....................................       3
Contingent Fee.......................................................      36
Effective Time.......................................................       3
Engagement Letter....................................................      33
Exchange Act.........................................................    (iv)
Exchange Agent.......................................................       3
Exchange Ratio.......................................................   Cover
Extension Event......................................................      42
Federal Reserve Board................................................   Cover
Flemington...........................................................       7
Flemington Acquisition...............................................       7
Garden State.........................................................       8
Garden State Acquisition.............................................       8
Grantee..............................................................      42
GSBank...............................................................      59
Issuer...............................................................      42
Justice Department...................................................       5
Keefe, Bruyette......................................................       4
Lancaster............................................................      58
Market Value of UJB Common...........................................      28
Merger...............................................................   Cover
Merger Agreement.....................................................   Cover
Merrill Lynch........................................................       4
NASDAQ...............................................................    (iv)
New Award Plan Option................................................       4
New Jersey Corporation Act...........................................       3
NJSB.................................................................      56
NYSE.................................................................    (iv)
Opinions.............................................................      50
Options..............................................................       6
Original Award Plan Option...........................................       4
Pooling Acquisitions.................................................       8
Purchase Event.......................................................      43
Registration Rights..................................................      43

                                                                       PAGE IN
DEFINED TERM                                                          PROSPECTUS
------------                                                          ----------
Registration Statement...............................................      43
Repurchase...........................................................      43
Securities Act.......................................................    (iv)
SERP.................................................................      46
Stock Option Agreements..............................................       6
Substitute Option....................................................      43
Summit...............................................................   Cover
Summit Adjournment Proposal..........................................   Cover
Summit Adjustable Preferred..........................................   Cover
Summit Bank..........................................................       3
Summit Board.........................................................   Cover
Summit Certificates..................................................       3
Summit Common........................................................   Cover
Summit Common Certificates...........................................       3
Summit Dividend Plan.................................................      12
Summit Option........................................................       6
Summit Preferred Certificates........................................       3
Summit Profit Sharing Plan...........................................      13
Summit Record Date...................................................       2
Summit Retirement Plan...............................................      46
Summit Right.........................................................      52
Summit Rights Plan...................................................      52
Summit Shareholders..................................................       2
Summit Special Meeting...............................................   Cover
Summit Stock.........................................................       4
Summit Stock Award Plans.............................................       4
Summit Stock Option Agreement........................................       6
Surviving Corporation................................................       3
UJB..................................................................   Cover
UJB Board............................................................   Cover
UJB Certificates.....................................................       4
UJB Common...........................................................   Cover
UJB Common Certificate...............................................       3
UJB Dividend Plan....................................................      11
UJB Option...........................................................       6
UJB Rights...........................................................      57
UJB Rights Plan......................................................      57
UJB Record Date......................................................       1
UJB Savings Plan.....................................................      11
UJB Series B Preferred...............................................      54
UJB Series C Preferred...............................................   Cover
UJB Series C Preferred Certificate...................................       3
UJB Series R Preferred...............................................      57
UJB Shareholders.....................................................       1
UJB Special Meeting..................................................   Cover
UJB Stock............................................................       4
UJB Stock Option Agreement...........................................       6
UJBank...............................................................       1

                                     (iii)

                             AVAILABLE INFORMATION

  Each of UJB and Summit is subject to the informational requirements of the Securities Exchange Act of 1934, as amended ("Exchange Act") and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission ("Commission"), relating to its businesses, financial statements and other matters. The Registration Statement discussed below and the exhibits thereto as well as such reports, proxy statements and other information filed by UJB and Summit may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the following regional offices of the Commission: Chicago Regional Office, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511 and New York Regional Office, 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such materials may be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. In addition, UJB Common is listed on the New York Stock Exchange ("NYSE") and reports, proxy statements and other information concerning UJB are available for inspection at the offices of the NYSE, 20 Broad Street, New York, New York 10005. Summit Common is listed on the NASDAQ Stock Market--National Market System ("NASDAQ") and reports, proxy statements and other information concerning Summit are available for inspection at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

  UJB has filed with the Commission a registration statement on Form S-4 under the Securities Act of 1933, as amended ("Securities Act"), in respect of the UJB Common and UJB Series C Preferred to be issued in the Merger ("Registration Statement"). As permitted by the rules and regulations of the Commission, this Proxy Statement-Prospectus omits certain information, exhibits and undertakings contained in the Registration Statement. For such information, reference is made to the Registration Statement and the exhibits filed as a part thereof or incorporated by reference therein.

  All information pertaining to UJB contained in this Proxy Statement-Prospectus has been provided by UJB and all information pertaining to Summit contained in the Proxy Statement-Prospectus has been provided by Summit.


                                     (iv)

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  There are hereby incorporated by reference into and made a part of this Proxy Statement-Prospectus the following documents filed by UJB (File No. 1-
6451) with the Commission: (1) the Annual Report on Form 10-K for the fiscal year ended December 31, 1994; (2) the Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 1995, June 30, 1995 and September 30, 1995;
(3) the Current Reports on Form 8-K dated January 19, 1995, August 1, 1995, September 10, 1995 (two at such date) and October 27 1995; and (4) the description of UJB Common contained in UJB's Registration Statement on Form 10 filed pursuant to Section 12(b) of the Exchange Act, dated August 31, 1970, and the description of the preferred stock purchase rights appurtenant to the UJB Common contained in UJB's Registration Statement on Form 8-A filed pursuant to Section 12(b) of the Exchange Act, dated August 28, 1989, including all amendments thereto and reports filed under the Exchange Act for the purpose of updating such description. Such incorporation by reference will not be deemed to specifically incorporate by reference the information referred to in Item 402(a)(8) of Regulation S-K. There are hereby incorporated by reference into and made a part of this Proxy Statement-Prospectus the following documents filed by Summit (File No. 0-8026) with the Commission: (1) the Annual Report on Form 10-K for the fiscal year ended December 31, 1994;
(2) the Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 1995, June 30, 1995 and September 30, 1995; (3) the Current Reports on Form 8-K filed May 16, 1995, July 7, 1995 and September 27, 1995; and (4) the description of the Summit Shareholder Rights Plan contained in Summit's Registration Statement on Form 8-A filed February 5, 1990 including all amendments thereto and reports filed under the Exchange Act for the purpose of updating such description. Such incorporation by reference will not be deemed to specifically incorporate by reference the information referred to in Item 402(a)(8) of Regulation S-K.

  All documents filed by UJB and Summit pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Proxy Statement-Prospectus and prior to the date of the UJB and Summit Special Meetings shall be deemed to be incorporated by reference into this Proxy Statement-Prospectus and to be a part hereof from the respective dates of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Proxy Statement-Prospectus to the extent that a statement contained herein, or in any other subsequently filed document that is also incorporated or deemed incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Proxy Statement-Prospectus.

  THIS PROXY STATEMENT-PROSPECTUS INCORPORATES DOCUMENTS BY REFERENCE WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. UJB AND SUMMIT EACH HEREBY UNDERTAKES, WITH RESPECT TO THE DOCUMENTS LISTED ABOVE FILED BY IT WITH THE COMMISSION, TO PROVIDE WITHOUT CHARGE TO EACH PERSON, INCLUDING ANY BENEFICIAL OWNER, TO WHOM THIS PROXY STATEMENT-PROSPECTUS HAS BEEN DELIVERED, UPON THE WRITTEN OR ORAL REQUEST OF SUCH PERSON, A COPY OF ANY OR ALL OF THE DOCUMENTS REFERRED TO ABOVE THAT HAVE BEEN OR MAY BE INCORPORATED INTO THIS PROXY STATEMENT-PROSPECTUS AND DEEMED TO BE PART HEREOF, OTHER THAN EXHIBITS TO SUCH DOCUMENTS, UNLESS SUCH EXHIBITS ARE SPECIFICALLY INCORPORATED BY REFERENCE IN SUCH DOCUMENTS. REQUESTS FOR DOCUMENTS FILED BY UJB SHOULD BE DIRECTED TO RICHARD F. OBER, JR., SECRETARY, UJB FINANCIAL CORP., 301 CARNEGIE CENTER, P.O. BOX 2066, PRINCETON, NEW JERSEY 08543-2066 (TELEPHONE (609) 987-3442).
REQUESTS FOR DOCUMENTS FILED BY SUMMIT SHOULD BE DIRECTED TO JOHN F. KUNTZ, CORPORATE SECRETARY, THE SUMMIT BANCORPORATION, ONE MAIN STREET, CHATHAM, NEW JERSEY 07928 (TELEPHONE (201) 701-2665). IN ORDER TO ENSURE TIMELY DELIVERY OF DOCUMENTS PRIOR TO THE UJB SPECIAL MEETING OR SUMMIT SPECIAL MEETING, ANY REQUEST SHOULD BE MADE BY JANUARY 2, 1996.

                                      (v)

                                    SUMMARY

  The following constitutes a brief summary for the convenience of the shareholders of UJB and Summit of the information contained in this Proxy Statement-Prospectus relating to the proposal to approve the Merger Agreement, including the Appendices hereto. The summary is necessarily selective and is qualified in its entirety by the more extensive discussion contained elsewhere in this Proxy Statement-Prospectus and the documents incorporated by reference herein relating to the proposal to approve the Merger Agreement. UJB and Summit shareholders are encouraged to read carefully this Proxy Statement-Prospectus in its entirety, including such Appendices.

                                 THE COMPANIES

UJB

  UJB Financial Corp., a New Jersey corporation and registered bank holding company with principal executive offices at 301 Carnegie Center, Princeton, New Jersey, through its wholly owned subsidiary banks, United Jersey Bank ("UJBank") and First Valley Bank, operated, as of September 30, 1995, 290 banking offices located in New Jersey and eastern Pennsylvania. The subsidiary banks of UJB are engaged in a general banking business. They offer demand and interest bearing deposit accounts, make business, real estate, personal and installment loans, and provide lease financing and trust and fiduciary services. In addition, UJB owns eight active nonbank subsidiaries that are engaged primarily in discount brokerage, venture capital investment, commercial finance lending, lease financing and reinsuring credit life and disability insurance policies related to consumer loans made by the bank subsidiaries.

SUMMIT

  The Summit Bancorporation, a New Jersey corporation and registered bank holding company with principal executive offices at One Main Street, Chatham, New Jersey, through its wholly owned subsidiary bank, Summit Bank, operated, as of September 30, 1995, 90 banking offices located throughout 11 counties in central and northern New Jersey. Summit Bank is engaged in a general banking business. It provides a broad range of commercial banking, retail banking, real estate lending, private banking/asset management and other financial services.

                              UJB SPECIAL MEETING

TIME, DATE, PLACE AND PURPOSE

  The UJB Special Meeting will be held on January 12, 1996 at 3:00 p.m. (local time), at The Hyatt Regency Princeton, 102 Carnegie Center, Route 1 at Alexander Road, Princeton, New Jersey, to consider and vote upon a proposal to approve the Merger Agreement and the transactions contemplated thereby, as set forth in the accompanying Notice of Special Meeting. A copy of the Merger Agreement (without exhibits) is attached hereto as Appendix A.

RECORD DATE; VOTE REQUIRED

  The record date for determining the UJB shareholders entitled to notice of and to vote at the UJB Special Meeting ("UJB Shareholders") is December 5, 1995 ("UJB Record Date"). The presence, in person or by proxy, of at least a majority of the shares of UJB Common outstanding on the UJB Record Date is necessary to constitute a quorum at the UJB Special Meeting. Assuming a quorum is present the affirmative vote of a majority of the votes cast at the UJB Special Meeting is necessary to approve the Merger Agreement. In the event that a quorum is not present or there are not sufficient votes to approve the Merger Agreement, the UJB Special Meeting may be adjourned by the chairman of the UJB Special Meeting or a majority of the shares so represented in order to permit further solicitation of proxies by UJB.

                          STOCK HELD BY UJB AFFILIATES

  The directors and executive officers of UJB beneficially owned as of the UJB Record Date 2,811,715 shares of UJB Common entitled to vote at the Special Meeting, representing 4.73% of the shares of UJB Common outstanding at the UJB Record Date. The directors and the executive officers of UJB have all indicated that they will vote their shares of UJB Common in favor of the Merger Agreement. As of the UJB Record Date, the banking and trust subsidiaries of UJB, as fiduciaries, custodians or agents, held a total of 2,599,215 shares, or 4.50%, of the outstanding shares of UJB Common under trust agreements and other instruments and agreements. These entities maintained sole or shared voting power with respect to 897,882 of such shares.

  Summit beneficially owns 96,519 shares of UJB Common, and, by virtue of holding the UJB Option (as defined herein), could be deemed the beneficial owner of an additional 11,450,000 shares of UJB Common, representing 19.9% of the shares of UJB Common outstanding on the UJB Record Date. However, the UJB Option is not presently exercisable and the UJB Common represented thereby has not been issued and cannot be voted.

                             SUMMIT SPECIAL MEETING

TIME, DATE, PLACE AND PURPOSE

  The Summit Special Meeting will be held on January 12, 1996 at 10:00 a.m. (local time), at The Madison Hotel, Madison Avenue, Convent Station, New Jersey, to consider and vote upon (i) a proposal to approve the Merger Agreement and the transactions contemplated thereby and (ii) a proposal to approve in advance an adjournment of the Summit Special Meeting if insufficient shares are present to constitute a quorum or to approve the Merger Agreement in order to permit further solicitation of proxies by Summit (the "Summit Adjournment Proposal") as set forth in the accompanying Notice of Special Meeting. A copy of the Merger Agreement (without exhibits) is attached hereto as Appendix A.

RECORD DATE; VOTE REQUIRED

  The record date for determining the holders of Summit Common entitled to notice of and to vote at the Summit Special Meeting ("Summit Shareholders") is December 5, 1995 ("Summit Record Date"). The presence, in person or by proxy, of at least a majority of the shares of Summit Common outstanding on the Summit Record Date is necessary to constitute a quorum at the Summit Special Meeting. Assuming a quorum is present, the affirmative vote of a majority of the votes cast at the Summit Special Meeting is necessary to approve the Merger Agreement and the Summit Adjournment Proposal. See "Summit Special Meeting--Record Date; Vote Required."

  Holders of Summit Adjustable Preferred are not entitled by law or Summit's Restated Certificate of Incorporation to vote on the Merger Agreement or the Summit Adjournment Proposal. Consequently, their vote is not being solicited with respect to the Merger Agreement or the Summit Adjournment Proposal in connection with the Special Meeting or otherwise.

                        STOCK HELD BY SUMMIT AFFILIATES

  The directors and executive officers of Summit beneficially owned as of the Summit Record Date 1,788,273 shares of Summit Common entitled to vote at the Summit Special Meeting, representing 5.24% of the outstanding shares of Summit Common outstanding on the Summit Record Date. The directors and the executive officers of Summit have all indicated that they will vote their shares of Summit Common in favor of the Merger Agreement.

  UJB, by virtue of holding the Summit Option (as defined herein), could be deemed the beneficial owner of 6,730,000 shares of Summit Common, representing 19.9% of the shares of Summit Common outstanding on the Summit Record Date. However, the Summit Option is not presently exercisable and the Summit Common represented thereby has not been issued and cannot be voted.

                                   THE MERGER

EFFECTIVE TIME

  The Merger will become effective at the hour and on the date ("Effective Time") specified in the Certificate of Merger ("Certificate of Merger") to be filed pursuant to the New Jersey Business Corporation Act ("New Jersey Corporation Act") with the Secretary of State of the State of New Jersey immediately following the closing of the Merger. If the Merger is approved by the UJB Shareholders and Summit Shareholders, subject to the satisfaction or waiver of other certain conditions set forth in the Merger Agreement, it is currently contemplated that the Effective Time will occur during the first quarter of 1996. See "THE MERGER--The Merger Agreement."

NAME OF SURVIVING CORPORATION

  At the Effective Time, Summit will be merged with and into UJB (UJB as the surviving corporation in the Merger is sometimes referred to herein as the "Surviving Corporation"). Simultaneously with the effectiveness of the Merger, the name of the Surviving Corporation will be changed to "Summit Bancorp." In the Merger Agreement UJB has agreed to merge Summit Bank, the wholly-owned, New Jersey chartered bank subsidiary of Summit ("Summit Bank"), with and into UJBank under the name "Summit Bank" as soon as reasonably practicable following the Effective Time.

  NOTWITHSTANDING THE CHANGE IN UJB'S NAME WHICH WILL OCCUR AT THE EFFECTIVE TIME, HOLDERS OF UJB STOCK CERTIFICATES AT THE EFFECTIVE TIME WILL NOT RECEIVE NEW UJB STOCK CERTIFICATES REFLECTING THE NAME CHANGE. SUCH HOLDERS SHOULD NOT ATTEMPT TO EXCHANGE THEIR EXISTING UJB STOCK CERTIFICATES FOR NEW CERTIFICATES. EXISTING UJB STOCK CERTIFICATES WILL CONTINUE AFTER THE EFFECTIVE TIME TO BE VALID FOR ALL RELEVANT PURPOSES.

CONVERSION OF SUMMIT COMMON

  At the Effective Time, each outstanding share of Summit Common, other than shares of Summit Common beneficially owned by UJB or a subsidiary of UJB (other than shares of Summit Common held in a fiduciary capacity or as a result of debts previously contracted), if any, and shares held in the treasury of Summit, if any, will be converted into and represent the right to receive whole shares of UJB Common and cash in lieu of any fractional shares of UJB Common resulting from the conversion ("Cash In Lieu Amount") based on the Exchange Ratio of 0.90 shares of UJB Common for each share of Summit Common, subject to anti-dilution adjustment in the event of changes in the capitalization of UJB. (Such whole shares of UJB Common and such Cash In Lieu Amounts determined in accordance with the Exchange Ratio, and any anti-dilution adjustment required under the Merger Agreement, are referred to collectively herein as the "Common Stock Merger Consideration".) As soon as practicable following the Effective Time, each holder of Summit Common will receive from First Chicago Trust Company of New York acting as the exchange agent for the Merger ("Exchange Agent"), in exchange for all certificates representing their Summit Common ("Summit Common Certificates"), a certificate representing the whole shares of UJB Common into which their Summit Common has been converted ("UJB Common Certificate") and, to the extent entitled thereto, a check representing a Cash In Lieu Amount.

CONVERSION OF SUMMIT ADJUSTABLE PREFERRED

  At the Effective Time, each outstanding share of Summit Adjustable Preferred, other than shares of Summit Adjustable Preferred beneficially owned by UJB or a subsidiary of UJB (other than shares of Summit Adjustable Rate Preferred held in a fiduciary capacity or as a result of debts previously contracted), if any, and shares held in the treasury of Summit, if any, will be converted into and represent the right to receive one share of UJB Series C Preferred. As soon as practicable following the Effective Time, each holder of Summit Adjustable Preferred will receive from the Exchange Agent, in exchange for all certificates representing their Summit Adjustable Preferred ("Summit Preferred Certificates"), a certificate representing the shares of UJB Series C Preferred into which their Summit Adjustable Preferred has been converted ("UJB Series C Preferred Certificate"). (The Summit Preferred Certificates and the Summit Common Certificates are sometimes collectively referred to herein as the "Summit Certificates," and the UJB Series C Preferred Certificates and the

UJB Common Certificates are sometimes collectively referred to herein as the "UJB Certificates".) (The Summit Common and the Summit Adjustable Preferred are sometimes collectively referred to herein as the "Summit Stock," and the UJB Common and the UJB Series C Preferred are sometimes collectively referred to herein as the "UJB Stock"). For a fuller discussion of the Conversion of the Summit, Adjustable Preferred, see "THE MERGER--Conversion of Summit Adjustable Preferred."

CONVERSION OF SUMMIT DIRECTOR AND EMPLOYEE STOCK OPTIONS

  Each stock option relating to Summit Common ("Original Award Plan Option") outstanding at the Effective Time and granted to a director or employee pursuant to the Summit Stock Incentive Plan, the Summit 1995 Stock Incentive Plan and the Summit 1995 Director Stock Option Plan (collectively, the "Summit Stock Award Plans"), will be converted automatically at the Effective Time into an option to purchase UJB Common ("New Award Plan Option"). The vesting of any unexercisable Original Award Plan Options will be accelerated in connection with the Merger. Subject to the adjustment described below, the New Award Plan Option will continue to be governed by the terms of the Summit Stock Award Plan under which the corresponding Original Award Plan Option was granted and the stock option agreement by which it was evidenced. The number of shares of UJB Common subject to the New Award Plan Options and the exercise price of the New Award Plan Options will be adjusted as provided in the Merger Agreement to give effect to the Exchange Ratio. The Merger Agreement provides for Summit directors and officers receiving New Award Plan Options at the Effective Time to have the additional right to exercise the New Award Plan Options as stock appreciation rights and receive upon exercise a number of shares of UJB Common equal in market value to the difference between the exercise price and market price in the aggregate of the shares of UJB Common as to which the New Award Plan Options were so exercised. The vesting of certain restricted stock awards and performance share units granted under the Summit Stock Award Plans will be accelerated in connection with the Merger. See "THE MERGER--Conversion of Stock Award Plan Options."

RECOMMENDATIONS OF THE BOARDS

  The UJB Board unanimously recommends that UJB Shareholders vote to approve the Merger Agreement. The Summit Board unanimously recommends that Summit Shareholders vote to approve the Merger Agreement and the Summit Adjournment Proposal.

OPINION OF SUMMIT'S FINANCIAL ADVISOR

  Summit engaged Keefe, Bruyette & Woods Inc. ("Keefe, Bruyette") to render financial advisory and investment banking services with respect to the Merger. Pursuant to such engagement, Keefe, Bruyette has evaluated the financial terms of the Merger. Keefe, Bruyette has delivered to Summit an opinion dated December , 1995 stating that, as of such date, based on the review and assumptions and subject to the limitations described therein the Exchange Ratio was fair, from a financial point of view, to the holders of Summit Common. A copy of Keefe, Bruyette's opinion is attached as Appendix B to this Proxy Statement-Prospectus and should be read in its entirety. See "THE MERGER-- Opinion of Summit's Financial Advisor."

OPINION OF UJB'S FINANCIAL ADVISOR

  UJB engaged Merrill Lynch & Co. ("Merrill Lynch") to render financial advisory and investment banking services with respect to the Merger. Pursuant to such engagement, Merrill Lynch has evaluated the financial terms of the Merger. Merrill Lynch has delivered to UJB an opinion dated December 12, 1995 stating that, as of such date, based on the review and assumptions and subject to the limitations described therein, the Exchange Ratio is fair to holders of UJB Common from a financial point of view. A copy of Merrill Lynch's opinion is attached as Appendix C to this Proxy Statement-Prospectus and should be read in its entirety. See "THE MERGER--Opinion of UJB's Financial Advisor."

NO DISSENTERS' RIGHTS

  Under the New Jersey Corporation Act, there are no dissenters' rights of appraisal available to holders of UJB Stock or Summit Stock in connection with the Merger. See "THE MERGER--No Dissenters' Rights."

ACCOUNTING TREATMENT

  It is anticipated that the Merger, when consummated, will be accounted for as a pooling-of-interests. The Merger will not be consummated in the event that the Merger cannot be accounted for as a pooling-of-interests.

CERTAIN FEDERAL INCOME TAX CONSEQUENCES

  The Merger is expected to qualify as a "tax-free" reorganization under
Section 368 of the Internal Revenue Code of 1986, as amended ("Code"). UJB and Summit have each received an opinion of counsel to the effect that, assuming the Merger occurs in accordance with the Merger Agreement and conditioned on the accuracy of certain representations made by UJB and Summit, the Merger will constitute a "reorganization" within the meaning of Section 368 of the Code for federal income tax purposes. Summit has received an opinion of counsel that (i) no gain or loss will be recognized for federal income tax purposes by holders of Summit Common upon the exchange of their Summit Common solely for the Common Stock Merger Consideration, except with respect to any Cash in Lieu Amounts received, and (ii) no gain or loss will be recognized for federal income tax purposes by holders of Summit Adjustable Preferred upon the exchange of their Summit Adjustable Preferred solely for UJB Series C Preferred. Each Summit shareholder is urged to consult his or her own tax advisor to determine the specific tax consequences of the Merger to such shareholder, including the applicability of various state, local, and foreign tax laws. See "THE MERGER-- Certain Federal Income Tax Consequences."

REGULATORY APPROVALS

  Consummation of the Merger requires, and is conditioned upon receipt of, the approval of the Merger by the Federal Reserve Board. The Merger may not be consummated until after the expiration of a 15-to-30-day statutory waiting period following receipt of Federal Reserve Board approval without objection to the Merger by the United States Department of Justice ("Justice Department"). There can be no assurance that the approval of the Federal Reserve Board will be obtained or as to the timing or conditions of such approvals. See "THE MERGER--Regulatory Approvals."

CONDITIONS OF THE MERGER

  Consummation of the Merger is subject, among other things, to the approval of the Merger Agreement by the requisite vote of UJB Shareholders and Summit Shareholders and the receipt of all requisite regulatory approvals. See "THE MERGER--The Merger Agreement--Conditions to the Merger; Termination."

EXCHANGE OF CERTIFICATES

  After the Effective Time, holders of record of Summit Common and Summit Adjustable Preferred at the Effective Time will receive in the mail from the Exchange Agent instructions for exchanging their Summit Common Certificates or Summit Preferred Certificates or both, as appropriate, for the Common Stock Merger Consideration or UJB Series C Preferred or both, as appropriate, to which they become entitled in the Merger. Summit's shareholders should not surrender their Summit Certificates until they receive such instructions. See "THE MERGER--Exchange of Summit Certificates."

  In the event a Summit Certificate has been, lost, stolen, destroyed or is not properly registered, the holder of the Summit Stock represented thereby is urged, in order to avoid delays and additional expense, to notify Summit's registrar and transfer agent, First Chicago Trust Company of New York, now, at
(201) 324-0498 (inside New Jersey) or (800) 446-2617 (outside New Jersey) of such fact and begin the process of having replacement certificates issued.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

  Directors and executive officers of Summit have interests in the Merger that are in addition to their interests as shareholders of Summit. These interests include: (i) the indemnification of directors and officers of Summit against certain claims that may arise after the Effective Time based on services provided to Summit or any subsidiary of Summit prior to the Effective Time; (ii) UJB's covenant to use its best efforts to purchase insurance for six years after the Effective Time, subject to a maximum premium limitation, protecting the Summit directors and officers against such claims; (iii) UJB's covenant to enter, on or before the Closing Date (as defined herein), into an employment agreement with Robert G. Cox providing for Mr. Cox to serve, commencing at the Effective Time, as the President of the Surviving Corporation and UJBank, the wholly-owned, New Jersey chartered subsidiary bank of UJB for a maximum term of five years with a base salary of at least $500,000 per year;
(iv) for Robert G. Cox, John R. Feeney, Dennis S. McChesney, Elwood Bowman II and James S. Little payments of $3,382,573, $1,351,317, $1,463,867, $611,093 and $798,697, respectively, under their change of control agreements with Summit in the event their employment is terminated within certain specified periods prior to or following the Effective Time by Summit or UJB for certain reasons other than for cause; (v) for Messrs. Cox, Fenney and McChesney, the vesting of benefits under the Summit Supplemental Executive Retirement Plan with an estimated present value of $116,414, $167,121 and $265,966, respectively; (vi) for directors and officers holding at the Effective Time Original Award Plan Options which are not currently exercisable, such Original Award Plan Options will become exercisable in connection with the Merger and the additional right provided for in the Merger Agreement to exercise the New Award Plan Options as stock appreciation rights and receive upon exercise an amount of UJB Common equal to the difference between exercise price and market price in the aggregate; and (vii) the selection of Mr. Cox and five other Summit Board members to the Board of the Surviving Corporation for a period of service to include at least one full three-year term (except with respect to Thomas D. Sayles, Jr. who, UJB and Summit have separately agreed, if selected, would serve a term ending at the 1997 annual meeting of shareholders of the Surviving Corporation). In reference to (vi) above, the aggregate number of shares and estimated value thereof (based on the closing sale price of UJB Common on December 6, 1995 of $33.50) of UJB Common issuable upon exercise of New Award Plan Options as stock appreciation rights by Messrs. Cox, Feeney, McChesney, Bowman and Little would be 144,875 shares and $4,953,897. These interests and the underlying assumptions are described in more detail below under "THE MERGER AGREEMENT--Interests of Certain Persons in the Merger."

DIFFERENCES IN SHAREHOLDERS' RIGHTS

  Because UJB and Summit are both New Jersey business corporations, any differences in rights of holders of their respective stocks are due to differences in the restated certificates of incorporation and by-laws of the two companies. At the Effective Time, holders of Summit Stock will become shareholders of UJB, and their rights as shareholders of UJB will be determined by UJB's Restated Certificate of Incorporation and By-Laws. See "THE MERGER-- Differences in Shareholder's Rights."

ISSUANCE AND SALE OF OPTIONS

  In connection with the execution of the Merger Agreement, on September 11, 1995, UJB entered into a Stock Option Agreement with Summit ("UJB Stock Option Agreement") and Summit entered into a Stock Option Agreement with UJB ("Summit Stock Option Agreement," and, collectively with the UJB Stock Option Agreement, the "Stock Option Agreements"). Pursuant to the Stock Option Agreements, UJB issued to Summit an option to purchase 11,450,000 shares of UJB Common, representing 19.9% of UJB Common outstanding at that date, at $36.625 per share, exercisable under certain circumstances ("UJB Option"), and Summit issued to UJB an option to purchase 6,730,000 shares of Summit Common, representing 19.9% of Summit Common outstanding at that date, at $26.75 per share, exercisable under certain circumstances ("Summit Option," and, collectively with the UJB Option, the "Options"). The UJB Option and Summit Option are identical in all material respects. See "THE MERGER--Stock Option Agreements."

                          MARKET PRICES AND DIVIDENDS

  UJB Common is listed and traded on the NYSE. Summit Common is listed and traded on NASDAQ. The following table presents for the periods indicated (rounded to the nearest cent and adjusted for all stock splits and stock dividends) the high and low sale prices of a share of UJB Common and a share of Summit Common and dividends declared per share on UJB Common and Summit Common.

                                     UJB COMMON             SUMMIT COMMON
                               ----------------------- -----------------------
                                SALE PRICES             SALE PRICES
                               ------------- DIVIDENDS ------------- DIVIDENDS
YEAR                            HIGH   LOW   PER SHARE  HIGH   LOW   PER SHARE
----                           ------ ------ --------- ------ ------ ---------
1992.......................... $24.50 $14.00   $0.60   $19.25 $11.13   $0.73
1993..........................  33.25  21.63    0.69    22.50  16.88    0.74
1994..........................  29.25  22.50    0.94    21.75  17.25    0.78
1995 (through December 6, 1995) 37.25  24.13    0.87    30.00  18.75    0.63

  The following table presents (rounded to the nearest cent) for September 8, 1995, the last full trading day prior to the public announcement of the execution of the Merger Agreement, and for December 6, 1995, the last sale price of a share of UJB Common, the last sale price of a share of Summit Common and the pro forma equivalent in UJB Common of a share of Summit Common computed by multiplying the last sale price of UJB Common on each of the dates specified in the table by the Exchange Ratio of 0.90.

                                                                   PRO FORMA
                                                 UJB   SUMMIT  SUMMIT EQUIVALENT
                                               ------- ------- -----------------
September 8, 1995............................. $36.625 $25.750      $32.963
December 6, 1995..............................  33.50   29.375       30.15

  NO ASSURANCE CAN BE GIVEN AS TO WHAT THE MARKET PRICE OF UJB COMMON WILL BE IF AND WHEN THE MERGER IS CONSUMMATED. BECAUSE THE EXCHANGE RATIO IS FIXED AND BECAUSE THE MARKET PRICE OF UJB COMMON IS SUBJECT TO FLUCTUATION, THE VALUE OF THE SHARES OF UJB COMMON THAT HOLDERS OF SUMMIT COMMON WILL RECEIVE IN THE MERGER MAY INCREASE OR DECREASE PRIOR TO AND FOLLOWING THE MERGER. UJB AND SUMMIT SHAREHOLDERS ARE ADVISED TO OBTAIN CURRENT MARKET QUOTATIONS FOR UJB COMMON AND SUMMIT COMMON. IN ADDITION, PAST DIVIDENDS PAID IN RESPECT OF UJB COMMON AND SUMMIT COMMON ARE NOT NECESSARILY INDICATIVE OF FUTURE DIVIDENDS, WHICH MAY BE DECLARED AND PAID. NO ASSURANCE CAN BE GIVEN CONCERNING DIVIDENDS TO BE DECLARED AND PAID IN RESPECT OF UJB COMMON AND SUMMIT COMMON BEFORE OR AFTER THE EFFECTIVE TIME. SEE "MARKET PRICE AND DIVIDEND MATTERS."

  The following table presents, as of December 6, 1995, the current annualized dividend rate for a share of UJB Common, for a share of Summit Common and (rounded to the nearest cent) for the pro forma equivalent in UJB Common of a share of Summit Common computed by multiplying the annualized dividend rate of a share of UJB Common by the Exchange Ratio of 0.90.

                                                                    PRO FORMA
                                                     UJB  SUMMIT SUMMIT EXCHANGE
                                                    ----- ------ ---------------
December 6, 1995................................... $1.16  $.84       $1.04

                              RECENT DEVELOPMENTS

UJB
  On July 11, 1995, UJB completed the acquisition of Bancorp New Jersey, Inc. ("Bancorp"), a New Jersey-headquartered bank holding company, which has been accounted for on a purchase accounting basis ("Bancorp Acquisition"). At July 11, 1995, Bancorp had assets of $506 million and deposits of $451 million. In the transaction, 60 percent of the outstanding Bancorp common stock was exchanged for UJB Common at the exchange ratio of 1.5441 shares of UJB Common for each share of Bancorp common stock, resulting in a total of 1,948,153 shares of UJB Common being issued, and the remaining 40 percent of outstanding Bancorp common stock was exchanged for cash at the rate of $43.10 per share, for an aggregate cash payment of $36,273,463.

  On August 1, 1995, UJB entered into an Agreement and Plan of Merger with The Flemington National Bank and Trust Company ("Flemington"), a national banking association, providing for the merger of Flemington with and into UJBank, and for the issuance of UJB Common to the shareholders of Flemington at an exchange ratio which will be determined in accordance with a formula set forth in the Agreement and Plan of Merger and which will depend primarily on the average closing price of UJB Common over a ten trading day period ending on or shortly before the closing of the transaction ("Flemington Acquisition"). The exchange ratio may not be higher than 1.7241 shares of UJB Common for each share of Flemington common stock, nor lower than 1.3514 shares of UJB Common for each share of Flemington common stock except under certain circumstances giving Flemington the right to terminate the agreement unless UJB increases the relative value of Flemington common stock in the exchange ratio. At August 1, 1995, Flemington had assets of $288 million and 958,476 shares of common stock outstanding. The transaction is expected to be accounted for as a pooling-of-interests.

SUMMIT

  On June 13, 1995, Summit entered into an Agreement and Plan of Merger with Garden State Bancshares, Inc. ("Garden State"), a New Jersey-headquartered bank holding company, providing for the merger of Garden State with and into Summit and for the exchange of Garden State common stock into Summit Common at the exchange ratio of 1.08 shares of Summit Common (and cash in lieu of fractional shares) for each share of Garden State common stock ("Garden State Acquisition", and, together with the Flemington Acquisition, the "Pooling Acquisitions"). At September 30, 1995, Garden State had total consolidated assets of $314 million, deposits of $284 million and shareholders' equity of $29 million. The transaction is expected to be accounted for as a pooling-of-interests.

  The Pooling Acquisitions are reflected in the pro forma financial information, unless otherwise indicated. See "SELECTED FINANCIAL DATA" and "PRO FORMA FINANCIAL INFORMATION."

  On May 9, 1995, Summit announced that the Summit Board authorized the repurchase of up to 7% of the total of the Summit Common issued and outstanding, or approximately 2.3 million shares. Summit announced that it expected to repurchase the common shares from time to time in the open market or through privately negotiated transactions subject to market conditions. As of September 10, 1995, the day the Merger Agreement was executed, Summit had repurchased 84,485 shares of Summit Common pursuant to such repurchase program. In the Merger Agreement, Summit agreed not to engage in any further repurchases of Summit Common during term of the Merger Agreement.

             SUMMARY OF COMPARATIVE PER SHARE FINANCIAL INFORMATION

  The following summary presents, for the periods indicated, selected comparative per share financial data: (i) on a historical basis for both UJB and Summit; (ii) on a pro forma combined basis for UJB, giving effect to the Merger, assuming that the Merger had been effective at the beginning of the periods presented; (iii) on a pro forma combined basis for UJB giving effect to the Merger and the Pooling Acquisitions, assuming that the Merger and the Pooling Acquisitions had been effective at the beginning of the periods presented; and (iv) on a pro forma equivalent basis per common share for Summit, assuming that the Merger, and the Merger and the Pooling Acquisitions had been effective for all periods presented. Such data are computed on a pro forma equivalent basis with respect to a share of Summit Common by multiplying the pro forma combined amount (giving effect to the Merger and the Merger and the Pooling Acquisitions) by the Exchange Ratio of 0.90 provided for in the Merger Agreement. The pro forma consolidated statements of income do not give effect to anticipated expenses and nonrecurring charges related to the Merger and the estimated effect of revenue enhancements and expense savings associated with the consolidation of the operations of UJB and Summit. See "SELECTED FINANCIAL DATA" and "PRO FORMA FINANCIAL INFORMATION."

                                             NINE MONTHS ENDED    YEAR ENDED
                                               SEPTEMBER 30,     DECEMBER 31,
                                             ----------------- -----------------
                                               1995     1994   1994  1993  1992
                                             -------- -------- ----- ----- -----
NET INCOME PER SHARE (1)
Historical:
  UJB....................................... $   2.20 $   1.73 $2.35 $1.50 $1.09
  Summit....................................     1.56     0.21  0.70  1.54  1.07
Pro Forma Combined:
  UJB and Summit (2)........................     2.04     1.20  1.80  1.57  1.13
  All transactions Pro Forma Combined.......     1.98     1.19  1.77  1.52  1.08
Pro Forma Summit Equivalent of:
  UJB and Summit (3)........................     1.84     1.08  1.62  1.41  1.02
  All transactions Pro Forma Combined (3)...     1.78     1.07  1.59  1.37  0.97
DIVIDENDS PER SHARE(1)
Historical:
  UJB.......................................     0.87     0.68  0.94  0.69  0.60
  Summit....................................     0.63     0.57  0.78  0.74  0.73
Pro Forma Combined:
  UJB and Summit (4)........................     0.87     0.68  0.94  0.69  0.60
  All transactions Pro Forma Combined (4)...     0.87     0.68  0.94  0.69  0.60
Pro Forma Summit Equivalent of:
  UJB and Summit (3)........................     0.78     0.61  0.85  0.62  0.54
  All transactions Pro Forma Combined (3)...     0.78     0.61  0.85  0.62  0.54

                                           SEPTEMBER 30, 1995 DECEMBER 31, 1994
                                           ------------------ -----------------
BOOK VALUE PER SHARE (1)
Historical:
  UJB.....................................       $21.43            $19.53
  Summit..................................        13.92             12.31
Pro Forma Combined:
  UJB and Summit (5)......................        18.74             17.45
  All transactions Pro Forma Combined
   (5)(6)(7)..............................        18.24             17.04
Pro Forma Summit Equivalent of:
  UJB and Summit (3)(5)...................        16.87             15.71
  All transactions Pro Forma Combined
   (3)(5)(6)(7)...........................        16.42             15.34

--------
(1) The financial information for Summit and All Transactions Pro Forma Combined has been restated to reflect all stock dividends and all stock splits. Pro Forma combined reflects the elimination of UJB Common owned by Summit. All Transactions also reflects the elimination of Flemington common stock owned by Summit.
(2) Pro forma combined net income per common share was computed based on pro forma combined net income less preferred dividends divided by the weighted average number of shares outstanding during the periods presented.
(3) Summit pro forma equivalent per share data is computed by multiplying UJB's pro forma per share data (giving effect to the Merger) by the Exchange Ratio.
(4) Pro forma amounts assume that UJB would have declared cash dividends per share equal to its historical cash dividend per share declared.
(5) Gives effect to the Merger as if it had occurred at the end of the period. The September 30, 1995 pro forma book value per share also includes the anticipated $85 million of merger-related charges ($54 million after the related tax effects), but does not reflect the estimated expense savings and revenue enhancements anticipated to result from the Merger.
(6) Gives effect to the merger of Garden State with and into Summit as if it had occurred at the end of the period. The September 30, 1995 pro forma book value per share also includes the anticipated $7.4 million of merger-related charges ($4.4 million after the related tax effects).
(7) Gives effect to the merger of Flemington with and into UJB as if it had occurred at the end of the period. The September 30, 1995 pro forma book value per share also includes the anticipated $3.9 million of merger-related charges ($2.3 million after the related tax effect).

                                 INTRODUCTION

  This Proxy Statement-Prospectus is being furnished to UJB Shareholders in connection with the solicitation of proxies by the UJB Board for use at the UJB Special Meeting to be held on January 12, 1996, at The Hyatt Regency Princeton, 102 Carnegie Center, Route 1 at Alexander Road, Princeton, New Jersey, at 3:00 p.m. (local time) or any adjournments thereof, and to Summit Shareholders in connection with the solicitation of proxies by the Summit Board for use at the Summit Special Meeting to be held on January 12, 1996, at The Madison Hotel, Madison Avenue, Convent Station, New Jersey, at 10:00 a.m. (local time) or any adjournments thereof. The purpose of each Special Meeting is to consider and vote upon a proposal to approve the Merger Agreement and the transactions contemplated thereby, as more fully set forth in the Notice of Special Meeting accompanying this Proxy Statement-Prospectus.

  THE BOARDS OF DIRECTORS OF UJB AND SUMMIT HAVE EACH UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND RESPECTIVELY RECOMMEND THAT UJB SHAREHOLDERS AND SUMMIT SHAREHOLDERS VOTE FOR ITS APPROVAL. IN ADDITION, THE SUMMIT BOARD UNANIMOUSLY RECOMMENDS THAT SUMMIT SHAREHOLDERS VOTE FOR THE SUMMIT ADJOURNMENT PROPOSAL.

  The information contained herein with respect to UJB has been supplied by UJB and the information contained herein with respect to Summit has been supplied by Summit.

                              UJB SPECIAL MEETING

RECORD DATE; VOTE REQUIRED

  The securities to be voted at the UJB Special Meeting consist of shares of UJB Common, with each share entitling its owner to one vote on the proposal brought before the UJB Special Meeting. UJB had no other class of securities entitled to vote on the Merger Agreement outstanding at the close of business on the UJB Record Date. There were 20,086 holders of record of UJB Common and 57,762,271 shares of UJB Common outstanding and eligible to be voted at the UJB Special Meeting as of the Record Date. It is anticipated that this Proxy Statement-Prospectus, together with the UJB form of proxy, will be mailed to UJB Shareholders on or about December 12, 1995.

  The presence at the UJB Special Meeting, in person or by proxy, of the holders of a majority of the outstanding shares of UJB Common will constitute a quorum for the transaction of business. Under the New Jersey Corporation Act and UJB's Restated Certificate of Incorporation, the approval of the Merger Agreement requires the affirmative vote of a majority of the votes cast thereon, provided a quorum is present at the UJB Special Meeting. The UJB Special Meeting may be adjourned by the chairman of the UJB Special Meeting or a majority of the shares so represented, from time to time, if necessary to obtain a quorum or to obtain the votes necessary to approve the Merger Agreement. In connection therewith, however, proxies voting against the Merger Agreement will not be used by the proxy holders to vote in favor of the adjournment pursuant to such proxy holders' discretionary voting authority. The approval of the Merger Agreement by UJB Shareholders is a condition to the consummation of the Merger. See "THE MERGER--The Merger Agreement--Conditions to the Merger; Termination."

  For purposes of determining the number of votes cast with respect to a matter, only those votes cast "for" and "against"a proposal are counted. There will be no "broker non-votes" (i.e., shares held by brokers or nominees as to which instructions have not been received from the beneficial owners or the persons entitled to vote such shares and the broker or nominee does not have discretionary voting power under the applicable NYSE rules) submitted by brokers or nominees in connection with the Special Meeting because, even though the proposal to approve the Merger Agreement is a nondiscretionary matter under rules of the NYSE, it is the only proposal. Consequently, broker non-votes will have no impact on the votes counted as "for" or "against" for purposes of determining the number of votes cast and no impact on the determination whether a quorum is present. Abstentions will be treated as shares that are present for purposes of determining the presence of a quorum but will not be counted "for" or "against" the proposal.

PROXIES; REVOCATION; SOLICITATION

  If the form of UJB proxy is properly executed and returned to UJB in time to be voted at the UJB Special Meeting, the shares represented thereby will be voted in accordance with the instructions marked thereon. UJB proxies that are executed, but as to which no instructions have been marked, will be voted FOR the approval of the Merger Agreement. Should any other matter properly come before the UJB Special Meeting, the persons named as proxies in the UJB proxy, acting by a majority of those proxies present, will have discretionary authority to vote on such matters in accordance with their judgment. As of the time of the preparation of this Proxy Statement-Prospectus, the UJB Board does not know of any matter, other than those matters referred to in the UJB Notice of Special Meeting of Shareholders, to be presented for action at the UJB Special Meeting.

  The cost of soliciting proxies will be borne by UJB. In addition to use of the mails, proxies may be solicited personally or by telephone, telecopier or telegraph by officers, directors or employees of UJB, who will not be specially compensated for such solicitation activities. Arrangements will also be made by UJB to reimburse brokerage houses and other custodians, nominees and fiduciaries for their reasonable expenses incurred in forwarding solicitation materials to the beneficial owners of shares held of record by such persons. UJB has retained Morrow & Co., Inc., a proxy soliciting firm, to assist in the solicitation of proxies, at a fee of $9,500 plus fees for direct telephone solicitations, if authorized, and reimbursement of certain out-of-pocket costs.

  If a UJB Shareholder is participating in UJB's Dividend Reinvestment and Stock Purchase Plan (the "UJB Dividend Plan"), such shareholder will receive a single proxy covering both the shares of UJB Common held by the UJB Shareholder in certificate form and the shares of UJB Common held on behalf of such shareholder by the UJB Dividend Plan Administrator in such shareholder's UJB Dividend Plan account. If a proxy is not returned, shares of UJB Common represented by the proxy, including any held under the UJB Dividend Plan, will not be voted.

  Employees who hold UJB Common through participation in UJB's Savings Incentive Plan (the "UJB Savings Plan") will receive a separate card for use in providing voting instructions to the Trustee of the UJB Savings Plan. Full shares held by the UJB Savings Plan will be voted by the Trustee in accordance with instructions received from participants. In the event such participants fail to return voting instructions, the Trustee will vote the participants' shares held in the UJB Savings Plan in the manner deemed by the Trustee to be in the best interests of the beneficial owners of such shares.

  A proxy may be revoked by the person giving the proxy at any time prior to the close of voting. Prior to the UJB Special Meeting a proxy may be revoked by filing with the Secretary of UJB at UJB Financial Corp., 301 Carnegie Center, P.O. Box 2066, Princeton, New Jersey, 08543-2066, a written revocation or a duly executed proxy bearing a later date. During the UJB Special Meeting a proxy may be revoked by filing a written revocation or a duly executed proxy bearing a later date with the secretary of the UJB Special Meeting prior to the close of voting or by attending the UJB Special Meeting and voting in person. Any shareholder of record may attend the UJB Special Meeting and vote in person, whether or not a proxy has previously been given.

  If a person holding UJB Common in street name wishes to vote such UJB Common at the UJB Special Meeting, the person must obtain from the nominee holding the UJB Common in street name a properly executed "legal proxy" identifying the individual as a UJB Shareholder, authorizing the UJB Shareholder to act on behalf of the nominee at the UJB Special Meeting and identifying the number of shares with respect to which the authorization is granted.

                            SUMMIT SPECIAL MEETING

RECORD DATE; VOTE REQUIRED

  The securities to be voted at the Summit Special Meeting consist of shares of Summit Common, with each share entitling its owner to one vote on each proposal brought before the Summit Special Meeting. Summit had no other class of securities entitled to vote on the Merger Agreement or the Summit Adjournment Proposal outstanding at the close of business on the Record Date. There were 9,908 holders of record of Summit Common and 34,109,672 shares of Summit Common outstanding and eligible to be voted at the Summit Special Meeting as of the Record Date. It is anticipated that this Proxy Statement-Prospectus, together with the form of Summit proxy, will be mailed to Summit's Shareholders on or about December 12, 1995.

  The presence at the Summit Special Meeting, in person or by proxy, of the holders of a majority of the outstanding shares of Summit Common will constitute a quorum for the transaction of business. Under the New

Jersey Corporation Act and Summit's Restated Certificate of Incorporation, the approval of the Merger Agreement and the Summit Adjournment Proposal requires the affirmative vote of a majority of the votes cast thereon, provided a quorum is present at the Summit Special Meeting. Under Summit's Restated Certificate of Incorporation, the approval of the Merger Agreement requires only the vote of a majority of the votes cast thereon because the Summit Board has approved the Merger Agreement and the Merger meets the fair price tests set forth in Summit's Restated Certificate of Incorporation. See "THE MERGER-- Differences in Shareholder's Rights." In connection therewith, however, proxies voting against the Merger Agreement will not be used by the proxy holders to vote in favor of the Summit Adjournment Proposal unless the shareholder has voted FOR the approval of the Summit Adjournment Proposal on the proxy card. The approval of the Merger Agreement by Summit Shareholders is a condition to the consummation of the Merger. See "THE MERGER--the Merger Agreement--Conditions to the Merger; Termination."

  For purposes of determining the number of votes cast with respect to a matter, only those votes cast "for" and "against" a proposal are counted. "Broker non-votes" (i.e., shares held by brokers or nominees as to which instructions have not been received from the beneficial owners or the persons entitled to vote such shares and the broker or nominee does not have discretionary voting power under the applicable NYSE rules), if any are submitted by brokers or nominees in connection with the Summit Special Meeting, will not be counted as votes "for" or "against" for purposes of determining the number of votes cast but will be treated as present for quorum purposes. Abstentions will be treated as shares that are present for purposes of determining the presence of a quorum but will not be counted "for" or "against" the proposal.

PROXIES; REVOCATION; SOLICITATION

  If the form of Summit proxy is properly executed and returned to Summit in time to be voted at the Summit Special Meeting, the shares represented thereby will be voted in accordance with the instructions marked thereon. Summit proxies that are executed, but as to which no instructions have been marked, will be voted FOR the approval of the Merger Agreement and the Summit Adjournment Proposal except that if a proxy is voted against the Merger Agreement and no instruction is given in connection with the Summit Adjournment Proposal, the proxy will not be voted in favor of the Summit Adjournment Proposal. Should any other matter properly come before the Summit Special Meeting, the persons named as proxies in the Summit proxy, acting by a majority of those proxies present, will have discretionary authority to vote on such matters in accordance with their judgement. As of the time of the preparation of this Proxy Statement-Prospectus, the Summit Board does not know of any matter, other than those matters referred to in the Summit Notice of Special Meeting of Shareholders, to be presented for action at the Summit Special Meeting.

  If a quorum is not obtained, or if fewer shares of Summit Common are voted in favor of approval of the Merger Agreement than the number required for approval, it is expected that, if a majority of the proxies voted with respect to the Summit Adjournment Proposal have been voted in favor of the Summit Adjournment Proposal, the Summit Special Meeting will be postponed or adjourned for the purpose of allowing additional time for obtaining additional proxies or votes, and, at any subsequent reconvening of the Summit Special Meeting, all proxies will be voted in the same manner as such proxies would have been voted at the original convening of the Summit Special Meeting (except for any proxies which have theretofore effectively been revoked or withdrawn).

  The cost of soliciting proxies will be borne by Summit. In addition to use of the mails, proxies may be solicited personally or by telephone, telecopier or telegraph by officers, directors or employees of Summit, who will not be specially compensated for such solicitation activities. Arrangements will also be made by Summit to reimburse brokerage houses and other custodians, nominees and fiduciaries for their reasonable expenses incurred in forwarding solicitation materials to the beneficial owners of shares held of record by such persons. Summit has retained D.F. King & Co., Inc., a proxy soliciting firm, to assist in the solicitation of proxies, at a fee of $9,500 plus fees for direct telephone solicitations, if authorized, and reimbursement of certain out-of-pocket costs.

  If a Summit Shareholder is participating in Summit's Dividend Reinvestment and Stock Purchase Plan (the "Summit Dividend Plan"), such shareholder will receive a single proxy covering both the shares of Summit Common held by the Summit Shareholder in certificate form and the shares of Summit Common held on behalf of such shareholder by the Summit Dividend Plan Administrator in such shareholder's Summit Dividend Plan account. If a proxy is not returned, shares of Summit Common represented by the proxy, including any held under the Summit Dividend Plan, will not be voted.

  Employees who hold Summit Common through participation in Summit's Profit Sharing Plan (the "Summit Profit Sharing Plan") will receive a separate card for use in providing voting instructions to the Trustee of the Summit Profit Sharing Plan. Full shares held by the Summit Profit Sharing Plan will be voted by the Trustee in accordance with instructions received from participants. In the event such participants fail to return voting instructions, the Trustee will not vote the participants' shares held in the Summit Profit Sharing Plan.

  A proxy may be revoked by the person giving the proxy at any time prior to the close of voting. Prior to the Summit Special Meeting a proxy may be revoked by filing with the Secretary of Summit at The Summit Bancorporation, One Main Street, Chatham, New Jersey, 07928, a written revocation or a duly executed proxy bearing a later date. During the Summit Special Meeting a proxy may be revoked by filing a written revocation or a duly executed proxy bearing a later date with the secretary of the Summit Special Meeting prior to the close of voting. Any shareholder of record may attend the Summit Special Meeting and vote in person, whether or not a proxy has previously been given.

  If a person holding Summit Common in street name wishes to vote such Summit Common at the Summit Special Meeting, the person must obtain from the nominee holding the Summit Common in street name a properly executed "legal proxy" identifying the individual as a Summit Shareholder, authorizing the Summit Shareholder to act on behalf of the nominee at the Summit Special Meeting and identifying the number of shares with respect to which the authorization is granted.

                            SELECTED FINANCIAL DATA

  The tables below set forth selected historical financial information for UJB and Summit for each of the five years in the period ended December 31, 1994 and the nine month periods ended September 30, 1995 and 1994. Such information has been derived from and should be read in conjunction with the consolidated financial statements of UJB and Summit, including the respective notes thereto and management's discussions and analysis of financial condition and results of operations contained in the respective Form 10-K's andForm 10-Q's of UJB and Summit, which are incorporated by reference in this Proxy Statement-Prospectus. See "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE". The selected historical financial information for UJB and Summit for the nine month periods ended September 30, 1995 and 1994 reflect, in the opinion of the managements of UJB and Summit, respectively, all adjustments (comprising only normal recurring accruals) necessary for a fair presentation of the consolidated operating results and financial position of UJB and Summit for such interim periods. Results for the interim periods are not necessarily indicative of results for the full year or any other period.

  The tables setting forth selected unaudited pro forma combined financial information give effect to the Merger and the Merger and the Pooling Acquisitions under the pooling-of-interests method of accounting. For a description of the pooling-of-interests accounting method with respect to the Merger, see "THE MERGER--Accounting Treatment." This information is derived from the unaudited pro forma condensed combined financial statements appearing elsewhere herein and should be read in conjunction with those statements. See "PRO FORMA FINANCIAL INFORMATION." The unaudited pro forma financial information is prepared based on (i) the Exchange Ratio in the Merger of 0.90 shares of UJB Common for each share of Summit Common, (ii) an exchange ratio for the Flemington Acquisition of 1.7241 shares of UJB Common for each share of Flemington common stock (the highest and most dilutive of the fixed exchange ratios, see "UJB FINANCIAL CORP. --Recent Developments"), and (iii) an effective exchange ratio for the Garden State Acquisition of 0.972 shares of UJB Common for each share of Garden State common stock. The pro forma condensed combined financial statements do not purport to be indicative of the combined financial position or results of operations for future periods or indicative of the results that actually would have been realized had the entities been a single entity during the periods reflected in the tables.

                SELECTED HISTORICAL FINANCIAL INFORMATION OF UJB

                              AT OR FOR THE
                            NINE MONTHS ENDED
                              SEPTEMBER 30,                 AT OR FOR THE YEAR ENDED DECEMBER 31,
                         ----------------------- ------------------------------------------------------------
                            1995        1994        1994        1993        1992        1991         1990
                         ----------- ----------- ----------- ----------- ----------- -----------  -----------
                               (UNAUDITED)
                                                (IN THOUSANDS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA:
Interest income......... $   817,999 $   700,202 $   960,973 $   907,628 $   979,008 $ 1,134,624  $ 1,217,082
Interest expense........     333,725     244,898     344,869     331,720     429,725     634,432      723,064
Net interest income.....     484,274     455,304     616,104     575,908     549,283     500,192      494,018
Provision for loan
 losses.................      48,750      55,500      84,000      95,685     139,555     167,650      251,888
Investment securities
 gains (losses).........       5,205       1,846       1,888       8,877      18,485      13,919         (596)
Net income (loss).......     124,362      95,827     130,150      82,418      56,788      24,252      (11,416)
Net income (loss) per
 share..................        2.20        1.73        2.35        1.50        1.09        0.46        (0.29)
Cash dividends declared
 per share..............        0.87        0.68        0.94        0.69        0.60        0.60         1.02
Average common
 shares outstanding.....      55,946      54,604      54,697      53,917      50,398      48,279       47,230
BALANCE SHEET DATA:
Total assets............ $15,533,070 $15,517,860 $15,429,472 $13,789,641 $14,114,550 $13,727,539  $13,156,273
Investment securities...   4,027,611   4,475,756   4,327,716   3,877,473   3,713,506   3,538,905    3,077,065
Loans...................  10,226,745   9,599,558   9,656,574   8,743,708   8,928,580   8,937,873    8,860,622
Total deposits..........  12,871,632  12,167,335  12,567,791  11,751,499  12,087,328  11,620,247   10,912,739
Long-term debt..........     204,338     206,252     204,754     208,654     216,945      65,152       72,960
Shareholders' equity....   1,263,997   1,084,991   1,104,260   1,019,252     959,492     850,873      845,551
Book value per common
 share..................       21.43       19.21       19.53       18.23       17.38       16.92        17.09

              SELECTED HISTORICAL FINANCIAL INFORMATION OF SUMMIT

                              AT OR FOR THE
                            NINE MONTHS ENDED
                              SEPTEMBER 30,                 AT OR FOR THE YEAR ENDED DECEMBER 31,
                         ----------------------- ------------------------------------------------------------
                            1995        1994        1994        1993        1992        1991         1990
                         ----------- ----------- ----------- ----------- ----------- -----------  -----------
                               (UNAUDITED)
                                                (IN THOUSANDS, EXCEPT PER SHARE DATA)
INCOME STATEMENT
 DATA(1):
Interest income......... $   296,565 $   250,643 $   341,827 $   329,030 $   362,496 $   427,769  $   487,713
Interest expense........     134,159      93,910     131,104     125,077     165,032     248,173      312,573
Net interest income.....     162,406     156,733     210,723     203,953     197,464     179,596      175,140
Provision for loan
 losses.................       3,600       6,795       7,995      17,200      25,998      24,767       83,528
Investment securities
 gains (losses).........       1,610         180         344         702         710        (553)      (2,818)
Net income (loss)(2)....      53,352       7,857      24,400      50,724      33,487      22,244      (12,196)
Net income (loss) per
 share..................        1.56        0.21        0.70        1.54        1.07        0.78        (0.50)
Cash dividends declared
 per share..............        0.63        0.57        0.78        0.74        0.73        0.73         0.73
Average common shares
 outstanding............      33,658      32,997      33,090      32,102      30,220      27,015       26,842
BALANCE SHEET DATA(1):
Total assets............ $ 5,619,300 $ 5,465,190 $ 5,467,465 $ 5,351,949 $ 5,091,270 $ 4,910,431  $ 5,004,114
Investment securities...   1,690,028   1,673,008   1,632,770   1,624,440   1,508,134   1,161,160    1,111,922
Loans...................   3,503,775   3,352,897   3,448,605   3,137,718   3,043,473   3,207,316    3,419,985
Total deposits..........   4,641,492   4,461,092   4,409,318   4,412,727   4,374,761   4,170,240    4,079,241
Long-term debt..........     270,402     255,742     338,763     251,800     140,986     194,319      311,341
Shareholders' equity....     484,583     429,522     431,570     439,360     398,946     323,981      306,235
Book value per common
 share..................       13.92       12.31       12.31       12.98       11.91       11.05        10.66

       SELECTED UJB AND SUMMIT PRO FORMA COMBINED FINANCIAL INFORMATION
                                  (UNAUDITED)

                              AT OR FOR THE
                            NINE MONTHS ENDED
                              SEPTEMBER 30,                 AT OR FOR THE YEAR ENDED DECEMBER 31,
                         ----------------------- -----------------------------------------------------------
                            1995        1994        1994        1993        1992        1991        1990
                         ----------- ----------- ----------- ----------- ----------- ----------- -----------
                                                (IN THOUSANDS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA:
Interest income......... $ 1,114,564 $   950,845 $ 1,302,800 $ 1,236,658 $ 1,341,504 $ 1,562,393 $ 1,704,795
Interest expense........     467,884     338,808     475,973     456,797     594,757     882,605   1,035,637
Net interest income.....     646,680     612,037     826,827     779,861     746,747     679,788     669,158
Provision for loan
 losses.................      52,350      62,295      91,995     112,885     165,553     192,417     335,416
Investment securities
 gains (losses).........       6,815       2,026       2,232       9,579      19,195      13,366      (3,414)
Net income (loss).......     177,714     103,684     154,550     133,142      90,275      46,496     (23,612)
Net income (loss) per
 share (3)(4)...........        2.04        1.20        1.80        1.57        1.13        0.60       (0.38)
Cash dividends declared
 per share..............        0.87        0.68        0.94        0.69        0.60        0.60        1.02
Average common shares
 outstanding (3)........      86,141      84,204      84,381      82,712      77,499      72,496      71,291
BALANCE SHEET DATA (5):
Total assets............ $21,180,787 $20,980,797 $20,894,815 $19,139,498 $19,204,120 $18,636,270 $18,158,687
Investment securities
 (3)....................   5,714,550   6,146,194   5,958,121   5,499,597   5,219,940   4,698,365   4,187,287
Loans...................  13,730,520  12,952,455  13,105,179  11,881,426  11,972,053  12,145,189  12,280,607
Total deposits..........  17,513,124  16,628,427  16,977,109  16,164,226  16,462,089  15,790,487  14,991,980
Long-term debt..........     474,740     461,994     543,517     460,454     357,931     259,471     384,301
Shareholders' equity
 (3)....................   1,691,997   1,512,267   1,533,717   1,456,527   1,356,744   1,173,160   1,150,098
Book value per common
 share (3)..............       18.74       17.25       17.45       16.89       15.93       15.35       15.32

      SELECTED ALL TRANSACTIONS PRO FORMA COMBINED FINANCIAL INFORMATION
                                  (UNAUDITED)

                              AT OR FOR THE
                            NINE MONTHS ENDED
                              SEPTEMBER 30,                 AT OR FOR THE YEAR ENDED DECEMBER 31,
                         ----------------------- -----------------------------------------------------------
                            1995        1994        1994        1993        1992        1991        1990
                         ----------- ----------- ----------- ----------- ----------- ----------- -----------
                                                (IN THOUSANDS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA:
Interest income......... $ 1,148,238 $   979,636 $ 1,342,303 $ 1,274,846 $ 1,383,798 $ 1,609,195 $ 1,752,692
Interest expense........     481,043     348,421     489,273     470,817     613,998     909,492   1,063,433
Net interest income.....     667,195     631,215     853,030     804,029     769,800     699,703     689,259
Provision for loan
 losses.................      52,437      62,762      92,348     114,442     171,824     197,595     344,200
Investment securities
 gains (losses).........       6,815       2,201       2,025      11,349      20,318      13,713      (3,284)
Net income (loss).......     181,793     106,587     158,787     133,514      90,121      45,682     (24,925)
Net income (loss) per
 share (3)(4)...........        1.98        1.19        1.77        1.52        1.08        0.56       (0.38)
Cash dividends declared
 per share..............        0.87        0.68        0.94        0.69        0.60        0.60        1.02
Average common shares
 outstanding (3)........      90,720      87,961      88,238      86,005      80,792      75,775      74,561
BALANCE SHEET DATA
 (4)(5)(6):
Total assets............ $21,787,946 $21,562,122 $21,469,008 $19,701,150 $19,788,121 $19,188,578 $18,674,645
Investment securities
 (3)....................   5,864,021   6,313,320   6,108,010   5,676,222   5,397,584   4,836,393   4,293,129
Loans...................  14,131,444  13,316,969  13,487,735  12,212,782  12,311,917  12,497,197  12,619,884
Total deposits..........  18,054,705  17,151,093  17,488,564  16,688,145  17,001,373  16,302,678  15,466,449
Long-term debt..........     474,740     461,994     543,517     460,454     357,931     259,471     384,301
Shareholders' equity
 (3)....................   1,732,188   1,550,366   1,576,421   1,490,399   1,390,101   1,206,635   1,184,559
Book value per common
 share (3)..............       18.24       16.92       17.04       16.64       15.70       15.12       15.11

--------
(1) Certain reclassifications have been made to historical amounts to conform to UJB's method of presentation.
(2) Summit incurred charges of $49.0 million, $33.9 million after related tax effects, in the third quarter of 1994, which consisted of both a loss on the sale of certain assets of Crestmont Financial Corp. ("Crestmont") and the accrual of one-time charges for certain restructuring costs and other transaction-related expenses associated with the acquisitions of Crestmont and Lancaster Financial Ltd.
(3) Includes the elimination of shares of UJB Common and Flemington common stock owned by Summit.
(4) Pro forma combined net income per common share was computed based on pro forma combined net income less preferred dividends divided by the weighted average number of shares outstanding during the period. Common stock equivalents are not included in the pro forma calculation as they are not material.
(5) Balance sheet data as of September 30, 1995 give effect for anticipated expenses and nonrecurring charges relating to the Merger but do not reflect estimated expense savings and revenue enhancements anticipated to result from the Merger.
(6) Balance sheet data as of September 30, 1995 give effect for anticipated expenses and nonrecurring charges relating to the mergers of Garden State with and into Summit and Flemington with and into UJB .

                        PRO FORMA FINANCIAL INFORMATION
                                  (UNAUDITED)

  The following unaudited pro forma condensed combined financial statements reflect the Merger and the Pooling Acquisitions under the application of the pooling-of-interests method of accounting. For a description of the pooling-of-interests method of accounting, see "THE MERGER--Accounting Treatment." This pro forma financial information is based on the estimates and assumptions set forth in the notes to such statements. The pro forma adjustments made in connection with the development of the pro forma information are preliminary and have been made solely for purposes of developing such pro forma information as necessary to comply with the disclosure requirements of the Commission. The pro forma financial information has been prepared using the historical consolidated financial statements and notes thereto appearing in UJB's Form 10-K, Summit's Form 10-K, Flemington's Form 10-KSB and Garden State's Form 10-K each for the fiscal year ended December 31, 1994. The unaudited pro forma condensed combined financial statements do not purport to be indicative of the combined financial position or results of operations of future periods or indicative of the results that actually would have been realized had the entities been a single entity during these periods.

  The Pro Forma Condensed Combined Statements of Income give effect to the proposed Merger by combining the respective statements of income of UJB, Summit, Garden State and Flemington for the nine months ended September 30, 1995 and 1994 and for each of the three years in the period ended December 31, 1994. The Pro Forma Condensed Combined Statements of Income do not give effect to anticipated expenses and nonrecurring charges related to the Merger and the estimated effect of revenue enhancements and expense savings associated with the consolidation of the operations of UJB and Summit. Had these expenses and nonrecurring charges been reflected in the Pro Forma Condensed Combined Statements of Income for the nine months ended September 30, 1995, UJB and Summit Pro Forma net income would decrease by $54 million or $.63 per share and All Transactions Pro Forma net income would decrease by $61 million or $.67 per share.

  Earnings per common share amounts for UJB, Summit, Garden State and Flemington are based on the historical weighted average number of common shares outstanding for each company during the period. With respect to the pro forma earnings per share computation, shares of Summit, Garden State and Flemington have been adjusted to the equivalent shares of UJB for each period.

  The pro forma financial information uses the Exchange Ratio of 0.90 shares of UJB Common for each share of Summit Common, the exchange ratio of 1.7241 shares of UJB Common for each share of Flemington common stock (the highest and most dilutive of the fixed exchange ratios, see "UJB FINANCIAL CORP.-- Recent Developments"), and the effective exchange ratio of 0.972 shares of UJB Common for each share of Garden State common stock.

                   PRO FORMA CONDENSED COMBINED BALANCE SHEET

                               SEPTEMBER 30, 1995
                           (UNAUDITED, IN THOUSANDS)

                                               PRO FORMA                                         PRO FORMA
                                               ADJUSTMENT         UJB AND                        ADJUSTMENT              ALL
                                                INCREASE          SUMMIT      GARDEN              INCREASE           TRANSACTIONS
                           UJB        SUMMIT   (DECREASE)        PRO FORMA    STATE   FLEMINGTON (DECREASE)           PRO FORMA
                       -----------  ---------- ----------       -----------  -------- ---------- ----------          ------------
ASSETS
Cash and due from
 banks..............   $   807,173  $  259,414                  $ 1,066,587  $  8,630  $ 10,591                      $ 1,085,808
Interest bearing
 deposits
 with banks.........        15,938          13                       15,951        77       --                            16,028
Short-term
 investment
 securities.........         2,000      68,870                       70,870    14,500       850                           86,220
Investment
 securities.........     4,027,611   1,690,028  $(3,089)(1)       5,714,550    68,450    82,140   $(1,119)(1)          5,864,021
Loans...............    10,226,745   3,503,775                   13,730,520   210,538   190,386                       14,131,444
 Less: Allowance for
  loan losses.......       200,337      90,819                      291,156     4,110     2,429                          297,695
                       -----------  ----------                  -----------  --------  --------                      -----------
 Net loans..........    10,026,408   3,412,956                   13,439,364   206,428   187,957                       13,833,749
Premises and
 equipment..........       163,774      43,667                      207,441     8,071     3,657                          219,169
Other real estate
 owned, net.........        27,082      13,401                       40,483     3,347       342                           44,172
Other assets........       463,084     130,951   31,506 (1)(3)      625,541     4,401     4,036     4,801 (1)(4)(5)      638,779
                       -----------  ----------  -------         -----------  --------  --------   -------            -----------
Total Assets........   $15,533,070  $5,619,300  $28,417         $21,180,787  $313,904  $289,573   $ 3,682            $21,787,946
                       ===========  ==========  =======         ===========  ========  ========   =======            ===========
LIABILITIES AND
 SHAREHOLDERS' EQUITY
Deposits............   $12,871,632  $4,641,492                  $17,513,124  $283,856  $257,725                      $18,054,705
Other borrowed
 funds..............       936,043     157,367                    1,093,410       --      8,640                        1,102,050
Other liabilities...       257,060      65,456  $85,000 (3)         407,516     1,422     4,034   $11,291 (4)(5)         424,263
Long-term debt......       204,338     270,402                      474,740       --        --                           474,740
                       -----------  ----------  -------         -----------  --------  --------   -------            -----------
Total Liabilities...    14,269,073   5,134,717   85,000          19,488,790   285,278   270,399    11,291             20,055,758
Shareholders' equity
 Preferred stock....        30,008      12,612                       42,620       --        --                            42,620
 Common Stock.......        69,098      50,172  (13,678)(2)         105,592    12,302     2,396    (9,130)(2)            111,160
Surplus.............       490,781     314,068   11,977 (1)(2)      816,826     9,900    10,237     8,673 (1)(2)         845,636
Retained earnings...       677,631     105,088  (54,000)(3)         728,719     6,380     7,301    (6,732)(4)(5)         735,668
Net unrealized
 (loss) gain on
 investment
 securities, net
 of tax.............        (3,521)      2,643     (882)(1)          (1,760)       44      (760)     (420)(1)             (2,896)
                       -----------  ----------  -------         -----------  --------  --------   -------            -----------
Total Shareholders'
 equity.............     1,263,997     484,583  (56,583)          1,691,997    28,626    19,174    (7,609)             1,732,188
                       -----------  ----------  -------         -----------  --------  --------   -------            -----------
Total Liabilities
 and Shareholders'
 Equity.............   $15,533,070  $5,619,300  $28,417         $21,180,787  $313,904  $289,573   $ 3,682            $21,787,946
                       ===========  ==========  =======         ===========  ========  ========   =======            ===========

            See Notes to Pro Forma Financial Information on page 23.

               PRO FORMA CONDENSED COMBINED STATEMENTS OF INCOME

                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1995
                (UNAUDITED, IN THOUSANDS EXCEPT PER SHARE DATA)

                                             UJB AND                         ALL
                                             SUMMIT   GARDEN             TRANSACTIONS
                            UJB     SUMMIT  PRO FORMA  STATE  FLEMINGTON  PRO FORMA
                          -------- -------- --------- ------- ---------- ------------
Interest Income
 Interest and fees on
  loans.................  $623,270 $216,902 $ 840,172 $15,076  $11,387    $ 866,635
 Interest on investment
  securities............   190,296   76,253   266,549   2,984    3,756      273,289
 Interest on Federal
  funds sold and
  securities purchased
  under agreements to
  resell................     2,603    3,125     5,728     441       22        6,191
 Interest on trading
  account securities....     1,320       37     1,357     --       --         1,357
 Interest on bank
  balances..............       510      248       758       8      --           766
                          -------- -------- --------- -------  -------    ---------
 Total interest income..   817,999  296,565 1,114,564  18,509   15,165    1,148,238
Interest Expense
 Interest on savings and
  time deposits.........   239,057   98,379   337,436   6,246    4,787      348,469
 Interest on commercial
  certificates of
  deposits $100,000 and
  over..................    18,860   11,900    30,760     902      703       32,365
 Interest on borrowed
  funds.................    75,808   23,880    99,688      74      447      100,209
                          -------- -------- --------- -------  -------    ---------
 Total interest
  expense...............   333,725  134,159   467,884   7,222    5,937      481,043
                          -------- -------- --------- -------  -------    ---------
 Net interest income....   484,274  162,406   646,680  11,287    9,228      667,195
 Provision for loan
  losses................    48,750    3,600    52,350      87      --        52,437
                          -------- -------- --------- -------  -------    ---------
 Net interest income
  after provision for
  loan losses...........   435,524  158,806   594,330  11,200    9,228      614,758
Non-Interest Income
 Service charges on
  deposit accounts......    49,665   15,112    64,777   1,137      731       66,645
 Service and loan fee
  income................    20,707    6,601    27,308     411      213       27,932
 Trust income...........    16,421    8,740    25,161     462      134       25,757
 Investment securities
  gains.................     5,205    1,610     6,815     --       --         6,815
 Trading account gains..       777      175       952     --       --           952
 Other..................    37,399    5,611    43,010     228       89       43,327
                          -------- -------- --------- -------  -------    ---------
 Total non-interest
  income................   130,174   37,849   168,023   2,238    1,167      171,428
Non-Interest Expenses
 Salaries...............   146,639   45,670   192,309   4,082    3,413      199,804
 Pension and other
  employee benefits.....    47,072   14,955    62,027   1,146    1,057       64,230
 Occupancy, net.........    39,329   12,995    52,324     923      862       54,109
 Furniture and
  equipment.............    37,965    7,032    44,997     582      575       46,154
 Other real estate owned
  expenses..............     5,779    1,998     7,777     439      (84)       8,132
 FDIC insurance
  assessment............    13,710    5,176    18,886     332      255       19,473
 Advertising and public
  relations.............     8,585    4,199    12,784     362      161       13,307
 Other..................    72,139   21,754    93,893   1,893    1,742       97,528
                          -------- -------- --------- -------  -------    ---------
 Total non-interest
  expenses..............   371,218  113,779   484,997   9,759    7,981      502,737
                          -------- -------- --------- -------  -------    ---------
Income before income
 taxes..................   194,480   82,876   277,356   3,679    2,414      283,449
 Federal and state
  income taxes..........    70,118   29,524    99,642   1,183      831      101,656
                          -------- -------- --------- -------  -------    ---------
Net Income..............  $124,362 $ 53,352 $ 177,714 $ 2,496  $ 1,583    $ 181,793
                          ======== ======== ========= =======  =======    =========
Net Income Per Common
 Share..................  $   2.20 $   1.56 $    2.04 $  0.82  $  1.65    $    1.98
                          ======== ======== ========= =======  =======    =========
Average Common Shares
 Outstanding (1)........    55,946   33,658    86,141   3,054      958       90,720
                          ======== ======== ========= =======  =======    =========

            See Notes to Pro Forma Financial Information on page 23.

               PRO FORMA CONDENSED COMBINED STATEMENTS OF INCOME

                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1994
                (UNAUDITED, IN THOUSANDS EXCEPT PER SHARE DATA)

                                              UJB AND                          ALL
                                              SUMMIT    GARDEN             TRANSACTIONS
                            UJB      SUMMIT  PRO FORMA   STATE  FLEMINGTON  PRO FORMA
                          --------  -------- ---------  ------- ---------- ------------
Interest Income
 Interest and fees on
  loans.................  $510,472  $178,040 $688,512   $11,901   $9,130     $709,543
 Interest on investment
  securities............   188,484    69,461  257,945     3,259    4,268      265,472
 Interest on Federal
  funds sold and
  securities purchased
  under agreements to
  resell................       255     2,833    3,088        88       40        3,216
 Interest on trading
  account securities....       557        59      616       --       --           616
 Interest on bank
  balances..............       434       250      684       105      --           789
                          --------  -------- --------   -------   ------     --------
 Total interest income..   700,202   250,643  950,845    15,353   13,438      979,636
Interest Expense
 Interest on savings and
  time deposits.........   173,752    72,375  246,127     4,818    3,833      254,778
 Interest on commercial
  certificates of
  deposits $100,000 and
  over..................     8,256     3,686   11,942       505      219       12,666
 Interest on borrowed
  funds.................    62,890    17,849   80,739        11      227       80,977
                          --------  -------- --------   -------   ------     --------
 Total interest
  expense...............   244,898    93,910  338,808     5,334    4,279      348,421
                          --------  -------- --------   -------   ------     --------
 Net interest income....   455,304   156,733  612,037    10,019    9,159      631,215
 Provision for loan
  losses................    55,500     6,795   62,295       467      --        62,762
                          --------  -------- --------   -------   ------     --------
 Net interest income
  after provision for
  loan losses...........   399,804   149,938  549,742     9,552    9,159      568,453
Non-Interest Income
 Service charges on
  deposit accounts......    48,474    13,378   61,852       915      631       63,398
 Service and loan fee
  income................    20,082    10,367   30,449       658      322       31,429
 Trust income...........    16,410     8,501   24,911       397      118       25,426
 Investment securities
  gains.................     1,846       180    2,026       125       50        2,201
 Trading account gains..       522       129      651       --       --           651
 Other..................    33,109     7,425   40,534       181       80       40,795
                          --------  -------- --------   -------   ------     --------
 Total non-interest
  income................   120,443    39,980  160,423     2,276    1,201      163,900
Non-Interest Expenses
 Salaries...............   135,521    51,404  186,925     4,060    3,050      194,035
 Pension and other
  employee benefits.....    41,721    14,824   56,545       969    1,135       58,649
 Occupancy, net.........    38,492    14,444   52,936       908      891       54,735
 Furniture and
  equipment.............    36,170     6,880   43,050       724      574       44,348
 Other real estate owned
  expenses..............    14,467     2,760   17,227     1,215       76       18,518
 FDIC insurance
  assessment............    20,815     7,555   28,370       609      437       29,416
 Advertising and public
  relations.............     8,039     2,991   11,030       310      178       11,518
 Restructuring charges..       --     13,565   13,565       --       --        13,565
 Loss on sale of
  assets................       --     35,390   35,390       --       --        35,390
 Other..................    70,925    24,897   95,822     1,665    1,457       98,944
                          --------  -------- --------   -------   ------     --------
 Total non-interest
  expenses..............   366,150   174,710  540,860    10,460    7,798      559,118
                          --------  -------- --------   -------   ------     --------
Income before income
 taxes..................   154,097    15,208  169,305     1,368    2,562      173,235
 Federal and state
  income taxes..........    56,539     7,351   63,890        75      952       64,917
                          --------  -------- --------   -------   ------     --------
Income before cumulative
 effect of a change in
 accounting principle...    97,558     7,857  105,415     1,293    1,610      108,318
 Cumulative effect of a
  change in accounting
  principle.............    (1,731)      --    (1,731)      --       --        (1,731)
                          --------  -------- --------   -------   ------     --------
Net Income..............  $ 95,827  $  7,857 $103,684   $ 1,293   $1,610     $106,587
                          ========  ======== ========   =======   ======     ========
Net Income Per Common
 Share:
 Income before
  cumulative effect of a
  change in accounting
  principle.............  $   1.76  $   0.21 $   1.22   $  0.59   $ 1.68     $   1.21
 Cumulative effect of a
  change in accounting
  principle.............     (0.03)      --     (0.02)      --       --         (0.02)
                          --------  -------- --------   -------   ------     --------
Net Income..............  $   1.73  $   0.21 $   1.20   $  0.59   $ 1.68     $   1.19
                          ========  ======== ========   =======   ======     ========
Average Common Shares
 Outstanding(1).........    54,604    32,997   84,204     2,205      958       87,961
                          ========  ======== ========   =======   ======     ========

            See Notes to Pro Forma Financial Information on page 23.

               PRO FORMA CONDENSED COMBINED STATEMENTS OF INCOME

                          YEAR ENDED DECEMBER 31, 1994
                (UNAUDITED, IN THOUSANDS EXCEPT PER SHARE DATA)

                                              UJB AND                           ALL
                                              SUMMIT    GARDEN              TRANSACTIONS
                            UJB      SUMMIT  PRO FORMA   STATE   FLEMINGTON  PRO FORMA
                          --------  -------- ---------  -------  ---------- ------------
Interest Income
 Interest and fees on
  loans.................  $706,049  $244,980 $ 951,029  $16,534   $12,733    $ 980,296
 Interest on investment
  securities............   253,027    93,525   346,552    4,274     5,641      356,467
 Interest on Federal
  funds sold and
  securities purchased
  under agreements to
  resell................       600     2,918     3,518      140        44        3,702
 Interest on trading
  account securities....       668        79       747      --        --           747
 Interest on bank
  balances..............       629       325       954      137       --         1,091
                          --------  -------- ---------  -------   -------    ---------
 Total interest income..   960,973   341,827 1,302,800   21,085    18,418    1,342,303
Interest Expense
 Interest on savings and
  time deposits.........   239,714    98,433   338,147    6,513     5,154      349,814
 Interest on commercial
  certificates of
  deposits $100,000 and
  over..................    13,639     7,066    20,705      766       346       21,817
 Interest on borrowed
  funds.................    91,516    25,605   117,121       54       467      117,642
                          --------  -------- ---------  -------   -------    ---------
 Total interest
  expense...............   344,869   131,104   475,973    7,333     5,967      489,273
                          --------  -------- ---------  -------   -------    ---------
 Net interest income....   616,104   210,723   826,827   13,752    12,451      853,030
 Provision for loan
  losses................    84,000     7,995    91,995      975      (622)      92,348
                          --------  -------- ---------  -------   -------    ---------
 Net interest income
  after provision for
  loan losses...........   532,104   202,728   734,832   12,777    13,073      760,682
Non-Interest Income
 Service charges on
  deposit accounts......    64,474    18,523    82,997    1,230       854       85,081
 Service and loan fee
  income................    27,531    11,468    38,999      773       408       40,180
 Trust income...........    21,792    11,875    33,667      532       155       34,354
 Investment securities
  gains (losses)........     1,888       344     2,232      121      (328)       2,025
 Trading account gains..       670       177       847      --        --           847
 Other..................    43,933     9,611    53,544      257        85       53,886
                          --------  -------- ---------  -------   -------    ---------
 Total non-interest
  income................   160,288    51,998   212,286    2,913     1,174      216,373
Non-Interest Expenses
 Salaries...............   183,339    66,868   250,207    5,467     4,324      259,998
 Pension and other
  employee benefits.....    53,386    19,219    72,605    1,320     1,421       75,346
 Occupancy, net.........    50,749    18,868    69,617    1,198     1,197       72,012
 Furniture and
  equipment.............    49,065     9,496    58,561      918       759       60,238
 Other real estate owned
  expenses..............    18,287     3,053    21,340    1,404       158       22,902
 FDIC insurance
  assessment............    27,933    10,050    37,983      805       572       39,360
 Advertising and public
  relations.............    10,843     4,761    15,604      474       252       16,330
 Restructuring charges..       --     13,565    13,565      --        --        13,565
 Loss on sale of
  assets................       --     35,390    35,390      --        --        35,390
 Other..................    94,597    32,416   127,013    2,556     2,096      131,665
                          --------  -------- ---------  -------   -------    ---------
 Total non-interest
  expenses..............   488,199   213,686   701,885   14,142    10,779      726,806
                          --------  -------- ---------  -------   -------    ---------
Income before income
 taxes..................   204,193    41,040   245,233    1,548     3,468      250,249
 Federal and state
  income taxes
  (benefit).............    72,312    16,640    88,952     (509)    1,288       89,731
                          --------  -------- ---------  -------   -------    ---------
Income before cumulative
 effect of a change in
 accounting principle...   131,881    24,400   156,281    2,057     2,180      160,518
 Cumulative effect of a
  change in accounting
  principle.............    (1,731)      --     (1,731)     --        --        (1,731)
                          --------  -------- ---------  -------   -------    ---------
Net Income..............  $130,150  $ 24,400 $ 154,550  $ 2,057   $ 2,180    $ 158,787
                          ========  ======== =========  =======   =======    =========
Net Income Per Common
 Share:
 Income before
  cumulative effect of a
  change in accounting
  principle.............  $   2.38  $   0.70 $    1.82  $  0.89   $  2.28    $    1.79
 Cumulative effect of a
  change in accounting
  principle.............     (0.03)      --      (0.02)     --        --         (0.02)
                          --------  -------- ---------  -------   -------    ---------
Net Income..............  $   2.35  $   0.70 $    1.80  $  0.89   $  2.28    $    1.77
                          ========  ======== =========  =======   =======    =========
Average Common Shares
 Outstanding(1).........    54,697    33,090    84,381    2,308       958       88,238
                          ========  ======== =========  =======   =======    =========

            See Notes to Pro Forma Financial Information on page 23.

               PRO FORMA CONDENSED COMBINED STATEMENTS OF INCOME

                          YEAR ENDED DECEMBER 31, 1993
                (UNAUDITED, IN THOUSANDS EXCEPT PER SHARE DATA)

                                             UJB AND                          ALL
                                             SUMMIT   GARDEN              TRANSACTIONS
                            UJB     SUMMIT  PRO FORMA  STATE   FLEMINGTON  PRO FORMA
                          -------- -------- --------- -------  ---------- ------------
Interest Income
 Interest and fees on
  loans.................  $670,705 $232,981 $ 903,686 $15,751   $10,952    $ 930,389
 Interest on investment
  securities............   234,020   89,793   323,813   4,898     6,268      334,979
 Interest on Federal
  funds sold and
  securities purchased
  under agreements to
  resell................       955    5,175     6,130     102       156        6,388
 Interest on trading
  account securities....     1,297       68     1,365     --        --         1,365
 Interest on bank
  balances..............       651    1,013     1,664      61       --         1,725
                          -------- -------- --------- -------   -------    ---------
 Total interest income..   907,628  329,030 1,236,658  20,812    17,376    1,274,846
Interest Expense
 Interest on savings and
  time deposits.........   271,345  108,452   379,797   7,409     5,758      392,964
 Interest on commercial
  certificates of
  deposits $100,000 and
  over..................     7,319    2,065     9,384     528       231       10,143
 Interest on borrowed
  funds.................    53,056   14,560    67,616       5        89       67,710
                          -------- -------- --------- -------   -------    ---------
 Total interest
  expense...............   331,720  125,077   456,797   7,942     6,078      470,817
                          -------- -------- --------- -------   -------    ---------
 Net interest income....   575,908  203,953   779,861  12,870    11,298      804,029
 Provision for loan
  losses................    95,685   17,200   112,885   1,117       440      114,442
                          -------- -------- --------- -------   -------    ---------
 Net interest income
  after provision for
  loan losses...........   480,223  186,753   666,976  11,753    10,858      689,587
Non-Interest Income
 Service charges on
  deposit accounts......    60,474   16,936    77,410   1,211       800       79,421
 Service and loan fee
  income................    21,063   11,751    32,814   1,065       355       34,234
 Trust income...........    21,852   11,125    32,977     473       125       33,575
 Investment securities
  gains.................     8,877      702     9,579     258     1,512       11,349
 Trading account gains..     1,884      331     2,215     --        --         2,215
 Other..................    49,151   10,472    59,623     217       160       60,000
                          -------- -------- --------- -------   -------    ---------
 Total non-interest
  income................   163,301   51,317   214,618   3,224     2,952      220,794
Non-Interest Expenses
 Salaries...............   185,570   67,030   252,600   4,892     3,982      261,474
 Pension and other
  employee benefits.....    58,601   17,594    76,195   1,009     1,041       78,245
 Occupancy, net.........    48,487   18,619    67,106   1,138       992       69,236
 Furniture and
  equipment.............    45,592    8,927    54,519     887       692       56,098
 Other real estate owned
  expenses..............    40,925    6,849    47,774   4,319     1,387       53,480
 FDIC insurance
  assessment............    29,244   10,487    39,731     854       581       41,166
 Advertising and public
  relations.............    10,517    4,443    14,960     293       227       15,480
 Restructuring charges..    21,500      --     21,500     --        --        21,500
 Other..................    97,533   36,728   134,261   2,168     3,549      139,978
                          -------- -------- --------- -------   -------    ---------
 Total non-interest
  expenses..............   537,969  170,677   708,646  15,560    12,451      736,657
                          -------- -------- --------- -------   -------    ---------
Income (loss) before
 income taxes...........   105,555   67,393   172,948    (583)    1,359      173,724
 Federal and state
  income taxes
  (benefit).............    26,953   21,972    48,925     (46)      450       49,329
                          -------- -------- --------- -------   -------    ---------
Income (loss) before
 cumulative effect of a
 change in accounting
 principle..............    78,602   45,421   124,023    (537)      909      124,395
 Cumulative effect of a
  change in accounting
  principle.............     3,816    5,303     9,119     --        --         9,119
                          -------- -------- --------- -------   -------    ---------
Net Income (loss).......  $ 82,418 $ 50,724 $ 133,142 $  (537)  $   909    $ 133,514
                          ======== ======== ========= =======   =======    =========
Net Income (loss) Per
 Common Share:
 Income (loss) before
  cumulative effect of a
  change in accounting
  principle.............  $   1.43 $   1.37 $    1.46 $ (0.31)  $  0.95    $    1.41
 Cumulative effect of a
  change in accounting
  principle.............      0.07     0.17      0.11     --        --          0.11
                          -------- -------- --------- -------   -------    ---------
Net Income (loss).......  $   1.50 $   1.54 $    1.57 $ (0.31)  $  0.95    $    1.52
                          ======== ======== ========= =======   =======    =========
Average Common Shares
 Outstanding(1).........    53,917   32,102    82,712   1,724       958       86,005
                          ======== ======== ========= =======   =======    =========

            See Notes to Pro Forma Financial Information on page 23.

               PRO FORMA CONDENSED COMBINED STATEMENTS OF INCOME

                          YEAR ENDED DECEMBER 31, 1992
                (UNAUDITED, IN THOUSANDS EXCEPT PER SHARE DATA)

                                             UJB AND                          ALL
                                             SUMMIT   GARDEN              TRANSACTIONS
                            UJB     SUMMIT  PRO FORMA  STATE   FLEMINGTON  PRO FORMA
                          -------- -------- --------- -------  ---------- ------------
Interest Income
 Interest and fees on
  loans.................  $713,987 $260,765 $ 974,752 $18,176   $11,988    $1,004,916
 Interest on investment
  securities............   258,371   95,165   353,536   5,270     6,609       365,415
 Interest on Federal
  funds sold and
  securities purchased
  under agreements to
  resell................     4,615    4,997     9,612      96       136         9,844
 Interest on trading
  account securities....     1,367       66     1,433     --        --          1,433
 Interest on bank
  balances..............       668    1,503     2,171      19       --          2,190
                          -------- -------- --------- -------   -------    ----------
 Total interest income..   979,008  362,496 1,341,504  23,561    18,733     1,383,798
Interest Expense
 Interest on savings and
  time deposits.........   366,023  140,546   506,569  10,167     7,874       524,610
 Interest on commercial
  certificates of
  deposits $100,000 and
  over..................    16,320    3,900    20,220     782       309        21,311
 Interest on borrowed
  funds.................    47,382   20,586    67,968       6       103        68,077
                          -------- -------- --------- -------   -------    ----------
 Total interest
  expense...............   429,725  165,032   594,757  10,955     8,286       613,998
                          -------- -------- --------- -------   -------    ----------
 Net interest income....   549,283  197,464   746,747  12,606    10,447       769,800
 Provision for loan
  losses................   139,555   25,998   165,553   5,501       770       171,824
                          -------- -------- --------- -------   -------    ----------
 Net interest income
  after provision for
  loan losses...........   409,728  171,466   581,194   7,105     9,677       597,976
Non-Interest Income
 Service charges on
  deposit accounts......    54,356   16,233    70,589   1,137       757        72,483
 Service and loan fee
  income................    21,261    4,555    25,816   1,371       238        27,425
 Trust income...........    19,837   10,899    30,736     314        87        31,137
 Investment securities
  gains.................    18,485      710    19,195     915       208        20,318
 Trading account gains..     1,804      525     2,329     --        --          2,329
 Other..................    47,610    8,783    56,393     215       301        56,909
                          -------- -------- --------- -------   -------    ----------
 Total non-interest
  income................   163,353   41,705   205,058   3,952     1,591       210,601
Non-Interest Expenses
 Salaries...............   179,457   63,007   242,464   4,585     3,651       250,700
 Pension and other
  employee benefits.....    51,209   15,429    66,638     737       971        68,346
 Occupancy, net.........    47,872   18,890    66,762   1,091       952        68,805
 Furniture and
  equipment.............    42,404    8,908    51,312     858       698        52,868
 Other real estate owned
  expenses..............    38,092    9,258    47,350   2,293       496        50,139
 FDIC insurance
  assessment............    26,047    9,349    35,396     637       505        36,538
 Advertising and public
  relations.............    10,578    2,940    13,518     273       106        13,897
 Other..................   101,204   35,563   136,767   2,225     2,003       140,995
                          -------- -------- --------- -------   -------    ----------
 Total non-interest
  expenses..............   496,863  163,344   660,207  12,699     9,382       682,288
                          -------- -------- --------- -------   -------    ----------
Income (loss) before
 income taxes...........    76,218   49,827   126,045  (1,642)    1,886       126,289
 Federal and state
  income taxes
  (benefit).............    19,430   16,340    35,770    (257)      655        36,168
                          -------- -------- --------- -------   -------    ----------
Net Income (loss).......  $ 56,788 $ 33,487 $  90,275 $(1,385)  $ 1,231    $   90,121
                          ======== ======== ========= =======   =======    ==========
Net Income (loss) Per
 Common Share...........  $   1.09 $   1.07 $    1.13 $ (0.80)  $  1.28    $     1.08
                          ======== ======== ========= =======   =======    ==========
Average Common Shares
 Outstanding(1).........    50,398   30,220    77,499   1,724       958        80,792
                          ======== ======== ========= =======   =======    ==========

            See Notes to Pro Forma Financial Information on page 23.

                   NOTES TO PRO FORMA FINANCIAL INFORMATION

(1) Reflects the elimination of 96,519 shares of UJB Common and 23,548 shares of Flemington common stock owned by Summit at September 30, 1995.

(2) The Pro Forma Condensed Combined Balance Sheet gives effect to the Merger and the Pooling Acquisitions by combining the respective balance sheets of UJB, Summit, Garden State and Flemington at September 30, 1995 on a pooling-of-interests basis. The capital accounts have been adjusted to reflect the issuance of 35.3 million shares of UJB Common in exchange for all the outstanding shares of Summit, Garden State and Flemington.

(3) Reflects charges of approximately $85 million, $54 million after the related tax effects, which includes estimated severance and outplacement costs, expenses related to facilities closures and consolidation costs directly attributable to the Merger.

(4) Reflects charges of approximately $7.4 million, $4.4 million after the related tax effects, which includes estimated severance and outplacement costs, expenses related to facilities closures and consolidation costs directly attributable to the merger of Garden State with and into Summit.

(5) Reflects charges of approximately $3.9 million, $2.3 million after the related tax effects, which includes estimated severance and outplacement costs, expenses related to facilities closures and consolidation costs directly attributable to the merger of Flemington with and into UJB.

                       MARKET PRICE AND DIVIDEND MATTERS

MARKET PRICE AND DIVIDEND HISTORY

  UJB Common is listed and traded on the NYSE and is quoted under the symbol "UJB." The following table sets forth, for the periods indicated, the high and low sale prices of a share of UJB Common, as reported in published financial sources, and quarterly dividends declared per share.

  Summit Common is listed and traded on NASDAQ. Summit Common is quoted under the symbol "SUBN." The following table sets forth, for the periods indicated, the high and low sale prices of a share of Summit Common, as reported in published financial sources, and quarterly dividends declared per share.

  All stock prices shown in the table below and in the paragraph following the table have been rounded to the nearest cent and all stock prices and dividends shown below have been adjusted for Summit stock dividends.

                                     UJB COMMON             SUMMIT COMMON
                               ----------------------- -----------------------
                                SALE PRICES             SALE PRICES
                               ------------- DIVIDENDS ------------- DIVIDENDS
                                HIGH   LOW   PER SHARE  HIGH   LOW   PER SHARE
                               ------ ------ --------- ------ ------ ---------
1992
First Quarter................. $18.75 $14.00   $0.15   $15.63 $11.13   $0.18
Second Quarter................  20.38  14.63    0.15    16.13  13.13    0.18
Third Quarter.................  20.75  16.50    0.15    15.88  13.88    0.18
Fourth Quarter................  24.50  16.13    0.15    19.25  14.13    0.18
1993
First Quarter.................  29.38  22.50    0.16    21.38  18.63    0.18
Second Quarter................  29.25  21.63    0.16    20.25  16.88    0.18
Third Quarter.................  33.25  24.25    0.16    22.50  18.63    0.18
Fourth Quarter................  30.25  23.38    0.21    22.25  18.00    0.19
1994
First Quarter.................  28.63  23.50    0.21    20.00  17.75    0.19
Second Quarter................  29.25  25.50    0.21    20.88  17.25    0.19
Third Quarter.................  29.13  26.13    0.26    21.75  18.88    0.19
Fourth Quarter................  27.13  22.50    0.26    19.88  18.00    0.21
1995
First Quarter.................  28.75  24.13    0.29    20.00  18.75    0.21
Second Quarter................  30.75  27.13    0.29    21.63  18.75    0.21
Third Quarter.................  37.25  30.00    0.29    29.13  21.25    0.21
Fourth Quarter (through
 December 6, 1995)............  34.25  31.50     --     30.00  27.50     --

  On September 8, 1995, the last full trading day prior to the public announcement of the execution of the Merger Agreement, the last sale price of a share of UJB Common was $36.625 and the last sale price of a share of Summit Common was $25.75. On December 6, 1995, the last sale price of a share of UJB Common was $33.50 and the last sale price of Summit Common was $29.375.

  NO ASSURANCE CAN BE GIVEN AS TO WHAT THE MARKET PRICE OF UJB COMMON WILL BE IF AND WHEN THE MERGER IS CONSUMMATED. BECAUSE THE EXCHANGE RATIO IS FIXED AND BECAUSE THE MARKET PRICE OF UJB COMMON IS SUBJECT TO FLUCTUATION, THE VALUE OF SHARES OF UJB COMMON THAT HOLDERS OF SUMMIT COMMON WILL RECEIVE IN THE MERGER MAY INCREASE OR DECREASE PRIOR TO AND FOLLOWING THE MERGER. UJB AND SUMMIT SHAREHOLDERS ARE ADVISED TO OBTAIN CURRENT MARKET QUOTATIONS FOR UJB COMMON AND SUMMIT COMMON. IN ADDITION, PAST DIVIDENDS PAID IN RESPECT OF UJB COMMON AND SUMMIT COMMON ARE NOT NECESSARILY INDICATIVE OF FUTURE DIVIDENDS WHICH MAY BE DECLARED AND PAID. NO ASSURANCE CAN BE GIVEN CONCERNING DIVIDENDS TO BE DECLARED AND PAID IN RESPECT OF UJB COMMON AND SUMMIT COMMON BEFORE OR AFTER THE EFFECTIVE TIME.

COORDINATION OF AND LIMITATIONS ON DIVIDENDS UNDER MERGER AGREEMENT

  In order to ensure that Summit shareholders would be paid at least one but no more than one dividend in the calendar quarter in which the Merger is consummated, Summit agreed in the Merger Agreement to coordinate with UJB the declaration of any dividends and the setting of any record or payment dates.

DIVIDEND LIMITATIONS

  The bank subsidiaries of UJB are restricted by law in the amount of dividends they may pay to UJB. In addition, UJB is restricted by certain debt agreements in the amount of dividends it may pay to its shareholders. Assuming the Merger was effective at September 30, 1995, under the most restrictive of such agreements, the amount that would have been available on that date for dividend payments to holders of UJB Common was approximately $675 million.

                                  THE MERGER

  The following information concerning the Merger, insofar as it relates to matters contained in the Merger Agreement, is qualified in its entirety by reference to the Merger Agreement, a copy of which is attached hereto as Appendix A and incorporated herein by reference.

CLOSING AND EFFECTIVE TIME

  The Merger Agreement provides that the closing of the Merger ("Closing") will be held on at least five business days notice ("Closing Notice") given to Summit by UJB, on a date ("Closing Date") not earlier than the last to occur, but not later than 40 days after the last to occur, of: (1) the date the Merger Agreement is approved by the Summit Shareholders and the UJB Shareholders; (2) if the transactions contemplated by the Merger Agreement are being contested in any legal proceedings, the date all such proceedings have been brought to a favorable conclusion, or such date as UJB and Summit shall elect, prior to a favorable conclusion; and (3) the date all required governmental approvals are received and all required waiting periods have expired.

  The Merger will become effective at the hour and on the date specified in the Certificate of Merger to be filed with respect to the Merger under the New Jersey Corporation Act with the Secretary of State of the State of New Jersey. The Merger Agreement requires that the Certificate of Merger be filed no later than one business day following the Closing Date and that the Effective Time specified in the Certificate of Merger be no later than 12:01 a.m. on the day immediately following the day the Certificate of Merger is filed. If the Merger Agreement is approved by the UJB Shareholders and the Summit Shareholders, subject to the satisfaction or waiver of certain other conditions described herein, it is presently contemplated that the Effective Time will occur during the first calendar quarter of 1996. The Merger Agreement may be terminated by either party if, among other things, the Effective Time does not occur on or before August 31, 1996, unless the failure of such occurrence is due solely to the failure of the party seeking to terminate the Merger Agreement to perform or observe its agreements set forth in the Merger Agreement required to be performed or observed by such party on or before the Closing Date. See "THE MERGER--The Merger Agreement--Conditions of the Merger; Termination."

MERGER OF CONSTITUENT CORPORATIONS; NAME OF SURVIVING CORPORATION; MERGER OF SUBSIDIARY BANKS

  At the Effective Time, Summit will be merged with and into UJB, with UJB being the Surviving Corporation. In addition, the Merger Agreement requires that the Certificate of Merger filed by UJB with the Secretary of State of the State of New Jersey contain as an attachment a Restated Certificate of Incorporation of UJB changing the name of UJB to "Summit Bancorp." Consequently, at the Effective Time, the name of the Surviving Corporation will be changed to "Summit Bancorp." UJB and Summit have also agreed in the Merger Agreement that, as soon as practicable after the Effective Time, UJBank and Summit Bank will be merged under the name "Summit Bank."

  NOTWITHSTANDING THE CHANGE IN UJB'S NAME WHICH WILL OCCUR AT THE EFFECTIVE TIME, HOLDERS OF UJB STOCK CERTIFICATES AT THE EFFECTIVE TIME WILL NOT RECEIVE NEW UJB STOCK CERTIFICATES REFLECTING THE NAME CHANGE. SUCH HOLDERS SHOULD NOT ATTEMPT TO EXCHANGE THEIR EXISTING UJB STOCK CERTIFICATES FOR NEW
CERTIFICATES. EXISTING UJB STOCK CERTIFICATES WILL CONTINUE AFTER THE EFFECTIVE TIME TO BE VALID FOR ALL RELEVANT PURPOSES.

CONVERSION OF SUMMIT COMMON

  Upon consummation of the Merger outstanding shares of Summit Common, other than shares of Summit Common beneficially owned by UJB or a subsidiary of UJB, if any, and shares of Summit Common held in the treasury of Summit, if any, will be converted into and represent the right to receive shares of UJB Common at the Exchange Ratio of 0.90 shares of UJB Common for each share of Summit Common. Shares of Summit Common outstanding at the Effective Time (other than shares held in Summit's treasury and shares owned by UJB, if any) will be converted at the Exchange Ratio and represent whole shares of UJB Common and, in lieu of any fractional share of UJB Common resulting from the conversion, a Cash In Lieu Amount representing a cash amount equal to the fractional share resulting from the conversion multiplied by the closing price of UJB Common on the business day preceding the Effective Time. The Exchange Ratio is subject to appropriate adjustments in the event that, from the date of the Merger Agreement to the Effective Time, the outstanding shares of UJB Common are increased or decreased, changed into or exchanged for a different number or kind of shares or securities through reorganization, recapitalization, reclassification, stock dividend, stock split or reverse stock split or other similar changes.

CONVERSION OF SUMMIT ADJUSTABLE PREFERRED

  At the Effective Time, each outstanding share of Summit Adjustable Preferred, other than shares of Summit Adjustable Preferred beneficially owned by UJB or a subsidiary of UJB, if any, and shares held in the treasury of Summit, if any, will be converted into and represent the right to receive one share of UJB Series C Preferred, a series of adjustable rate cumulative preferred stock of UJB to be created at the Effective Time, to be titled the Adjustable Rate Cumulative Preferred Stock, Series C ($25 stated value) and to have relative rights, preferences and limitations identical to those of the Summit Adjustable Preferred. The Restated Certificate of Incorporation of UJB to be filed as an attachment to the Certificate of Incorporation will contain a provision creating the UJB Series C Preferred and specifying the relative rights, preferences and limitations thereof.

  The UJB Series C Preferred will rank on a parity with the UJB Series B Preferred (as defined herein) as to dividends and liquidation preference. The UJB Series C Preferred will be entitled to cumulative dividends that are payable quarterly on March 15, June 15, September 15 and December 15 of each year. For each quarterly period, the dividend rate will be determined in advance of such period, and will be 2.75 percent less than the highest of the 3-month U.S. Treasury Bill Rate, the Ten Year Constant Maturity Rate and the Twenty Year Constant Maturity Rate, which are average yields on certain U.S. Treasury fixed rate securities, as published by the Federal Reserve Board. However, the dividend rate for any dividend period will not be less than 6 percent per annum nor greater than 12 percent per annum. The UJB Series C Preferred will be redeemable at the option of UJB, in whole or in part, at $25 per share, plus accrued and unpaid dividends. Holders of UJB Series C Preferred will have the right to vote as a class on certain amendments to the Restated Certificate of Incorporation of UJB that may adversely affect the rights or preferences of the UJB Series C Preferred and in the event of a failure to pay full cumulative dividends for six quarters holders of the UJB Series C Preferred will be entitled to vote in the election of directors on the same basis as the holders of UJB Common. Holders of the UJB Series C Preferred will have no other voting rights. The UJB Series C Preferred will not be convertible into shares of UJB Common and will have no preemptive rights. The UJB Series C Preferred will not be subject to any sinking fund or other repurchase or retirement obligations of UJB. First Chicago Trust Company of New York will be the transfer agent, dividend disbursing agent and registrar for shares of the UJB Series C Preferred.

  The Certificate of Designation of Rights of Summit Adjustable Preferred states that the holders of the Summit Adjustable Preferred have no right to vote at shareholder meetings or otherwise participate in any action taken by the shareholders of Summit unless six quarterly dividends are in default (and no such event has occurred). In addition, the Certificate of Designation provides that holders of the Summit Adjustable Preferred have a right to vote on amendments to the Certificate of Incorporation of Summit if the amendment materially and adversely affects the rights or preferences of the Summit Adjustable Preferred.

  Further, the New Jersey Corporation Act provides at N.J.S.A. 14A:10-3(2) that:

  Any class or series of shares of any such [merging] corporation shall be entitled to vote as a class if the plan of merger or consolidation, as the case may be, contains any provision which, if contained in a proposed amendment to the certificate of incorporation, would entitle such class or series of shares to vote as a class...."

  Because the Certificate of Designation confers voting powers on the holders of Summit Adjustable Preferred only if a proposed amendment to the Restated Certificate of Incorporation materially and adversely affects the rights or preferences of such holders, holders of the Summit Adjustable Preferred would be entitled to vote on the Merger only if the Merger Agreement materially and adversely affected the rights or preferences of such holders. The Merger Agreement provides for each share of Summit Adjustable Preferred to be exchanged in the Merger for one share of UJB Series C Preferred having relative rights, preferences and limitations identical to those of the Summit Adjustable Preferred. Consequently, under New Jersey law the holders of the Summit Adjustable Preferred have no vote on the Merger or the Merger Agreement provision requiring Summit Adjustable Preferred to be exchanged for identical UJB adjustable rate preferred because there is no material and adverse change to their rights or preferences. Since the holders of the Summit Adjustable Preferred have no right to vote with respect to the Merger or the other matters to be submitted to the Summit Special Meeting, no vote of the holders of the Summit Adjustable Preferred is being solicited.

EXCHANGE OF SUMMIT CERTIFICATES

  Prior to the Effective Time, UJB will appoint First Chicago Trust Company of New York as the Exchange Agent. A letter of transmittal and other appropriate and customary exchange materials will be mailed by the Exchange Agent to each holder of record of Summit Stock as of the Effective Time for use in exchanging (i) Summit Common Certificates for a UJB Common Certificate and, if a Summit shareholder is entitled thereto, a check representing the appropriate Cash In Lieu Amount, and (ii) Summit Adjustable Preferred Certificates for UJB Series C Preferred Certificates.

  To effect a proper surrender and exchange of Summit Certificates, the Summit Certificates must be surrendered to the Exchange Agent with a properly executed and completed letter of transmittal. Until so surrendered, UJB may, at its option, refuse to pay to the holders of the Summit Certificates dividends or other distributions, if any, payable to holders of UJB Stock; provided, however, that, upon surrender and exchange of the Summit Certificates, there will be paid to such holders the amount, without interest, of dividends and other distributions, if any, which became payable prior thereto but which were not paid. No transfer of Summit Stock will be effected on the stock transfer books of Summit at and after the Effective Time.

  The Exchange Agent shall have reasonable discretion to determine whether letters of transmittal have been properly completed and executed and to disregard immaterial defects, and any good faith decisions of UJB regarding such matters as may be referred to it by the Exchange Agent shall be binding and conclusive.

  Neither certificates for fractions of shares of UJB Common nor scrip certificates for such fractions will be issued, and holders of Summit Common Certificates who would otherwise be entitled to receive fractions of shares of UJB Common will have none of the rights with respect to such fractions of shares (including, without limitation, the right to receive dividends) that a holder of a full share of UJB Common would possess in respect of such full share, and will receive in lieu thereof the Cash In Lieu Amount.

  If more than one Summit Certificate is surrendered for the same Summit shareholder account, the number of full shares of UJB Stock for which UJB Certificates will be issued pursuant to the Merger Agreement will be computed on the basis of the aggregate number of shares of Summit Stock represented by the Summit Certificates so surrendered.

  SUMMIT SHAREHOLDERS SHOULD NOT SURRENDER THEIR SUMMIT CERTIFICATES FOR EXCHANGE UNTIL A LETTER OF TRANSMITTAL, INSTRUCTIONS AND OTHER EXCHANGE MATERIALS ARE RECEIVED FROM THE EXCHANGE AGENT. HOWEVER, SUMMIT SHAREHOLDERS ARE URGED TO NOTIFY SUMMIT'S REGISTRAR AND TRANSFER AGENT, FIRST CHICAGO TRUST

COMPANY OF NEW YORK, NOW, AT (201) 324-0498 (INSIDE NEW JERSEY) OR (800) 446-2617 (OUTSIDE NEW JERSEY), IF THEIR SUMMIT CERTIFICATES ARE LOST, STOLEN, DESTROYED OR NOT PROPERLY REGISTERED, IN ORDER TO BEGIN THE PROCESS OF ISSUING REPLACEMENT SUMMIT CERTIFICATES.

CONVERSION OF STOCK AWARD PLAN OPTIONS

  Each Original Award Plan Option granted pursuant to the Summit Stock Award Plans which is outstanding and unexercised at the Effective Time will be converted automatically at the Effective Time into a New Award Plan Option. The vesting of any unexercisable Original Award Plan Options granted under the Summit Stock Award Plans will be accelerated in connection with the Merger. Subject to the adjustment described below, each New Award Plan Option will continue to be governed by the terms of the Summit Stock Award Plan under which the corresponding Original Award Plan Option was granted and the stock option agreement by which it was evidenced, including terms and provisions regarding exercisability. In each case, (i) the number of shares of UJB Common subject to the New Award Plan Option will be equal to the product of the number of shares of Summit Common subject to the Original Award Plan Option and the Exchange Ratio, rounded down to the next lower full share, and (ii) the exercise price per share of UJB Common subject to the New Award Plan Option will be equal to the exercise price per share of Summit Common subject to the Original Award Plan Option divided by the Exchange Ratio.

  Further, pursuant to the Merger Agreement, holders of exercisable New Award Plan Options will be permitted, in lieu of purchasing the UJB Common subject to the New Award Plan Option, to elect to receive the number of shares of UJB Common (rounded down to the nearest whole share) equal in market value to the amount obtained by multiplying (i) the difference obtained by subtracting the exercise price of the New Award Plan Option from the "Market Value of UJB Common" (as defined below) on the date the election is made, by (ii) the number of shares of UJB Common with respect to which the election has been made. For purposes of the preceding sentence, "Market Value of UJB Common" means the average of the high and low sales prices of a share of UJB Common as reported on the NYSE--Composite Transactions List on the date the election is made.

  As soon as practicable after the Effective Time, UJB will issue to each holder of New Award Plan Options, upon receipt and cancellation of all agreements under which Original Award Plan Options were issued to such holder, appropriate instruments confirming the conversion described above; provided, however, that UJB will not be obligated to issue such confirming instruments or any shares of UJB Common issuable upon exercise of a New Award Plan Option until the shares of UJB Common issuable upon exercise of the New Award Plan Options have been registered with the Commission and authorized for listing on the NYSE and for sale by any appropriate state securities regulators, which UJB will use its best efforts to effect as promptly as practicable, but in no event more than 30 days after the Effective Time.

RECOMMENDATION OF THE BOARDS OF DIRECTORS

  THE MERGER AGREEMENT HAS BEEN APPROVED BY THE UJB BOARD AND THE SUMMIT BOARD. BOTH THE UJB BOARD AND THE SUMMIT BOARD BELIEVE THAT THE MERGER IS IN THE BEST INTERESTS OF THEIR RESPECTIVE SHAREHOLDERS. EACH OF THE UJB BOARD AND THE SUMMIT BOARD UNANIMOUSLY RECOMMENDS THAT THEIR RESPECTIVE SHAREHOLDERS VOTE FOR THE PROPOSAL TO APPROVE THE MERGER AGREEMENT. IN ADDITION, THE SUMMIT BOARD UNANIMOUSLY RECOMMENDS THAT SUMMIT'S SHAREHOLDERS VOTE FOR THE SUMMIT ADJOURNMENT PROPOSAL.

BACKGROUND

 Summit

  From time to time Summit's management and the Summit Board considered and evaluated Summit's strategic plan and direction. The acceleration of consolidation activity in the banking industry, and, in particular, the merger announcements by First Fidelity Bancorporation and First Union Corporation on June 19, 1995 and by Midlantic Corporation and PNC Bank Corp. on July 10, 1995, and the impact these proposed transactions would have on the competitive landscape of the New Jersey banking market, by introducing much larger financial institutions into that market, prompted Summit's management and Summit's Board to reevaluate Summit's strategic plan.

  On July 18, 1995, Summit's management together with representatives of Keefe, Bruyette met with the Executive Committee of Summit's Board to review Summit's market position, financial performance and prospects and strategic options. At that Executive Committee meeting various strategic options were considered, including: remaining independent; merging with another entity in a merger of equals transaction; engaging in a sale of control of Summit for a market premium to a substantially larger acquiror; or pursuing a value-creating strategic affiliation involving a market premium with Summit's shareholders owning a substantial portion of the combined company and having a continuing role in the direction of the combined company, which would be a more viable and valuable franchise able to compete with the larger financial institutions entering the New Jersey market. The Executive Committee concluded that, of these alternatives: (1) remaining independent would remain a viable alternative if no strategic affiliation transaction were available; (2) no viable candidates for a merger of equals with sufficient market overlap to generate needed cost savings existed; and (3) a control sale would provide less opportunity for enhanced franchise value than a strategic affiliation. The Executive Committee authorized Summit's management to explore the value-creating strategic affiliation option because it believed this option, if available, offered the possibility of achieving an attractive transaction for holders of Summit Common while preserving the opportunity for significant participation in the future growth and opportunities of a combined entity with a more attractive regional banking franchise. Summit retained Keefe, Bruyette to assist in this review (such engagement was subsequently confirmed in writing on September 6, 1995). Robert G. Cox, President of Summit, who regularly met for breakfast every three or four months with John G. Collins, Vice Chairman of UJB and Mr. Cox's successor as Chairman of the New Jersey Bankers Association, met with Mr. Collins on the morning of July 21, 1995 at a breakfast meeting scheduled prior to the July 18, 1995 meeting of Summit's Executive Committee and expressed an interest in exploring the feasibility of a merger with UJB. Although T. Joseph Semrod, Chairman, President and Chief Executive Officer of UJB, Mr. Collins and Mr. Cox had had general discussions over the years about the possible merger of UJB and Summit, this was the first time Mr. Cox expressed a specific interest in exploring the feasibility of a merger with UJB.

  A follow-up meeting among representatives of Keefe, Bruyette, senior management of Summit and members of Summit's Executive Committee was held on August 7, 1995. At that meeting UJB and other banking institutions with an interest in the New Jersey banking market were discussed as possible candidates for a strategic business combination based on the projected impact of such a transaction. The Executive Committee authorized Robert G. Cox, Summit's President and Chief Executive Officer, to explore with senior management of UJB whether there was any mutual interest in entering into a business combination with Summit. Mr. Collins telephoned Mr. Cox on August 8, 1995 to follow up on Mr. Cox's expression of interest at the breakfast meeting of July 21, 1995 and was informed by Mr. Cox of the authorization Mr. Cox had received from the Summit Board the prior day.

  Mr. Cox then met with Mr. Semrod and Mr. Collins on August 17, 1995. Mr. Cox subsequently met with Mr. Semrod on August 22, 1995 and with both Messrs. Semrod and Collins on August 23, 1995 to further explore a possible business combination between Summit and UJB. The results of these meetings were reviewed and discussed by Mr. Cox at a special meeting of the Executive Committee held on August 29, 1995.

  At a special meeting of the Summit Board held on September 4, 1995, management and Keefe, Bruyette reviewed the deliberations of the Executive Committee and the background and nature of Mr. Cox's discussions with Messrs. Semrod and Collins. The Board of Directors authorized Summit's management to continue merger discussions with UJB.

  On September 7, and 8, 1995 meetings were held among selected members of management of UJB and Summit and certain of their respective financial and legal advisors to review financial forecasts, asset profiles, credit quality assessments, operations, employee benefits issues and other information relative to the proposed consolidation of UJB and Summit and the future operations of the merged companies. The parties arrived at the Exchange Ratio through negotiation, including negotiations conducted by and through their respective financial advisors during the period from September 5, 1995 to September 8, 1995. The Exchange Ratio resulted in a sale price per share which was within a range which Summit, based on the advice and analysis of Keefe, Bruyette, deemed to be acceptable. See "THE MERGER--Opinion of Summit's Financial Advisor." The discussions from August 17, 1995 to September 8, 1995 were positive and reflected conceptual agreement to an affiliation which would create a more valuable combined franchise consistent with the approach originally authorized by the Executive Committee and approved by the Summit Board.

  On September 8, 1995, Mr. Cox and Mr. Semrod reached an agreement on the principal terms of the Merger, subject to Summit Board and UJB Board approval. In the following days leading up to the execution of the Merger Agreement on September 10, 1995, negotiation of a definitive agreement and Stock Option Agreements proceeded. The Stock Option Agreements were sought by both parties as inducements to enter into the Merger Agreement. See "THE MERGER--Stock Option Agreements."

  The Summit Board met on September 9, 1995 and September 10, 1995. At those meetings, management of Summit, Keefe, Bruyette and Summit's legal advisors reviewed the terms of the Merger Agreement and Stock Option Agreements negotiated between the parties, and the Keefe, Bruyette fairness opinion concerning the Exchange Ratio in the Merger. Based on that review, the Summit Board unanimously approved and authorized the execution and delivery of the Merger Agreement and Stock Option Agreements on September 10, 1995. No other bids from third parties were solicited or received by Summit. The proposed transaction with UJB was consistent with the Summit Board's strategy since holders of Summit Common would be paid a market premium, would own a substantial portion of the combined company and would have a continuing role in the combined company.

 UJB

  In recent years, UJB's major objectives have been to reinforce its position as a regional market leader in financial services and to deliver long-term shareholder value. Two key component strategies to achieve these objectives have been the restructuring of the company and an in-market acquisition strategy. The in-market strategy covers UJB's existing and adjacent geographic markets in New Jersey and eastern Pennsylvania.

  The restructuring of UJB along lines of business was completed during 1994, as well as the consolidation of UJB's member banks into UJBank in New Jersey and First Valley Bank in eastern Pennsylvania. Working through the four core business lines--commercial banking, retail banking, mortgage banking and investment management--UJB has streamlined the company for competitive advantage and increased profitability.

  UJB's acquisition strategy has been to negotiate a series of financially attractive in-market transactions. Goals of the strategy have been to increase the value of UJB's franchise and to improve the performance of acquired units through cost savings and revenue enhancements.

  Prior to the announcement of the Merger, UJB had announced four acquisitions of local bank and thrift institutions since December, 1993. Three of these acquisitions have been completed and the pending acquisition of Flemington is expected to be completed in the first quarter of 1996. These institutions, which total $1.4 billion of assets, add important market penetration to UJB's franchise and are all projected to be accretive to earnings per share. As a result of these acquisitions and UJB's internal consolidations, UJB has developed an effective merger integration process which focuses on cost savings, customer service, revenue enhancement and customer retention.

  At a meeting of the UJB Board held on August 16, 1995, Chairman Semrod and Vice Chairman Collins led a review and UJB Board discussion of UJB's acquisition strategy. Subjects discussed included the competitive scene, UJB's strategic plan and acquisition criteria, trends in banking acquisitions, and a full range of potential acquisition opportunities.

  Regarding the competitive scene, the UJB Board noted the rapid changes taking place in banking through reengineering, consolidation, nationwide interstate banking and technology advances. The UJB Board also discussed the large regional bank mergers announced in recent months. Of particular interest were the acquisition of First Fidelity Bancorporation by First Union Corporation and the acquisition of Midlantic Corporation by PNC Bank Corp.

  The UJB Board reviewed information on a number of potential bank and thrift acquisition candidates located in New Jersey, Pennsylvania and other neighboring states, each having total assets of less than $1 billion. This type of acquisition would have been a continuation of UJB's recent activities involving relatively small fill-in acquisitions.

  The UJB Board also discussed the consideration of substantially larger in-market and contiguous opportunities for bank and thrift acquisitions. Relevant information was reviewed for a number of institutions. This information included performance statistics and potential transaction pricing data.

  An extensive UJB Board discussion took place regarding Summit. The UJB Board reviewed materials which included performance data, market share facts, hypothetical transaction pricing and a detailed pro forma financial model. The UJB Board considered the benefits and risks of a large in-market transaction. The opportunity for substantial cost savings was identified as a major potential financial benefit to the transaction. The UJB Board thought that UJB's successful experience in merger integrations would serve to minimize operational risks.

  The UJB Board noted that the combined institution would have substantial market share in a large number of New Jersey's counties, with particular strengths in some of the region's most desirable markets. Also considered were Summit's excellent reputation, strong historical performance and acknowledged strengths in retail banking and trust services. The pro forma financial data indicated that the transaction would improve UJB's asset quality ratios and be neutral to capital ratios. The UJB Board perceived Summit to be among the most attractive of possible in-market transactions, taking into consideration Summit's market position, financial performance and the cost efficiencies to be gained in such a combination. The UJB Board encouraged management to pursue discussions consistent with the financial parameters reviewed at the UJB Board meeting.

  Mr. Semrod, Mr. Collins and Mr. Cox have known one another for many years as a result of service with various banking industry groups. From time to time during the past several years, Mr. Semrod or Mr. Collins have met with Mr. Cox to discuss regional and national developments in the financial services industry as well as developments affecting their respective companies. As noted previously in this Background discussion relating to Summit, Messrs. Semrod, Collins and Cox had had general discussions over the years as well about the possible merger of UJB and Summit. Following the meeting, previously described, of Summit's Executive Committee on July 18, 1995 at which strategic alternatives for Summit were explored, Mr. Cox, at a breakfast meeting with Mr. Collins on July 21, 1995, for the first time expressed a specific interest to Mr. Collins in exploring the feasibility of a merger with UJB. Mr. Cox and Mr. Collins, who had succeeded Mr. Cox as Chairman of the New Jersey Bankers Association, had regularly met for breakfast every three or four months. Mr. Collins telephoned Mr. Cox on August 8, 1995 to follow up on Mr. Cox's expression of interest on July 21, 1995 and was informed by Mr. Cox of the authorization he had received to explore the feasibility of a merger with UJB.

  There were several meetings among Messrs. Semrod, Collins and Cox between August 17, 1995 and September 10, 1995, regarding a potential merger of the companies. Discussions included the value of a merger between UJB and Summit, and the framework of the possible transaction structure. During this time period, members of UJB's management team conducted a due diligence investigation of Summit's business and negotiated issues in the Merger Agreement and Stock Option Agreements. UJB also worked with its financial advisor to construct financial forecasts and cost savings assumptions.

  On September 8, 1995, Mr. Semrod and Mr. Cox reached an agreement on the principal terms of the Merger, subject to UJB Board and Summit Board approval. Final negotiations proceeded on remaining issues of the Merger Agreement and Stock Option Agreements. The UJB Board met on September 10, 1995. Management reviewed the terms of the Merger Agreement and Stock Option Agreements and presented a summary of the due diligence investigation of Summit's business. Merrill Lynch presented its fairness opinion concerning the Exchange Ratio. Based on this information, and after consideration of other factors, the UJB Board unanimously approved and authorized the execution and delivery of the Merger Agreement and Stock Option Agreements.

REASONS FOR THE MERGER

 General

  In reaching their decisions to approve the Merger Agreement and Stock Option Agreements, the UJB Board and Summit Board considered that the Merger would create the second largest bank in New Jersey. The combined company would hold the leading deposit market share in four of the nation's top twenty-five counties, as ranked by per capita income.

  Each Board also considered that the Merger would represent an alliance of two institutions with complementary strengths and that the UJB and Summit shareholders would realize the expected benefits of such an alliance, including, but not limited to, the future earnings per share and stock value prospects of the combined company, the combined company's financial strength and the cost savings to be realized through consolidation of functions.

  Each Board determined that the Merger would significantly enhance the combined company's ability to compete effectively, to meet the constantly changing needs of its customers and communities and to take advantages of future opportunities for growth and diversification. Each Board believes that the Merger will create a combined company with greater efficiency, capital strength and revenue growth potential than either institution would have on its own. Each Board also believes that both companies have strong management teams with experience in successful implementation of merger transactions and related cost reductions.

 Summit

  In determining to approve the Merger Agreement the Summit Board also considered, among other things, the following factors:

    (1) Summit's business, operations, financial condition and earnings;

    (2) The current and prospective economic, regulatory and competitive environment facing Summit, including the consolidation activity currently underway in the banking industry, the need for Summit to diversify and expand its non-interest income revenue sources, the need for investment in technology and alternative product delivery systems and the difficulties faced by Summit in attempting to meet such challenges as a stand-alone entity, together with the alternatives available to Summit to meet these challenges;

    (3) A review of the historical financial condition, operating results, capital levels and asset quality of Summit and UJB and their projected future value and prospects as separate entities and on a combined basis and the results of Summit's due diligence investigation of UJB;

    (4) The advice of Summit's financial advisor, Keefe, Bruyette and a review of the detailed financial analysis, pro forma results and other information presented by Keefe, Bruyette. The Summit Board considered the oral opinion of Keefe, Bruyette, that, as of September 10, 1995 and based upon the matters considered by Keefe, Bruyette in rendering its opinion as of that date, the Exchange Ratio in the Merger was fair from a financial point of view to the holders of Summit Common. See "THE MERGER--Opinion of Summit's Financial Advisor";

    (5) The anticipated cost savings and operating efficiencies available to the combined institution after the Merger;

    (6) The consideration that current Summit management would be expected to play a continuing role in the combined company and that Mr. Cox would be elected or appointed President of the Surviving Corporation and that Mr. Cox and five other members of the Summit Board would be selected as members of the Board of Directors of the Surviving Corporation;

    (7) Consideration of the terms of the Merger Agreement and the transactions contemplated thereby, including the Stock Option Agreements;

    (8) The expectation that the Merger will generally be a tax-free transaction to Summit and its shareholders. See "THE MERGER--Certain Federal Income Tax Consequences"; and

    (9) The consideration of the complementary nature of the businesses, business strategies and product offerings of Summit and UJB, including the fact that each is a middle market and consumer-focused banking company and that the resulting New Jersey banking operation will represent the second largest in the State of New Jersey from a deposit share standpoint.

  The foregoing discussion of the factors considered by the Summit Board is not intended to be exhaustive but includes all material factors considered by the Summit Board. In reaching its determination to approve and recommend the Merger Agreement, the Summit Board did not assign relative or specific weights to the forgoing factors, and individual directors may have given differing weights to different factors. Throughout its deliberations, the Summit Board received the advice of both in-house and outside counsel. After deliberating with respect to the Merger and the other transactions contemplated by the Merger Agreement, including, without limitation, the Stock Option Agreements, considering, among other things, the matters discussed above and the opinion of Keefe, Bruyette referred to above, the Summit Board, by unanimous vote of all Directors, approved the Merger Agreement as being in the best interests of Summit and its shareholders, authorized execution and delivery of the Merger Agreement and the Stock Option Agreements, and directed that the Merger Agreement be submitted to the shareholders of Summit Common for a vote at the Special Meeting.

 UJB

  In reaching its conclusion to approve the Merger Agreement and the Stock Option Agreements, the UJB Board considered a number of factors, including the following:

    (1) The effectiveness of the Merger as a method of implementing and accelerating UJB's strategies for long term growth and enhanced shareholder value. This included (a) the creation of a premier franchise in some of the nation's most desirable local banking markets, (b) a respected Summit management team with similar business philosophy and organizational culture, (c) the identification of significant cost savings opportunities due to the in-market nature of the Merger and the leveraging of UJB investments in technology, (d) the UJB Board's belief that the Merger will enhance UJB's ability to effectively compete in its rapidly consolidating regional banking market, and (e) UJB's previously demonstrated abilities to successfully implement merger integration processes, including strategies to achieve cost savings and customer retention.

    (2) The financial condition, businesses and prospects of UJB and Summit. This information included, but was not limited to, information regarding respective recent and historical stock performance, valuation analyses, pro forma analyses, comparative financial data and comparable merger and acquisition transactions as presented by UJB's financial advisor and senior management. UJB's senior management also reported the results of its due diligence review of Summit's business. The UJB Board took into account that, while there would be some dilution in 1996 earnings per share, the Merger would be expected to have accretive effects by 1997.

    (3) The terms of the Merger Agreement and the reciprocal Stock Option Agreements, the proposed arrangements with respect to the UJB Board following the Merger, an employment agreement with Mr. Cox and the proposed use of the Summit name for the combined organization.

    (4) The oral opinion of Merrill Lynch that, as of September 10, 1995, the Exchange Ratio was fair to the holders of UJB Common from a financial point of view. See "THE MERGER--Opinion of UJB's Financial Advisor."

    (5) The likelihood of the Merger being approved by the appropriate regulatory authorities. See "THE MERGER--Regulatory Approvals."

  The foregoing discussion of the information and factors considered by the UJB Board is not intended to be exhaustive but is believed to encompass all material factors considered by the UJB Board. In reaching its determination to approve and recommend the Merger, the UJB Board did not assign any relative or specific weights to the foregoing factors, and individual directors may have given differing weights to different factors. After deliberating with respect to the Merger and the other transactions contemplated by the Merger Agreement, considering, among other things, the matters discussed above and the opinion of Merrill Lynch referred to above, the UJB Board, by unanimous vote of all directors, approved and adopted the Merger Agreement and the transactions contemplated thereby, including the Stock Option Agreements, as being in the best interests of UJB and its shareholders. The UJB Board is unanimous in its recommendation that holders of UJB Common vote for approval of the Merger Agreement.

OPINION OF SUMMIT'S FINANCIAL ADVISOR

  Pursuant to an engagement letter dated as of September 6, 1995 (the "Engagement Letter"), Summit retained Keefe, Bruyette to render financial advisory and investment banking services to Summit in connection with a possible business combination between Summit and UJB. Keefe, Bruyette had been providing general advisory and investment banking services to Summit since early 1994.

  Keefe, Bruyette is a nationally recognized investment banking firm and, as part of its investment banking business, is continually engaged in the valuation of bank, bank holding company and thrift institution securities in connection with acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for various other purposes. As specialists in the securities of banking companies, Keefe, Bruyette has experience in, and knowledge of, the valuation of banking enterprises. Keefe, Bruyette was selected by Summit on the basis of its familiarity with Summit, its qualifications, its previous experience in similar transactions and its reputation in the banking and investment communities. Keefe, Bruyette will receive a fee from Summit for its services.

  In the ordinary course of its business as a broker-dealer, Keefe, Bruyette may, from time to time, purchase securities from, and sell securities to, Summit and UJB, and as a market maker in securities, Keefe, Bruyette may from time to time have a long or short position in, and buy or sell, equity securities of Summit and UJB for its own account and for the accounts of its customers. To the extent that Keefe, Bruyette had any such position as of the date of the fairness opinion attached as Appendix B hereto, it has been disclosed to Summit.

  At the September 9, 1995 special meeting of the Summit Board, Keefe, Bruyette rendered its oral opinion to the Summit Board to the effect that, as of such date, the Exchange Ratio was fair to the holders of Summit Common from a financial point of view. Keefe, Bruyette has also delivered a written opinion to the Summit Board dated as of the date of this Proxy Statement-Prospectus to the effect that, as of such date, the Exchange Ratio was fair to the holders of Summit Common from a financial point of view.

  THE FULL TEXT OF KEEFE, BRUYETTE'S OPINION IS ATTACHED AS APPENDIX B TO THIS PROXY STATEMENT-PROSPECTUS AND IS INCORPORATED HEREIN BY REFERENCE. THE DESCRIPTION OF THE OPINION SET FORTH HEREIN IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO APPENDIX B. SUMMIT SHAREHOLDERS ARE URGED TO READ THE OPINION IN ITS ENTIRETY FOR A DESCRIPTION OF THE PROCEDURES FOLLOWED, ASSUMPTIONS MADE, MATTERS CONSIDERED AND QUALIFICATIONS AND LIMITATIONS ON THE REVIEW UNDERTAKEN BY KEEFE, BRUYETTE IN CONNECTION THEREWITH.

  Keefe, Bruyette's opinion is directed only to the Exchange Ratio and does not constitute a recommendation to any Summit shareholder as to how such shareholder should vote at the Special Meeting.

  In connection with its opinion, Keefe, Bruyette reviewed, analyzed and relied upon the following material relating to the financial and operating condition of Summit and UJB: (i) the Merger Agreement; (ii) Annual Reports to Shareholders for the four years ended December 31, 1994 for Summit and UJB;
(iii) certain interim reports to shareholders of Summit and UJB and Quarterly Reports on Form 10-Q of Summit and UJB and certain other communications from Summit and UJB to their respective shareholders; (iv) other financial information concerning the businesses and operations of Summit and UJB furnished to Keefe, Bruyette by Summit and UJB for the purpose of Keefe, Bruyette's analysis, including certain internal financial analyses and forecasts for Summit and UJB prepared by the senior managements of Summit and UJB, respectively; (v) certain publicly available information concerning the trading of, and the trading market for, the Summit Common and UJB Common; and
(vi) certain publicly available information with respect to banking companies and the nature and terms of certain other transactions that Keefe, Bruyette considered relevant to its inquiry. Additionally, in connection with its written opinion attached as Appendix B to this Proxy Statement-Prospectus, Keefe, Bruyette reviewed a draft of this Proxy Statement-Prospectus in substantially the form hereof. Keefe, Bruyette also held discussions with the senior managements of Summit and UJB concerning their respective past and current operations, financial condition and prospects. Keefe, Bruyette also considered such financial and other factors as it deemed appropriate under the circumstances and took into account its assessment of general economic, market and financial conditions and its experience in similar transactions, as well as its experience in securities valuation and its knowledge of banks, bank holding companies and thrift institutions generally. Keefe, Bruyette's opinion was necessarily based upon conditions as they existed and could be evaluated on the date thereof and the information made available to Keefe, Bruyette through the date thereof.

  In conducting its review and arriving at its opinion, Keefe, Bruyette relied upon and assumed the accuracy and completeness of all of the financial and other information provided to it or publicly available, and Keefe, Bruyette did not attempt to verify such information independently. Keefe, Bruyette relied upon the managements of Summit and UJB as to the reasonableness and achievability of the financial and operating forecasts (the assumptions and bases therefor) provided to Keefe, Bruyette and assumed that such forecasts reflected the best available estimates and judgments of such managements and that such forecasts will be realized in the amounts and in the time periods estimated by such managements. Keefe, Bruyette also assumed, without independent verification, that the aggregate allowances for loan losses for Summit and UJB are adequate to cover such losses. Keefe, Bruyette did not make or obtain any evaluations or appraisals of the property of Summit or UJB, nor did Keefe, Bruyette examine any individual loan credit files. Keefe, Bruyette was informed by Summit, and assumed for purposes of its opinion, that the Merger would be accounted for as a pooling-of-interests under generally accepted accounting principles.

  Prior to rendering the written opinion attached to Appendix B to this Proxy Statement-Prospectus, Keefe, Bruyette reviewed with the Summit Board financial aspects of the proposed Merger and rendered an oral opinion as to the fairness of the Exchange Ratio to the Summit Board on September 9, 1995. Set forth below is a summary of the material factors considered by and valuation methodologies presented by Keefe, Bruyette to the Summit Board on September 9, 1995 and utilized by Keefe, Bruyette in connection with rendering its opinion as to the fairness, from a financial point of view, of the Exchange Ratio to the holders of Summit Common.

  Analysis of the UJB Offer. Keefe, Bruyette reviewed certain historical financial information for Summit and UJB (pro forma for pending acquisitions) and calculated the imputed value of the UJB offer to holders of Summit Common. Keefe, Bruyette calculated the multiple which the Exchange Ratio represents, based on an assumed per share purchase price of $32.88, when compared to Summit's June 30, 1995 stated fully diluted book value of $12.91, its estimated fully diluted tangible book value per share of $12.65, and its 1996 consensus earnings estimate of $2.30 per share. Based on these assumptions, the price to stated fully diluted book value multiple was 2.55 times, the price to stated fully diluted tangible book value per share multiple was 2.60 times and the price to the 1996 consensus earnings estimate per share multiple was 14.29 times. Additionally, Keefe, Bruyette analyzed the book value and earnings per share dilution incurred by UJB at the implied purchase price per share of $32.88 and concluded that the dilution of 7.3% to projected 1996 earnings per share prior to cost savings and 10.1% to pro forma book value per share would be at the upper end of the market's tolerance range.

  Selected Peer Group Analysis. Keefe, Bruyette compared the financial performance and market performance of UJB based on various financial measures of earnings performance, operating efficiency, capital adequacy and asset quality and various measures of market performance, including market/book values, price to earnings and dividend yields to those of a group of comparable holding companies. For purposes of such analysis, the financial information used by Keefe, Bruyette was as of and for the six months ended June 30, 1995 and the market price information was as of September 8, 1995. The companies in the peer group had total assets ranging from approximately $29 billion to $12 billion, and included CoreStates Financial Corp., First of America Bank Corp., U S Bancorp, Huntington Bancshares Inc., Northern Trust Corp., SouthTrust Corporation, Meridian Bancorp Inc., Integra Financial Corp., Crestar Financial and First Empire State Corp.

  Keefe, Bruyette's analysis showed the following concerning UJB's financial performance: that its return on equity on an annualized basis was 14.37% compared with an average of 15.72% for the peer group; that its return on assets on an annualized basis was 1.05% compared with an average of 1.19% for the group; that its net interest margin on an annualized basis was 4.62% compared with an average of 4.41%; that its efficiency ratio on an annualized basis was 61.49% compared with an average of 61.31%; that its equity to assets ratio was 7.28% compared to an average of 7.65%; that its ratio of nonperforming assets to total loans and other real estate owned was 1.96% compared to an average of .88%; that its ratio of loan loss reserve to nonperforming loans was 103% compared to an average of 302%.

  Keefe, Bruyette's analysis further showed the following concerning UJB's market performance: that UJB's price to earnings multiple based on 1996 estimated earnings of $3.20 per share and a stock price as of September 8, 1995 of $36.50 was 11.41 times compared to an average of 10.54 times; that its price to book value multiple was 1.84 times compared to an average of 1.84 times; its dividend yield was 3.18% compared to an average of 3.15%. For purposes of the above calculations, all earnings estimates are based upon the published estimates of Keefe, Bruyette's equity research department.

  Analysis of Selected Merger Transactions. Keefe, Bruyette reviewed certain financial data related to a set of recent comparable bank holding company acquisitions with aggregate transaction values greater than $500 million which included the following transactions (identified by acquirer/acquiree):
NationsBank Corp./BankSouth Corporation, Chemical Banking Corp./Chase Manhattan Corp., National City Corporation/Integra Financial Corp., Boatmen's Bancshares, Inc./Fourth Financial Corporation, First Bank System/FirsTier Financial, Mercantile Bancorporation/Hawkeye Bancorp, PNC Bank Corp./Midlantic Corporation, First Union Corporation/First Fidelity Bancorporation, US Bancorp/West One Bancorp, Fleet Financial Group, Inc./Shawmut National Corporation, and Boatmen's Bancshares Inc./Worthen Banking Corp.

  Keefe, Bruyette calculated averages (measured at September 9, 1995) for the premium to the target's earnings for the last four quarters (trailing 12 months) of 14.25 times compared with a multiple of 16.60 associated with the UJB proposal; an average premium to the target's stated book value of 191% compared with a multiple of 255% associated with the UJB proposal, and an average premium to the target's tangible book value of 219% compared with 260% associated with the UJB proposal.

  No company or transaction used as a comparison in the above analysis is identical to Summit, UJB or the Merger. Accordingly, an analysis of the results of the foregoing is not mathematical; rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading value of the companies to which they are being compared.

  Contribution Analysis. Keefe, Bruyette analyzed the relative contribution of each of Summit and UJB to certain balance sheet and income statement items, including assets, deposits, shareholders' equity and estimated earnings. Keefe, Bruyette then compared the relative contribution of such balance sheet and income statement items, with ownership percentage of approximately 36% for Summit shareholders based on an Exchange Ratio of 0.90. The contribution analysis showed that under the UJB proposal, Summit would contribute approximately

26% of the combined assets, 26% of the combined deposits, 29% of the combined shareholder's equity and 31% of the estimated 1996 earnings of the two companies (before cost savings).

  Discounted Cash Flow Analysis. Keefe, Bruyette estimated the present value of the future streams of after-tax cash flows of Summit as a standalone, independent entity through the year 2000 and then a subsequent sale to a larger financial institution. The analysis was based on several assumptions, including an earnings per share of $2.30 for Summit in 1996. A terminal value was calculated for the year 2000 by multiplying Summit's projected 2000 earnings by a price/earnings multiple of 12.75-14.75 times trailing earnings. The terminal valuation and the estimated earnings were discounted at a rate of 14-18%, producing present values of $25.67-$33.05. Keefe, Bruyette compared these values to the potential value provided to Summit shareholders in the Merger.

  The discounted cash flow analysis was based upon varying assumptions concerning earnings growth rates, dividend rates and terminal values, which assumptions are themselves based upon many factors and assumptions many of which are beyond the control of Summit and UJB. As indicated below, this analysis is not necessarily indicative of actual values or actual future results and does not purport to reflect the prices at which any security may trade at the present time or any time in the future.

  The summary contained herein provides a description of the material analyses prepared by Keefe, Bruyette in connection with the rendering of its opinion. The summary set forth above does not purport to be a complete description of the analyses performed by Keefe, Bruyette in connection with the rendering of its opinion. The preparation of a fairness opinion is not necessarily susceptible to partial analysis or summary description. Keefe, Bruyette believes that its analyses and the summary set forth above must be considered as a whole and that selecting portions of its analyses without considering all analyses, or selecting part of the above summary, without considering all factors and analyses, would create an incomplete view of the processes underlying the analyses set forth in Keefe, Bruyette's presentations and opinion. The ranges of valuations resulting from any particular analysis described above should not be taken to be Keefe, Bruyette's view of the actual value of Summit and UJB. The fact that any specific analysis has been referred to in the summary above is not meant to indicate that such analysis was given greater weight than any other analyses.

  In performing its analyses, Keefe, Bruyette made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Summit and UJB. The analyses performed by Keefe, Bruyette are not necessarily indicative of actual values or actual future results which may be significantly more or less favorable than suggested by such analyses. Such analyses were prepared solely as part of Keefe, Bruyette's analysis of the fairness, from a financial point of view, of the Exchange Ratio and were provided to the Summit Board in connection with the delivery of Keefe, Bruyette's opinion. The analyses do not purport to be appraisals or to reflect the prices at which a company actually might be sold or the prices at which any securities may trade at the present time or at any time in the future. In addition, as described above, Keefe, Bruyette's opinion, along with its presentation to the Summit Board, was just one of many factors taken into consideration by the Summit Board in unanimously approving the Merger Agreement.

  Pursuant to the Engagement Letter, Summit has agreed to pay Keefe, Bruyette a cash fee of $250,000 concurrently with the first to be executed of an agreement in principle or definitive agreement contemplating the consummation of the Merger. On the closing of the Merger, Summit agrees to pay an additional cash fee to Keefe, Bruyette of .375% of the market value, as determined at the time of such closing ("Contingent Fee") of all consideration offered in exchange for the outstanding shares of Summit Common. The $250,000 previously paid will be credited against the Contingent Fee. Keefe, Bruyette also agrees that at the closing of the Merger, a fee of $350,000 will be deducted from the Contingent Fee and paid to Ryan Beck & Co. for general advisory services provided to Keefe, Bruyette in its role as financial advisor to Summit regarding the merger and acquisition market in New Jersey. Summit has agreed to reimburse Keefe, Bruyette for its reasonable out-of-pocket expenses, including reasonable fees and disbursements of its counsel, and to indemnify Keefe, Bruyette against certain liabilities. While the payment of all or a significant portion of fees related to financial advisory services provided in connection with arm's-length merger and other business combination transactions upon consummation of such transactions, as is the case with the Merger, might be viewed as giving such financial advisors a financial interest in the successful completion of such transactions, such compensation arrangements are standard and customary for transactions of the size and type of the Merger.

  Prior to its retention by Summit in connection with the Merger, Keefe, Bruyette provided professional services to Summit for its advisory work related to the pending acquisition of Garden State and the proposed acquisition of Bankers Corp., which was not consummated. In connection with the acquisition of Garden State, Summit agreed to pay Keefe, Bruyette a fee of $225,000 plus Keefe, Bruyette's out-of-pocket expenses. In connection with the advisory work for the acquisition of Bankers Corp., Summit agreed to pay Keefe, Bruyette a fee of $50,000 after execution of the letter of intent plus Keefe, Bruyette's out-of-pocket expenses.

OPINION OF UJB'S FINANCIAL ADVISOR

  UJB has retained Merrill Lynch to act as its financial advisor in connection with rendering a fairness opinion with respect to the Merger. Merrill Lynch rendered its oral opinion that, based upon and subject to the various considerations set forth therein, as of September 10, 1995, the Exchange Ratio was fair from a financial point of view to the holders of UJB Common. The oral opinion was reconfirmed in writing, as of the date of this Proxy Statement-Prospectus.

  THE FULL TEXT OF MERRILL LYNCH'S OPINION, WHICH SETS FORTH ASSUMPTIONS MADE, MATTERS CONSIDERED AND LIMITS ON THE REVIEW UNDERTAKEN BY MERRILL LYNCH, IS ATTACHED HERETO AS APPENDIX C. HOLDERS OF UJB COMMON ARE URGED TO AND SHOULD
                               ---------------------------------------------
READ SUCH OPINION IN ITS ENTIRETY. THE SUMMARY SET FORTH IN THIS PROXY
----------------------------------
STATEMENT-PROSPECTUS OF MERRILL LYNCH'S OPINION IS QUALIFIED IN ENTIRETY BY REFERENCE TO THE FULL TEXT OF SUCH OPINION.

  Merrill Lynch's opinion is addressed to the UJB Board and does not constitute a recommendation to any shareholder of UJB as to how such shareholder should vote at any shareholder meeting of UJB held in connection with the Merger.

  In connection with its opinion, Merrill Lynch has, among other things: (i) reviewed Summit's Annual Reports to Shareholders, Annual Reports on Form 10-K and related financial information for the five fiscal years ended December 31, 1994 and Summit's Quarterly Reports on Form 10-Q and the related unaudited financial information for the quarterly periods ending March 31, 1995 and June 30, 1995; (ii) reviewed UJB's Annual Reports to Shareholders, Annual Reports on Form 10-K and related financial information for the five fiscal years ended December 31, 1994 and UJB's Quarterly Reports on Form 10-Q and the related unaudited financial information for the quarterly periods ending March 31, 1995 and June 30, 1995; (iii) reviewed certain information, including financial forecasts and assumptions regarding incremental revenue and cost savings resulting from the Merger, relating to the business, earnings, assets, and prospects of Summit and UJB as a merged entity, furnished by UJB; (iv) conducted discussions with members of senior management of Summit and UJB concerning their respective financial condition, businesses, operations, regulatory condition, financial forecasts, and prospects; (v) reviewed the historical market prices and trading activity for the Summit Common and the UJB Common and compared them with those of certain publicly traded companies deemed to be relevant; (vi) compared the results of operations of Summit and UJB with those of certain companies deemed to be relevant; (vii) compared the proposed financial terms of the Merger contemplated by the Merger Agreement with the financial terms of certain other mergers and acquisitions deemed to be relevant; (viii) analyzed, based upon the information provided by Summit and UJB's senior management, the pro forma impact of the transaction on earnings, book and tangible book value per share, consolidated capitalization and certain balance sheet and profitability ratios of UJB; (ix) reviewed the Merger Agreement; (x) reviewed the Stock Option Agreements; and (xi) reviewed such other financial studies and analyses and performed such other investigations and took into account such other matters as deemed appropriate.

  In preparing its opinion, Merrill Lynch relied on the accuracy and completeness of all information supplied or otherwise made available to it by Summit and UJB, and it has not independently verified such information or undertaken an independent evaluation or appraisal of the assets or liabilities of Summit or UJB or any of their subsidiaries, nor has it been furnished any such evaluation or appraisal. Merrill Lynch has also relied upon the managements of Summit and UJB as to the reasonableness and achievability of the financial forecasts (and the assumptions and bases therefor) provided to them. In that regard, they have assumed with UJB's consent that such forecasts, including without limitation, financial forecasts, projected cost savings and operating synergies resulting from the Merger and projections regarding future economic conditions and results of operations reflect the best currently available estimates and judgments of such respective managements as to the future financial performance of Summit and UJB. Merrill Lynch is not an expert in the evaluation of allowances for loan losses, and has not assumed any responsibility for making an independent evaluation of the adequacy of the allowance for loan losses of Summit and UJB nor has Merrill Lynch reviewed any individual credit files.

  In connection with rendering its opinion, Merrill Lynch performed a variety of financial analyses, which are summarized below. Merrill Lynch believes that its analyses must be considered as a whole and that selecting portions of such analyses and the factors considered therein, without considering all factors and analyses, could create an incomplete view of the analyses and the processes underlying Merrill Lynch's opinion. The preparation of a fairness opinion is a complex process involving subjective judgments and is not necessarily susceptible to partial analysis or summary description. In its analyses, Merrill Lynch also took into account its assessment of general economic, market, and financial conditions and its experience in other merger transactions, as well as its experience in securities valuation and its knowledge of the banking industry generally. With respect to the peer group analysis and selected merger transaction analysis summarized below, no public company or transaction utilized as a comparison is identical to UJB or Summit or the Merger, and such analyses necessarily involve complex considerations and judgments concerning the differences in financial and operating characteristics of the companies and transactions, and other factors that could affect the companies concerned. Any estimates contained in Merrill Lynch's analyses are not necessarily indicative of future results or values, which may be significantly more or less favorable than such estimates. Estimates of values of companies do not purport to be appraisals or necessarily reflect the prices at which companies or their securities actually may be sold. None of the analyses performed by Merrill Lynch was assigned a greater significance by Merrill Lynch than any other.

  The following is a summary of selected analyses presented to the UJB Board by Merrill Lynch on September 10, 1995 in connection with its oral opinion.

  Transaction Summary. Merrill Lynch reviewed with the UJB Board the key financial terms of the proposed Merger. Merrill Lynch noted that based on UJB's average closing stock price of $35.50 for the five (5) trading days ended September 8, 1995, the value to Summit was $31.95 per share, representing a 24.08% premium to Summit's September 8, 1995 price of $25.75 and a 30.84% premium to the 30-Day Average price of such shares. Merrill Lynch noted that the $31.95 value per share represented a multiple of 2.41 times Summit's book value per share as of June 30, 1995, a multiple of 2.47 times Summit's tangible book value per share as of June 30, 1995 and a multiple of
15.21 times Summit's latest annualized earnings for the six-months ended
June 30, 1995. Merrill Lynch also noted that the Merger would constitute a tax-free exchange of common stock and would be accounted for as a pooling-of-interests.

  Overview of Summit. Merrill Lynch reviewed with the UJB Board a financial overview of Summit. Merrill Lynch described the key businesses and financial attributes and reviewed with the UJB Board Summit's market share, loan and deposit composition and common stock shareholder profile. Merrill Lynch noted that at June 30, 1995 Summit had total assets of $5.5 billion, loans of $3.4 billion, deposits of $4.5 billion and total stockholders' equity of $467 million and that for the six months ended June 30, 1995, Summit earned $35.2 million, translating into a return on average assets and return on average equity of 1.29% and 15.80% respectively.

  Overview of UJB. Merrill Lynch reviewed with the UJB Board a financial overview of UJB. Merrill Lynch described the key businesses, financial attributes and reviewed with the UJB Board, UJB's market share, loan and deposit composition and common stock shareholder profile. Merrill Lynch noted that at June 30, 1995 UJB had total assets of $15.4 billion, loans of $9.6 billion, deposits on $12.7 billion and total equity of $1.2 billion and that for the six months ended June 30, 1995, UJB earned $80.3 million, translating into a return on average assets and a return on average equity of 1.06% and 14.05%, respectively.

  Pro Forma Merger Analysis. Merrill Lynch analyzed, based upon discussions with senior management of UJB and Summit, certain pro forma effects resulting from the Merger as if consummated on March 31, 1996. This analysis indicated that the transaction (excluding the effects of any restructuring charges) would be modestly accretive to projected earnings per share of UJB Common in 1996 (by approximately 0.18%) and result in an earnings per share increase of approximately 6% in 1997 excluding the impact of an assumed pre-tax restructuring charge at the time of the analysis of $78 million. The analysis further indicated that at the assumed close of the transaction (March 31, 1996) the transaction would result in book value dilution of 13.27% per share of UJB Common and tangible book value dilution of 11.84% per share of UJB Common including the impact of above estimated restructuring charge.

  Contribution Analysis. Merrill Lynch reviewed the contribution made by each of UJB and Summit to various balance sheet items and net income of the combined company at the proposed exchange ratio based on data at June 30, 1995. Based on such information, Merrill Lynch estimated that Summit will contribute approximately 26.16% of the pro forma assets, 31.81% of the pro forma year-to-date net income, 26.27% of the fully diluted common equity, 31.31% of the fully diluted market capitalization, 31.81% of the year to date net income, 29.08% of the 1995 estimated net income and 30.48% of the 1996 estimated net income. Based on the Exchange Ratio, Summit will own 36.05% of the pro forma company.

  Analysis of Selected Bank Merger Transactions. Merrill Lynch reviewed publicly available information regarding 8 bank merger transactions with a value of greater than $500 million which had occurred in the United States since January 1, 1994, which were as follows (identified by acquirer/acquiree): NationsBank Corp./Bank South Corporation; National City Corporation/Integra Financial Corp.; Boatmen's Bancshares, Inc./Fourth Financial Corporation; PNC Bank Corp./Midlantic Corporation; First Union Corporation/First Fidelity Bancorporation; US Bancorp/West One Bancorp; Fleet Financial Group, Inc./Shawmut National Corporation; and Boatmen's Bancshares, Inc./Worthen Banking Corporation. Merrill Lynch calculated the price to market 30 days prior to announcement, price to earnings, price to fully diluted book, price to fully diluted tangible book and the implied deposit premium paid (equal to transaction value minus tangible book value/total deposits) in the contemplated transaction and such selected bank merger transactions. This analysis yielded a range of price to market thirty days prior to announcement multiples of 1.10x to 1.67x with a mean of 1.33x and a median of 1.29x compared to a transaction multiple of 1.24x (using Summit's closing stock price at August 8, 1995), a range of price to earnings multiples of 12.44x to 21.41x with a mean of 14.55x and a median of 15.40x compared to a transaction multiple of 15.51x (using Summit's year-to-date June 30, 1995 annualized earnings per share of $2.06), a range of price to book multiples of 1.78x to 2.42x with a mean of 2.02x and a median of 2.05x compared to a transaction multiple of 2.41x (using Summit's June 30, 1995 fully diluted book value of $13.29), range of price to tangible book multiples of 2.15x to 2.83x with a mean of 2.31x and a median of 2.41x compared to a transaction multiple of 2.47x (using Summit's June 30, 1995 fully diluted tangible book value of $13.04), and a range of implied deposit premiums of 8.45% to 20.71% with a mean of 12.82% and a median of 11.61% compared to a transaction percentage of 14.19% (using Summit's balance sheet data at June 30, 1995).

  Merrill Lynch also reviewed publicly available information regarding 7 bank merger transactions with a value of greater than $100 million which had occurred in the state of New Jersey since January 1, 1993, which were as follows (identified by acquirer/acquiree): PNC Bank Corp./Midlantic Corporation; First Union Corporation/First Fidelity Bancorporation; Meridian Bancorp, Inc./United Counties Bancorporation, National Westminster Bancorp/Central Jersey Bancorp, National Westminster Bancorp/Citizens First Bancorp; Corestates Financial Corp./Constellation Bancorp; and Bank of New York Company, Inc./National Community Banks. Merrill Lynch calculated the price to market 30 days prior to announcement, price to earnings, price to fully diluted book, price to fully diluted tangible book and the implied deposit premium paid (equal to transaction value minus tangible book value/total deposits) in the contemplated transaction and such selected bank merger transactions. This analysis yielded a range of price to market thirty days prior to announcement multiples of 1.18x to 1.59x with a mean of 1.35 and a median of 1.30x compared to a transaction multiple of 1.24x (using Summit's closing stock price at August 8, 1995), a range of price to earnings multiples of 12.21x to 15.17x with a mean of 14.10x and a median of 14.51x compared to a transaction multiple of 15.51x (using Summit's year-to-date June 30, 1995 annualized earnings per share of $2.06), a range of price to book multiples of 1.92x to 2.68x with a mean of 2.23x and a median of 2.14x compared to a transaction multiple of 2.41x (using Summit's June 30, 1995 fully diluted book value of $13.29), range of price to tangible book multiples of 1.92x to 2.71x with a mean of 2.38x and a median of 2.41x compared to a transaction multiple of 2.47x (using Summit's June 30, 1995 fully diluted tangible book value of $13.04), and a range of implied deposit premiums of 7.60% to 15.43% with a mean of 111.62% and a median of 11.12% compared to a transaction percentage of 14.19% (using Summit's balance sheet data at June 30, 1995).

  No company or transaction used in the above analysis as a comparison is identical to UJB, Summit, or the contemplated transaction. Accordingly, an analysis of the results of the foregoing necessarily involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the value of the companies to which they are being compared. Mathematical analysis (such as determining the mean and median) is not, in itself, a meaningful method of using comparable company data.

  Discounted Dividend Analysis. Using a discounted dividend stream analysis, Merrill Lynch estimated the present value of the future streams of after-tax cash flow that Summit (assuming projected cost savings and other merger related benefits), UJB, (on a stand-alone basis), and for the pro forma combined company could produce from 1996-2000 and distribute to shareholders ("dividendable net income"). In this analysis, Merrill Lynch assumed that Summit and UJB performed in accordance with the earnings forecasts provided to Merrill Lynch by Summit's and UJB's respective senior management and projected the maximum dividends that would permit Summit, UJB and the pro forma combined company's tangible common equity to asset ratio to be maintained at a 6.5% level. Merrill Lynch estimated the terminal values for the Summit Common, UJB Common and the pro forma combined company's common at 10.0 and 11.0 times the estimated operating income (defined as net income before intangible amortization) in the year 2000. The dividendable net income streams and terminal values were then discounted to present values using different discount rates ranging from 14% to 16% (based on the Capital Asset Pricing Model). Assuming projected cost savings and other merger related benefits resulting from the Merger as provided to Merrill Lynch by senior management of UJB, with respect to Summit and the pro forma combined company, this discounted dividend stream analysis indicated a reference range of between $31.85 and $36.40 per share of Summit Common and $32.22 and $36.95 per share of the pro forma combined common stock. The discounted dividend stream analysis for UJB on a stand-alone basis (which did not include assumptions made with respect to projected cost savings and other merger related benefits) indicated a reference range of between $30.24 and $34.73 per share of UJB Common. The discounted dividend stream analysis was based on projections, which were based upon many factors and assumptions, many of which are beyond the control of an institution's management. As indicated above, such analysis did not purport to be indicative of actual future results and did not purport to reflect the prices at which shares of common stock may trade before or after the Merger. Merrill Lynch noted that the discounted dividend stream analysis was included because it is a widely used valuation methodology, but noted that the results of Merrill Lynch's methodology are highly dependent upon numerous assumptions that must be made, including earnings growth rates, dividend payout rates, terminal values, and discount rates.

  Summary Comparison of Selected Institutions. Merrill Lynch compared selected balance sheet data, asset quality, capitalization and profitability ratios and market statistics using financial data at or annualized for the six months ended June 30, 1995 for Summit to a group of 7 selected bank holding companies consisting of Citizens Bancorp, Dauphin Deposit Corp., Fulton Financial Corp., Keystone Financial, Mercantile Bankshares, ONBANCorp. Inc., and Valley National Bancorp (the "Summit Peer Group"). This analysis showed that (i) Summit had a ratio of nonperforming assets to total assets of .82% compared to a low of .32%, a mean of .61% and a high of 1.27% for the Summit Peer Group;
(ii) Summit had a ratio of nonperforming loans to loans of .91%, compared to a low of .48%, a mean of .86% and a high of 1.64% for the Summit Peer Group;
(iii) Summit had a ratio of reserves to nonperforming loans of 295.18% compared to a low of 99.36%, a mean of 229.56% and a high of 333.41% for the Summit Peer Group; (iv) Summit had a ratio of reserves to nonperforming assets of 201.53% compared to a low of 68.34%, a mean of 183.81% and a high of 299.76% for the Summit Peer Group; (v) Summit had a ratio of equity to assets of 8.48% compared to a low of 5.89%, a mean of 9.32% and a high of 12.58% for the Summit Peer Group; (vi) Summit had a ratio of tangible equity to assets of 8.33% compared to a low of 5.51%, a mean of 9% and a high of 12.27% for the Summit Peer Group; (vii) Summit had a Tier I Capital ratio of 12.71% compared to a low of 12.88%, a mean of 14.24%, and a high of 18.14% for the Summit Peer Group; (viii) Summit had a total capital ratio of 15.34% compared to a low of 14.13%, a mean of 15.46% and a high of 19.40% for the Summit Peer Group; (ix) Summit had a return on average assets of 1.29% compared with a low of .64%, a mean of 1.21% and a high of 1.66% for the Summit Peer Group; (x) Summit had a return on average equity of 15.78% compared to a low of 10.77%, a mean of 13.15% and a high of 16.9% for the Summit Peer Group; (xi) Summit had a net interest margin of 4.34% compared with a low of 2.58%, a mean of 4.21% and a high of 5.10% for the Summit Peer Group; (xii) Summit had an efficiency ratio of 57.41% compared with a low of 44.64%, a mean of 56.60% and a high of 63.56% for the Summit Peer Group; (xiii) Summit had a price (at September 8, 1995) to six months ended June 30, 1995 annualized earnings per share multiple of 12.5x compared to a low of 11.89x, a mean of 13.36x and a high of 14.22x for the Summit Peer Group; (xiv) Summit had a price to 1995 estimated earnings per share multiple of 12.5x compared to a low of 11.34x, a mean of 12.66x and a high of 13.71x for the Summit Peer Group; (xv) Summit had a price to 1996 estimated earnings per share multiple of 11.24x compared to a low of 10.3x, a mean of 11.7x and a high of 12.55x for the Summit Peer Group; (xvi) Summit had a price to book value multiple of 1.91x compared to a low of 1.32x, a mean of 1.7x and a high of 2.23x for the Summit Peer Group; (xvii) Summit had a price to tangible book value multiple of 1.95x compared to a low of 1.44x, a mean of 1.77x and a high of 2.33x for the Summit Peer Group; and (xviii) Summit had a dividend yield of 3.38% compared to a low of 3.09%, a mean of 3.75% and a high of 4.32% for the Summit Peer Group.

  Merrill Lynch also compared selected balance sheet data, asset quality, capitalization and profitability ratios and market trading statistics using financial data at or for the twelve months ended June 30, 1995 for UJB to a group of 14 selected bank holding companies consisting of AmSouth Bancorp., BayBanks, Crestar Financial Corp., Central Fidelity Banks, Inc., First Empire State Corp, First Security Corp., Firstar Corp., First Tennessee National Corp., Huntington Bancshares, Inc., Meridian Bancorp, Marshall & Ilsley, Old Kent Financial Corp., Regions Financial Corp., and SouthTrust Corp. (the "UJB Peer Group"). This analysis showed that (i) UJB had a ratio of nonperforming assets to total assets of 1.39% compared to a low of .19%, a mean of .54% and a high of .91% for the UJB Peer Group; (ii) UJB had a ratio of nonperforming loans to loans of 1.91%, compared to a low of .22%, a mean of .74% and a high of 1.97% for the UJB Peer Group; (iii) UJB had a ratio of reserves to nonperforming loans of 103.55% compared to a low of 107.76%, a mean of 341.01% and a high of 701.33% for the UJB Peer Group; (iv) UJB had a ratio of reserves to nonperforming assets of 92.54% compared to a low of 144.30%, a mean of 254.79% and a high of 565.87% for the UJB Peer Group; (v) UJB had a ratio of equity to assets of 7.53% compared to a low of 6.59%, a mean of 7.79% and a high of 9.12% for the UJB Peer Group; (vi) UJB had a ratio of tangible equity to assets of 7.26% compared to a low of 5.66%, a mean of 6.96% and a high of 8.63% for the UJB Peer Group; (vii) UJB had a Tier I Capital ratio of 9.82% compared to a low of 7.51%, a mean of 9.79%, and a high of 11.94% for the UJB Peer Group; (viii) UJB had a total capital ratio of 12.62% compared to a low of 10.65%, a mean of 12.52% and a high of 14.23% for the UJB Peer Group; (ix) UJB had a return on average assets of 1.01% compared with a low of .75%, a mean of 1.17% and a high of 1.58% for the UJB Peer Group; (x) UJB had a return on average equity of 13.75% compared to a low of 9.52%, a mean of 14.98% and a high of 19.03% for the UJB Peer Group; (xi) UJB had a net interest margin of 4.71% compared with a low of 3.64%, a mean of 4.41% and a high of 5.12% for the UJB Peer Group; (xii) UJB had an efficiency ratio of 59.34% compared with a low of 55.50%, a mean of 61.89% and a high of 67.00% for the UJB Peer Group;
(xiii) UJB had a price to latest twelve months earnings per share of multiple of 13.27x compared to a low of 11.34x, a mean of 13.28x and a high of 17.71x for the UJB Peer Group; (xiv) UJB had a price to 1995 estimated earnings per share multiple of 12.25x compared to a low of 10.90x, a mean of 11.88x and a high of 13.28x for the UJB Peer Group; (xv) UJB had a price to 1996 estimated earnings per share multiple of 11.06x compared to a low of 9.70x, a mean of 10.69x and a high of 11.99x for the UJB Peer Group; (xvi) UJB had a price to book value multiple of 1.79x compared to a low of 1.62x, a mean of 1.81x and a high of 2.18x for the UJB Peer Group; (xvii) UJB had a price to tangible book value multiple of 1.87x compared to a low of 1.65x, a mean of 2.06x and a high of 2.71x for the UJB Peer Group, and (xviii) UJB had a dividend yield of 3.38% compared to a low of 1.38%, a mean of 3.42% and a high of 4.22% for the UJB Peer Group. Merrill Lynch did not establish any valuation or reference ranges for Summit or UJB from the above comparisons.

  General. In connection with its written opinion and for purposes of its inclusion in this Proxy Statement-Prospectus, Merrill Lynch performed procedures to update, as necessary, certain of the foregoing analyses and reviewed the assumptions on which such analyses were based, and the factors considered in connection therewith. Merrill Lynch did not perform any analyses in addition to those discussed above.

  Merrill Lynch has been retained by UJB as an independent contractor to act as financial advisor to UJB with respect to the Merger and will receive a fee for its services. Merrill Lynch is a nationally recognized investment banking firm and is continually engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, and valuations for estate, corporate and other purposes. UJB selected Merrill Lynch as a financial advisor in connection with the Merger because of its reputation and because Merrill Lynch has substantial experience in transactions such as the Merger.

  In addition to the financial advisory services referred to above, Merrill Lynch has from time to time provided underwriting, financial advisory, and/or brokerage services to UJB and Summit, for all of which Merrill Lynch has received customary compensation, and may provide additional services to the parties in the future. In the ordinary course of business, Merrill Lynch makes a market in UJB Common and Summit Common and trades the debt and equity securities of UJB and Summit for its own account and for the account of its customers and may at any time hold a long or short position in such securities.

  Pursuant to the terms of the Engagement Letter, UJB agreed to pay Merrill Lynch the following fees for its financial advisory services: (i) a fee of $100,000, payable in cash on the date of the Engagement Letter; (ii) an additional fee of $1,400,000, contingent upon and payable in cash upon the execution of the Merger Agreement; and (iii) if, during the period Merrill Lynch is retained by UJB or within two years thereafter, (a) the Merger is consummated or (b) UJB or an affiliate of UJB enters into an agreement with Summit which subsequently results in a merger, a fee of $3,350,000 payable in cash upon the closing of such merger. Any fees previously paid to Merrill Lynch pursuant to clauses (i) and (ii) of this paragraph will be deducted from any fee to which Merrill Lynch is entitled pursuant to clause (iii). While the payment of all or a significant portion of fees related to financial advisory services provided in connection with arm's-length merger and other business combination transactions upon consummation of such transactions, as is the case with the Merger, might be viewed as giving such financial advisors a financial interest in the successful completion of such transactions, such compensation arrangements are standard and customary for transactions of the size and type of the Merger.

  In addition to any fees that may be payable to Merrill Lynch, UJB has agreed to reimburse Merrill Lynch, upon request made from time to time, for its reasonable out-of-pocket expenses incurred in connection with Merrill Lynch's activities under the Engagement Letter, including the reasonable fees and disbursements of its legal counsel. In addition, pursuant to the Engagement Letter, UJB has agreed to indemnify Merrill Lynch against certain liabilities, including liabilities under the federal securities laws.

STOCK OPTION AGREEMENTS

  As an inducement and condition to UJB's willingness to enter into the Merger Agreement, Summit (as issuer) entered into the Summit Stock Option Agreement with UJB (as grantee), and as an inducement and condition to Summit's willingness to enter into the Merger Agreement, UJB (as issuer) entered into the UJB Stock Option Agreement with Summit (as grantee). Pursuant to the Stock Option Agreements, Summit granted the Summit Option to UJB and UJB granted the UJB Option to Summit. The UJB Option is an option to purchase 11,450,000 shares of UJB Common at $36.625 per share, and the Summit Option is an option to purchase 6,730,000 shares of Summit Common at $26.75 per share both exercisable as described below. The purchase of any shares of Summit Common or UJB Common pursuant to the Options is subject to compliance with applicable law.

  For purposes of the following summary of the material provisions of the Stock Option Agreements, the term (i) "Issuer" means UJB with respect to the UJB Stock Option Agreement and Summit with respect to the Summit Stock Option Agreement, and (ii) "Grantee" means Summit with respect to the UJB Stock Option Agreement and UJB with respect to the Summit Stock Option Agreement. The material terms of the UJB Option and the Summit Option (other than the number of shares and exercise price of the Options) are identical.

  Unless Grantee is in breach of any covenant or obligation contained in the Merger Agreement and, if the Merger Agreement has not terminated prior thereto, such breach would entitle Issuer to terminate the Merger Agreement, Grantee may exercise the related Option, in whole or in part, at any time and from time to time following the occurrence of a Purchase Event (as defined below); provided that the related Option will terminate upon the earliest to occur of certain events, including:

    (1) the time immediately prior to the Effective Time;

    (2) termination of the Merger Agreement prior to the occurrence of an Extension Event (as defined below) (other than a termination by Grantee resulting from a volitional breach thereof by Issuer); or

    (3) 15 months after the termination of the Merger Agreement following the occurrence of an Extension Event (as defined below), or the termination of the Merger Agreement by Grantee (unless the breach by Issuer giving rise to such right of termination is non-volitional).

  The term "Extension Event" shall mean the occurrence of certain events without the Grantee's prior written consent, including:

    (1) Issuer, its Board of Directors or any of its subsidiaries taking certain actions (each an "Acquisition Transaction"), including recommending or entering into an agreement with any third party to effect (a) a merger, consolidation or similar transaction involving Issuer or any of its banking subsidiaries, (b) the purchase, lease, or other acquisition of 10 percent or more of the aggregate value of the assets or deposits of Issuer or any of its banking subsidiaries, (c) the purchase or other acquisition of 10 percent or more of the voting power of Issuer or any of its banking subsidiaries or (d) any substantially similar transaction, in each case except as otherwise permitted by the related Stock Option Agreement;

    (2) any third party acquiring beneficial ownership or the right to acquire beneficial ownership of 10 percent or more of the aggregate voting power of Issuer or any of its banking subsidiaries;

    (3) any third party making a bona fide proposal to Issuer or its shareholders, by public announcement or written communication that is or becomes publicly disclosed, to engage in an Acquisition Transaction (including the commencement of a tender offer or exchange offer to purchase 10 percent or more of the aggregate voting power of Issuer or any of its banking subsidiaries);

    (4) after a proposal by a third party to Issuer or its shareholders to engage in an Acquisition Transaction, Issuer breaches any representation or covenant in the Merger Agreement which would entitle Grantee to terminate the Merger Agreement;

    (5) any third party filing an application with any federal or state bank regulatory authority for approval to engage in an Acquisition Transaction;

    (6) failure of the shareholders of Issuer to approve the Merger Agreement or Issuer's Board of Directors shall have withdrawn or modified in a manner adverse to the consummation of the Merger, the recommendation of the Issuer's Board with respect to the Merger Agreement, in each case after an Extension Event; or

    (7) any Purchase Event (as defined below).

  The term "Purchase Event" shall mean either of the following events or transactions:

    (1) any third party acquiring beneficial ownership of 25 percent or more of the aggregate voting power of Issuer or any of its banking subsidiaries, except as otherwise permitted by the related Stock Option Agreement; or

    (2) the occurrence of an Extension Event described in subparagraph (1) above, except that the percentage referred to in clauses (b) and (c) thereof shall be 25 percent.

  Upon the occurrence of certain events set forth in the related Stock Option Agreement, at the election of Grantee, the related Option (or shares issued pursuant to the exercise thereof) must be repurchased by Issuer (the "Repurchase") or converted into, or exchanged for, an option of another corporation or Issuer (the "Substitute Option"). In addition, the related Stock Option Agreement grants certain registration rights ("Registration Rights") to Grantee with respect to the shares represented by the related Option. The terms of such Repurchase, Substitute Option and Registration Rights are set forth in the Stock Option Agreements.

  The Stock Option Agreements and the Options are intended to increase the likelihood that the Merger will be consummated according to the terms set forth in the Merger Agreement, and may be expected to discourage offers by third parties to acquire Summit or UJB prior to the Merger.

  To the knowledge of Summit and UJB, no event giving rise to the right to exercise of either of the Options has occurred as of the date of this Proxy Statement-Prospectus.

  Copies of the Stock Option Agreements are set forth in Appendices D and E to this Proxy Statement- Prospectus, and reference is made thereto for the complete terms of the Stock Option Agreements and the Options. The foregoing discussion is qualified in its entirety by reference to the Stock Option Agreements.

CHARTER AND BY-LAWS OF SURVIVING CORPORATION

  Pursuant to the Merger Agreement, the Certificate of Incorporation of the Surviving Corporation will contain the provisions of the Restated Certificate of Incorporation of UJB as in effect at the Effective Time and two additional provisions, one changing the name of the Surviving Corporation to "Summit Bank Corp." (as discussed at "THE MERGER--Merger of Constituent Corporations and Name of Surviving Corporation") and one creating a new series of preferred stock of the Surviving Corporation to be designated Adjustable Rate Cumulative Preferred Stock, Series C ($25 stated value) having the same relative rights, preferences and limitations as the Summit Adjustable Preferred (as discussed at "THE MERGER--Conversion of Summit Adjustable Preferred"). A Restated Certificate of Incorporation of UJB filed as an attachment to the Certificate of Merger will contain all provisions of, and will constitute, the Restated Certificate of Incorporation of the Surviving Corporation as just described, unless and until duly amended. The By-Laws of UJB as in effect at the Effective Time will be the By-Laws of the Surviving Corporation, unless and until duly amended.

BOARD OF DIRECTORS AND OFFICERS OF SURVIVING CORPORATION

  The Merger Agreement provides that the Board of Directors of the Surviving Corporation will consist of the thirteen members of the Board of Directors of UJB at the Effective Time and six additional members selected by the Summit Board from among those persons serving as directors of Summit both at the time the Merger Agreement is executed and at the Effective Time. The Merger Agreement provides for the six additional members selected from the Summit Board to be allocated evenly among the three classes of directors of UJB's classified Board of Directors, and for the six additional members, subject to director qualification requirements, to be nominated to serve at least one full three-year term following any portion of a term they may serve by virtue of their becoming a UJB director other than at an annual meeting of UJB shareholders (except with respect to Thomas D. Sayles, Jr. who, UJB and Summit have separately agreed, if selected, would serve a term ending at the 1997 annual meeting of shareholders of the Surviving Corporation). UJB has agreed that, prior to the Effective Time, it will not increase above thirteen the number of directorships on the UJB Board, but UJB is permitted to fill any vacancies occurring prior to the Effective Time. The Merger Agreement further provides that Robert G. Cox, Director and President of Summit, will be one of the six nominees to the Board of the Surviving Corporation from the Summit Board.

  The Merger Agreement also provides that the officers of the Surviving Corporation at the Effective Time shall consist of the persons serving as officers of UJB at the Effective Time, except for the office of President which shall be filled by Robert G. Cox, plus such other persons serving as officers of Summit as UJB and Summit shall mutually designate.

REGULATORY APPROVALS

  The Merger is subject to approval by the Federal Reserve Board under the Bank Holding Company of 1956, as amended (the "BHC Act"). The BHC Act provides that the Federal Reserve Board may not approve any transaction (1) that would result in a monopoly, or that would be in furtherance of any combination or conspiracy to monopolize or to attempt to monopolize the business of banking in any part of the United States, or (2) the effect of which in any section of the country may be substantially to lessen competition, or to tend to create a monopoly, or that in any other manner would be in restraint of trade, unless the Federal Reserve Board finds that the anticompetitive effects of the proposed transaction are clearly outweighed in the public interest by the probable effect of the transaction in meeting the convenience and needs of the communities to be served. In conducting its review of any application for approval, the Federal Reserve Board is required to consider the financial and managerial resources and future prospects of the company or companies and the banks concerned, and the convenience and needs of the communities to be served. Under the BHC Act as interpreted by the Federal Reserve Board and the courts, the Federal Reserve Board may deny any application if it determines that the financial or managerial resources of the acquiring bank holding company are inadequate. The acquisition by UJB of 5% or more of Summit's voting stock is subject to the same approval. The BHC Act provides that a transaction approved by the Federal Reserve Board may not be consummated for 30 days after such approval or, if certain conditions are met, a shorter period, but in no event less than 15 calendar days after the date of approval. During such period, the Justice Department may commence legal action challenging the transaction under the antitrust laws. If, however, the Justice Department does not commence legal action during the specified waiting period, it may not challenge the transaction thereafter except in an action commenced under Section 2 of the Sherman Antitrust Act. Satisfactory financial condition, particularly with regard to capital adequacy, and satisfactory Community Reinvestment Act ratings generally are prerequisites to obtaining Federal Reserve Board approval to make acquisitions. All of UJB's subsidiary banks are currently rated "satisfactory" or better under the Community Reinvestment Act.

  Regulations of the Federal Reserve Board under the BHC Act requires notice of an application for approval of a merger between bank holding companies to be published in a newspaper of general circulation and in the Federal Register and that the public have at least 30 days to comment on the application. In the event one or more comments protesting approval of the application are received by the Federal Reserve Board within the time period provided for in the respective notices, the Federal Reserve Board's regulations permit the Federal Reserve Bank having jurisdiction over the applicant, acting on delegated authority from the Federal Reserve Board, to arrange a private meeting between the applicant and the protestors if the Federal Reserve Bank decides a private meeting would be appropriate. In addition, if an applicant or a protestor requests a hearing or if the Federal Reserve Board determines such to be appropriate, the Federal Reserve Board may order that a formal hearing on the application be held or that a proceeding permitting all interested parties to present their views orally before the Federal Reserve Board or its designated representative be conducted. Due to the possibility that a private meeting, public hearing or proceeding providing for oral presentation will be deemed appropriate by the Federal Reserve Board following receipt of a protest, and due additionally to the procedures relating thereto, Federal Reserve Board processing of merger applications receiving one or more protests will generally take longer than the processing of merger applications not receiving such protests, The comment period relating to UJB's application for approval of the Merger expires on or about December 16, 1995. As of the date of this Proxy Statement-Prospectus the Federal Reserve Board has notified UJB that it has received one comment requesting a hearing.

  Based on current precedents, the managements of UJB and Summit anticipate that the Merger will be approved by the Federal Reserve Board and believe it is not likely to be challenged by the Justice Department under the antitrust laws. However, there is no assurance that the Federal Reserve Board or the Justice Department will not challenge the Merger or that any approval by the Federal Reserve Board will not contain conditions unacceptable to UJB or Summit or both. The shareholders of UJB and Summit should be aware that regulatory approvals of the Merger may be based upon different considerations than those that would be important to such shareholders in determining whether or not to approve the Merger. Any such approvals should in no event be construed by a UJB or Summit shareholder as a recommendation by any regulatory agency with respect to the Merger.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

  Directors and executive officers of Summit have interests in the Merger that are in addition to their interests as Summit shareholders. These interests are described in more detail below.

 Indemnification and Insurance

  In the Merger Agreement, UJB has agreed to indemnify and to advance expenses in matters that may be subject to indemnification to persons who served as directors and officers of Summit or any subsidiary of Summit on or before the Effective Time with respect to liabilities and claims (and related expenses) made against them resulting from their service as such prior to the Effective Time in accordance with and subject to the requirements and other provisions of Summit's or UJB's Restated Certificate of Incorporation and By-Laws in effect on the date the Merger Agreement was executed, whichever is more favorable to the particular director or officer, and applicable provisions of law.

  Also in the Merger Agreement, UJB has agreed that for a period of six (6) years after the Effective Time it will use its best efforts to provide to the persons who served as directors or officers of Summit or any subsidiary of Summit on or before the Effective Time insurance against liabilities and claims (and related expenses) made against them resulting from their service as such prior to the Effective Time substantially similar in all material respects to the insurance coverage provided to them in such capacities on the date of execution of the Merger Agreement; provided that in no event is UJB required to expend more than 200% of the amount expended by Summit prior to the execution of the Merger Agreement for such insurance coverage. UJB has agreed to use its best efforts to obtain as much comparable insurance as is available for this amount. Summit must renew any existing insurance or purchase any "discovery period" insurance provided for under existing insurance at UJB's request and expense.

 Directors and Management

  As provided in the Merger Agreement, upon consummation of the Merger, Mr. Cox and five other members of the Summit Board, subject to director qualification requirements, will be nominated to serve on the Board of Directors of the Surviving Corporation for a period of service to include at least one full three-year term, other than with respect to Thomas D. Sayles, Jr. who, UJB and Summit have separately agreed, if selected, would serve a term ending at the 1997 annual meeting of shareholders of the Surviving Corporation. The Merger Agreement also provides that Mr. Cox will be President of the Surviving Corporation and the employment agreement to be entered into between Mr. Cox and UJB provides that Mr. Cox will also be the President of UJBank following consummation of the Merger. See "THE MERGER--Board of Directors and Officers of Surviving Corporation."

 Employment Agreement with Robert G. Cox

  UJB has agreed to enter, on or before the Closing Date, into an employment agreement with Mr. Cox, Director and President of Summit, providing for Mr. Cox to serve, commencing at the Effective Time, as the President of the Surviving Corporation and UJBank, for an initial term of three years; provided, however, on the first and second anniversary dates of the employment agreement, the term of the employment agreement shall be extended automatically for one additional year unless not later than 180 days prior to such anniversary date, either party shall have given written notice to the other of its or his election not to extend the term of the employment agreement. The employment agreement additionally provides for Mr. Cox to receive (i) base salary of not less than $500,000, (ii) an annual bonus at least equal to the highest annual bonus received by him during any of three calendar years preceding the Effective Time, (iii) incentive, savings and retirement plan benefits which in the aggregate are equal to those received by peer executives of UJB, or, if more favorable, the most favorable incentive, savings and retirement plan benefits received by him in the 180 days preceding the Effective Time, (iv) health and welfare plan benefits which in the aggregate are equal to those received by peer executives of UJB, or, if more favorable, the most favorable health and welfare plan benefits received by him in the 180 days preceding the Effective Time, and (v) other customary fringe benefits received by peer executives of UJB, or, if more favorable, the most favorable of the fringe benefits received by him in the 180 days preceding the Effective Time. In the employment agreement Mr. Cox agrees that for a period of one year following any termination of the employment agreement he will not accept employment with any national or state bank or thrift institution or affiliate thereof at a place of employment within 25 miles of any branch location of UJB or any of its subsidiaries.

 Summit Change of Control Agreements

  Summit has entered into change of control agreements with certain executive officers of Summit (Robert G. Cox, John R. Feeney, Dennis S. McChesney, Elwood Bowman II, Stewart McClure, James S. Little and Richard Ranelli) which provide for certain payments and benefits to the executive in the event the executive's employment is terminated following a change of control or a potential change of control as those terms are defined in the agreements (the "Change of Control Events"). These agreements also provide for reimbursement to the executive of a portion of the excise taxes payable (if any) as a result of receipt by an executive of payments and benefits as a result of a termination after a Change of Control Event. The Merger Agreement constitutes a Change of Control Event for purposes of these agreements. If, pursuant to the provisions described above, payments were required to be made to Messrs. Cox, Feeney, McChesney, Little and Bowman (the five most highly compensated Summit executive officers named in Summit's most recent annual meeting proxy statement), the estimated amount of such payments would be $3,382,573, $1,351,317, $1,463,867, $611,093 and $798,697,
respectively. The estimated amount of payments to all the executive officers with change of control agreements as a group would be $8,759,756. Since Mr. Cox will enter into an employment agreement providing for him to serve as the President of the Surviving Corporation and UJBank, he will not be entitled to payments under his change of control agreement as a result of the Merger. However, the employment agreement provides for UJB to assume the obligations of Summit under the change of control agreement between Summit and Mr. Cox.

 Supplemental Retirement Benefits

  Summit maintains a supplemental executive retirement plan ("SERP") for the benefit of certain eligible key officers. The SERP provides a participant benefits that would otherwise be denied a participant by reason of certain Code limitations on qualified plan benefits such as benefits under the qualified, noncontributory pension plan maintained by Summit (the "Summit Retirement Plan"). Messrs. Cox, Feeney and McChesney participate in the SERP which provides, among other things, that an officer who is a participant in the SERP on the date of a change of control and who retires, otherwise terminates employment or dies prior to reaching age 65, will have benefits to which the participant is entitled under the Summit Retirement Plan determined without respect to any plan limits and as if the participant had remained employed until age 65 and had continued to accrue years of service until such date. The estimated present value of benefits payable to Messrs. Cox, Feeney and McChesney under the SERP attributable to a change of control would be $116,414, $167,121 and $265,966, respectively.

 Summit Stock Award Plans.

  As described under "THE MERGER--Conversion of Stock Award Plan Options," Original Award Plan Options outstanding at the Effective Time will be automatically converted into New Award Plan Options, subject to the terms of the particular Summit Stock Award Plan and stock option agreement pursuant to which the Original Award Plan Option was granted. The number of shares covered by the New Award Plan Options and the exercise price thereof will be set by reference to the number of shares covered by and the exercise price of the Original Award Plan Option, adjusted in accordance with the Exchange Ratio. The Merger Agreement provides that holders of New Award Plan Options, in lieu of exercising the New Award Plan Option as a stock option, may instead receive the aggregate difference between the exercise price of the New Award Plan Option and the market price of UJB Common at the time of exercise in shares of UJB Common.

  The following table sets forth certain information relating to Original Award Plan Options held by Messrs. Cox, Feeney, McChesney, Bowman and Little and all directors and executive officers of Summit as a group as follows: (i) the number of Original Award Plan Options held by such persons; (ii) the number of Original Award Plan Options held by such persons that are currently exercisable; (iii) the number of Original Award Plan Options held by such persons that will become exercisable in connection with the Merger; (iv) the weighted average exercise price for currently exercisable Original Award Plan Options; (v) the weighted average exercise price for Original Award Plan Options that will become exercisable in connection with the Merger; and (vi) the aggregate value of the Original Award Plan Options based upon the per share value (i.e., stock price less option exercise price) of Summit Common on December 6, 1995 of $29.375.

                                                                                   WEIGHTED AVG.
                                                  OPTIONS       WEIGHTED AVG.    EXERCISE PRICE OF
                                    OPTIONS     EXERCISABLE   EXERCISE PRICE OF OPTIONS EXERCISABLE AGGREGATE
                          OPTIONS  CURRENTLY   IN CONNECTION  OPTIONS CURRENTLY IN CONNECTION WITH   VALUE OF
                           HELD   EXERCISABLE WITH THE MERGER    EXERCISABLE        THE MERGER       OPTIONS
                          ------- ----------- --------------- ----------------- ------------------- ----------
Robert G. Cox...........  173,839   104,339        69,500          $15.14             $19.04        $2,203,548
John R. Feeney..........   67,716    41,466        26,250           17.45              18.93           768,663
Dennis S. McChesney.....   63,816    37,566        26,250           17.29              18.93           728,116
James S. Little.........   34,000    18,700        15,300           15.76              19.07           412,267
Elwood L. Bowman II.....   47,094    29,694        17,400           17.17              19.01           542,766
Directors & Executive
 Officers as a Group (22
 Persons in Total)......  665,467   422,577       242,890                                            8,094,785

  The following table sets forth certain information regarding the number of shares (rounded to the lowest near whole share) and value (rounded) thereof (based on the closing sale price of UJB Common on December 6, 1995 of $33.50) of UJB Common issuable to Messrs. Cox, Fenney, McChesney, Bowman and Little and all directors and executive officers as a group, upon exercise of their New Award Plan Options as stock appreciation rights.

                                                                                          NUMBER OF UJB
                                                                                          SHARES TO BE
                                   WEIGHTED AVG.               WEIGHTED AVG.   VALUE OF   RECEIVED UPON
                          ORIGINAL EXERCISE PRICE  NEW AWARD     EXERCISE     NEW AWARD    EXERCISE OF
                           AWARD    OF ORIGINAL   PLAN OPTIONS PRICE OF NEW  PLAN OPTIONS   NEW AWARD
                            PLAN     AWARD PLAN       UPON      AWARD PLAN    EXCERCISED  PLAN OPTIONS
                          OPTIONS     OPTIONS      CONVERSION     OPTIONS      AS SARS       AS SARS
                          -------- -------------- ------------ ------------- ------------ -------------
Robert G. Cox...........  173,839      $16.70       156,455       $18.56      $2,337,438      66,774
John R. Feeney..........   67,716       18.02        60,944        20.03         820,916      24,504
Dennis S. McChesney.....   63,816       17.96        57,434        19.96         777,656      23,213
James S. Little.........   34,000       17.25        30,600        19.17         438,498      13,089
Elwood L. Bowman II.....   47,094       17.85        42,384        19.83         579,389      17,295
Directors & Executive
 Officers as a Group (22
 Persons in Total)......  665,467       17.21       598,918        19.12       8,608,928     257,012

  The vesting of certain restricted stock awards and performance share units granted under the Summit Stock Award Plans will be accelerated in connection with the Merger. Restricted stock awards and performance share units with respect to shares of Summit Common of 48,700; 25,650; 22,350; 13,400; and 16,250 shares for Messrs. Cox, Feeney, McChesney, Little and Bowman, respectively, will vest in connection with the Merger.

 Summit Severance Pay Policy

  The Merger Agreement provides that any employee of Summit whose employment is terminated during the one-year period commencing with the Effective Time shall be entitled to benefits under the Summit Severance Pay Policy. Benefits provided under the Summit Severance Pay Policy include outplacement assistance or counseling for terminated officers and employees, a period of bridge pay for officers to conduct a job search for up to four months and severance pay based on years of service. Each terminated employee is entitled to a minimum severance pay equal to four weeks' base salary up to a maximum of 52 week's base salary for 25 or more years of service. However, by its terms, the Summit Severance Pay Policy excludes from its coverage those individuals who have entered into change of control agreements.

THE MERGER AGREEMENT

 Amendment

  Summit and UJB may jointly amend the Merger Agreement at any time; provided, however, that, after the Summit Special Meeting, no amendment may reduce the amount, or change the forms, of consideration to be received by Summit's shareholders unless such modification is submitted to a vote of the Summit shareholders or increase the amount of consideration to be paid by UJB unless such modification is submitted to a vote of the shareholders of UJB.

 Covenants

  Summit

  Pursuant to the Merger Agreement, Summit has covenanted, among other things, that, until termination of the Merger Agreement, Summit will advise UJB of any material adverse change in Summit's business and certain other circumstances, and the business of Summit and its subsidiaries will be carried on diligently and substantially in the same manner as prior to the execution of the Merger Agreement. Furthermore, until termination of the Merger Agreement, without the prior written consent of UJB, Summit will refrain from taking certain other actions, including certain actions relating to changes in its capital stock, the incurrence of liabilities and the issuance of capital stock.

  Summit also has agreed that, until termination of the Merger Agreement or the Effective Time neither Summit nor any of its subsidiaries nor any of the officers or director of Summit or its subsidiaries shall, and that Summit shall direct and use its best efforts to cause its employees, agents and representatives (including investment bankers, brokers, financial or investment advisors, attorneys or accountants retained by Summit or any of its subsidiaries) not to (i) initiate, solicit or encourage, directly or indirectly, any inquiries or the making of any proposal or offer (including any proposal, tender offer or exchange offer, consolidation, business combination, takeover or similar transactions other than the Merger involving, or any purchase of all or any significant portion of the assets or any equity securities of, Summit or any of its subsidiaries ("Acquisition Proposal") or
(ii) except to the extent legally required for the discharge by the Summit Board of its fiduciary duties, as advised by written opinion of counsel furnished to UJB, engage in any negotiations concerning, or provide any confidential information or data to, or have any discussions with, or enter into any agreement or agreement in principle with any person relating to as an Acquisition Proposal, or otherwise facilitate any effort or attempt to make or implement an Acquisition Proposal. In addition, Summit agreed to notify UJB by telephone to its chief executive officer or general counsel promptly upon receipt of any inquiry with respect to a proposed Acquisition Proposal with another person or receipt of a request for information from any governmental or regulatory authority with respect to a proposed acquisition of Summit or any of its subsidiaries or assets by another party, and to immediately deliver by facsimile transmission to such UJB officer a copy of any document relating thereto promptly after any such document is received by Summit. In order to ensure that Summit shareholders would be paid at least one but no more than one dividend in the calendar quarter in which the Merger is consummated, Summit agreed in the Merger Agreement to coordinate with UJB the declaration of any dividends and the setting of any record or payment dates.

  UJB

  Pursuant to the Merger Agreement, UJB has covenanted, among other things, that until termination of the Merger Agreement UJB will advise Summit of any material adverse change in UJB's business and certain other circumstances, and will use its best efforts to preserve its business organization intact and its relationship with customers and others having business dealings with it.

  UJB has also agreed (i) to merge Summit Bank, the wholly-owned, New Jersey chartered bank subsidiary of Summit, with and into UJBank under the name "Summit Bank" as soon as reasonably practicable following the Effective Time,
(ii) that Summit may amend the Summit Profit Sharing Plan to provide for immediate vesting of unvested benefits if in the written opinion of Summit's and UJB's independent accounting firm such amendment is consistent with accounting for the Merger as a pooling-of-interests, (iii) that it will provide benefits under Summits's severance pay policy to Summit employees who are terminated during the one-year period following the Effective Date, and
(iv) that it will permit Summit employees who become UJB Employees following the Effective Time to participate in pension, savings, and health and welfare plans of UJB to the extent maintained by UJB unless a comparable plan of Summit is retained.

 Conditions to the Merger; Termination

  The obligations of both parties to consummate the Merger are subject to the satisfaction of certain conditions including, among other things: (1) approval of the Merger Agreement by the requisite vote of the holders of UJB Common and Summit Common; (2) receipt of all required regulatory approvals by UJB and Summit without such approvals containing restrictions or limitations, which, in the reasonable opinion of UJB or Summit, would materially adversely affect the financial condition of UJB following the consummation of the Merger; (3) UJB's receipt of an opinion from Thompson & Mitchell and Summit's receipt of an opinion from Sullivan & Cromwell both as to certain federal income tax consequences of the Merger; (4) receipt of a letter from KPMG Peat Marwick LLP to the effect that the Merger will qualify for pooling-of-interests accounting treatment; (5) the UJB Common and the UJB Series C Preferred to be issued in the Merger having been approved for listing on the NYSE, subject to official notice of issuance; (6) neither party is party to any agreement or memorandum of understanding nor is subject to any order, directive or, supervisory letter from, any governmental or regulatory authority which restricts materially the conduct of its respective business or has a material adverse affect upon the Merger or upon the financial condition of the respective parties or their banking subsidiaries, and neither party has been advised that any such authority is contemplating issuing or requesting, or considering the appropriateness of issuing or requesting, any of the foregoing; (7) UJB and Mr. Cox executing Mr. Cox's employment agreement; and (8) other customary conditions described in the Merger Agreement. Any of such conditions may be waived by the party for whose benefit the condition was included. However, the Merger will not be consummated without the receipt of all required regulatory approvals and the pooling letter from KPMG Peat Marwick LLP.

  Either party may terminate the Merger Agreement if (1) the other party's shareholders fail to approve the Merger Agreement by the requisite vote, (2) the other party materially breaches a warranty, representation or covenant and such breach is not cured or capable of being cured within 30 days of the giving of written notice thereof, (3) on the closing date, all the conditions precedent to such party's obligation to close are not met, or (4) the Merger has not been closed by August 31, 1996 unless the failure of such occurrence is due solely to the failure of the party seeking to terminate the Merger Agreement to perform or observe its agreements set forth in the Merger Agreement required to be performed or observed by such party on or before the closing date. In addition, the parties may terminate the Merger Agreement at any time by mutual agreement.

 Expenses

  In the event that the Merger Agreement is terminated by either party, each party shall be mutually released and discharged from liability to the other party or to any third party hereunder, and no party shall be liable to any other party for any costs or expenses incurred in connection with the Merger Agreement, except that the expenses incurred in connection with the printing of this Proxy Statement-Prospectus and the Registration Statement and the filing fees with the Commission and the NYSE shall be borne equally by Summit and UJB; provided, however, that in the event of a termination, a breaching party will not be relieved from liability for any uncured willful breach of the Merger Agreement which gave rise to such termination. Notwithstanding any termination of the Merger Agreement, each party will indemnify and hold the other party harmless from and against any claim by any broker or finder asserting a right to brokerage commissions or finders' fees as a result of any action allegedly taken by or understanding allegedly reached with such party. Except as provided otherwise in the event of termination of the Merger Agreement, Summit and its subsidiaries will bear their own expenses incident to preparing, entering into and carrying out the Merger Agreement and to consummating the Merger; provided, however, that UJB will pay all printing and mailing expenses and filing fees associated with the Registration Statement relating to this Proxy Statement-Prospectus, this Proxy Statement-Prospectus and regulatory applications.

NO DISSENTERS' RIGHTS

  Under applicable New Jersey law, no dissenters' rights of appraisal are available to holders of either UJB Stock or Summit Stock in connection with the Merger.

NEW YORK STOCK EXCHANGE LISTING

  UJB has agreed in the Merger Agreement to use its best efforts to cause the shares of UJB Common to be issued in the Merger to be listed on the NYSE. Listing of such shares of UJB Common on the NYSE (subject to official notice of issuance) is a condition to the consummation of the Merger.

ACCOUNTING TREATMENT

  It is anticipated that the Merger, when consummated, will be accounted for as a pooling-of-interests, and it is a condition of closing the Merger that the parties receive a letter from KPMG Peat Marwick LLP, independent auditors for UJB and Summit, to the effect that the Merger qualifies for such accounting treatment. Under this method of accounting, the historical book values of the assets, liabilities and shareholders' equity of Summit, as reported on its Consolidated Balance Sheet, will be carried over onto the Consolidated Balance Sheet of UJB and no goodwill or other intangible assets will be created. UJB will include on its Consolidated Statement of Income the consolidated results of operations of Summit for the entire fiscal year in which the consummation of the Merger occurs and will combine and restate its results of operations for prior periods to include the reported consolidated results of operations of Summit for prior periods.

CERTAIN FEDERAL INCOME TAX CONSEQUENCES

  The following discussion is a summary of the material federal income tax consequences of the Merger to certain Summit shareholders and does not purport to be a complete analysis or listing of all potential tax considerations or consequences relevant to a decision whether to vote for the approval of the Merger. With respect to the federal income tax consequences to Summit shareholders, the discussion does not address all aspects of federal income taxation that may be applicable to Summit shareholders and does not address the consequences of the Merger to shareholders of Summit subject to special federal income tax treatment including, without limitation, foreign persons, tax-exempt entities, retirement plans, dealers in securities, and persons who acquired their Summit Common pursuant to the exercise of employee stock options or otherwise as compensation. Each Summit shareholder's individual circumstances may affect the tax consequences of the Merger to such shareholder. In addition, no information is provided herein with respect to the consequences under state, local or foreign tax laws, or under any federal tax laws other than those pertaining to the federal income tax. CONSEQUENTLY, EACH SUMMIT SHAREHOLDER IS URGED TO CONSULT SUCH SHAREHOLDER'S OWN TAX ADVISOR TO DETERMINE THE SPECIFIC TAX CONSEQUENCES OF THE MERGER TO SUCH SHAREHOLDER.

  UJB has received an opinion from Thompson & Mitchell, special counsel to UJB, and Summit has received an opinion from Sullivan & Cromwell, special counsel to Summit (collectively, the "Opinions"), each to the effect that, assuming the Merger occurs in accordance with the Merger Agreement and the accuracy of certain representations made by UJB and Summit, for U.S. federal income tax purposes the Merger will constitute a "reorganization" within the meaning of Section 368(a)(1) of the Code. In addition, the Opinion received by Summit addresses the following federal income tax consequences of the Merger to Summit shareholders:

    (1) except with respect to Cash in Lieu Amounts received in respect of fractional share interests, holders of Summit Common who receive solely the Common Stock Merger Consideration in the Merger will not recognize gain or loss for federal income tax purposes;

    (2) holders of Summit Adjustable Preferred who receive solely UJB Series C Preferred in the Merger will not recognize gain or loss for federal income tax purposes;

    (3) the basis of UJB Common received in the Merger (including any fractional share for which cash is received) will equal the basis of the Summit Common for which it is exchanged;

    (4) the basis of UJB Series C Preferred received in the Merger will equal the basis of the Summit Adjustable Preferred for which it is exchanged;

    (5) the holding period of UJB Common received in the Merger (including any fractional share for which cash is received) will include the holding period of the Summit Common for which it is exchanged, assuming that such Summit Common is a capital asset in the hands of the holder thereof at the Effective Time; and

    (6) the holding period of UJB Series C Preferred received in the Merger will include the holding period of the Summit Adjustable Preferred for which it is exchanged, assuming that such Summit Adjustable Preferred is a capital asset in the hands of the holder thereof at the Effective Time.

  The receipt of the Opinions again as of the date of the closing of the Merger is a condition to the consummation of the Merger, unless waived by the party entitled to receive such opinion.

  The Opinions are subject to the conditions and assumptions stated therein and rely upon various representations made by UJB and Summit. In addition, the Opinions are based on the Code, regulations proposed or promulgated thereunder, and administrative interpretations and judicial precedents relating thereto, all of which are subject to change. Any such change, which may or may not be retroactive, could alter the tax consequences discussed herein. An opinion of counsel, unlike a private letter ruling from the Internal Revenue Service, has no binding effect on the Internal Revenue Service. The Internal Revenue Service could take a position contrary to the Opinions and, if the matter were litigated, a court may reach a decision contrary to the Opinions. Neither UJB nor Summit has requested a ruling from the Internal Revenue Service as to the federal income tax consequences of the Merger, and the Internal Revenue Service is not expected to issue such a ruling.

  THE FOREGOING IS A SUMMARY OF THE MATERIAL FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER TO CERTAIN SUMMIT SHAREHOLDERS AND DOES NOT TAKE INTO ACCOUNT THE PARTICULAR FACTS AND CIRCUMSTANCES OF EACH SUMMIT SHAREHOLDER'S TAX STATUS AND ATTRIBUTES. AS A RESULT, THE FEDERAL INCOME TAX CONSEQUENCES ADDRESSED IN THE FOREGOING DISCUSSION MAY NOT APPLY TO EACH SUMMIT SHAREHOLDER. AS EACH SHAREHOLDER'S INDIVIDUAL CIRCUMSTANCES MAY AFFECT THE TAX CONSEQUENCES OF THE MERGER TO SUCH SHAREHOLDER, EACH SUMMIT SHAREHOLDER SHOULD CONSULT SUCH SHAREHOLDER'S OWN TAX ADVISOR REGARDING THE SPECIFIC TAX CONSEQUENCES OF THE MERGER TO SUCH SHAREHOLDER, INCLUDING THE APPLICATION AND EFFECT OF FEDERAL, STATE, LOCAL AND OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN FEDERAL AND OTHER TAX LAWS.

RESALES OF UJB STOCK

  The shares of UJB Common and UJB Series C Preferred into which shares of Summit Common and Summit Adjustable Preferred are converted on the Effective Date will be freely transferable under the Securities Act except for shares issued to any shareholder who may be deemed to be an "affiliate" of Summit for purposes of Rule 145 under the Securities Act as of the date of the Summit Special Meeting. Affiliates may not sell their shares of UJB Common and UJB Series C Preferred acquired in connection with the Merger except pursuant to an effective registration statement under the Securities Act covering such shares or in compliance with Rule 145 under the Securities Act or another applicable exemption from the registration requirements of the Securities Act. Persons who may be deemed to be affiliates of Summit generally include individuals or entities that control, are controlled by or are under common control with Summit and may include certain officers and directors of Summit as well as principal shareholders of Summit.

  UJB and Summit agreed in the Merger Agreement to cause each director, executive officer and other person who is an affiliate of UJB or Summit to enter into an agreement with UJB providing that such persons agree to be bound by the rules which permit the Merger to be treated as a pooling-of-interests for accounting purposes, and in the case of the Summit affiliates, agreeing to be bound by the restrictions of Rule 145. See "THE MERGER--Accounting Treatment." The rules regarding pooling-of-interests accounting treatment includes restrictions on sales or other dispositions of UJB Common or Summit Common by affiliates of either UJB or Summit during the period commencing 30 days prior to the Merger and ending at the time of the publication of financial results covering at least 30 days of combined operations of UJB and Summit.

DIFFERENCES IN SHAREHOLDERS' RIGHTS

  Because UJB and Summit are both New Jersey business corporations, any differences in rights of holders of their respective stocks are due to differences in the restated certificates of incorporation and by-laws of the two companies. Certain of the rights of Summit shareholders described below that are contained in the Restated Certificate of Incorporation or Bylaws of Summit, and that are not contained in the Restated Certificate of Incorporation or By-Laws of UJB, are deemed to have an anti-takeover effect and will not be available to Summit shareholders as UJB shareholders; however, certain rights provided for by the Restated Certificate of Incorporation or By-Laws of UJB are also deemed to have an anti-takeover effect and will be available to Summit shareholders but only after becoming UJB shareholders. The following is a summary explanation of the material differences between the rights of shareholders of Summit and the rights of shareholders of UJB. This summary is qualified in its entirety by reference to the governing documents of Summit and UJB referred to above.

 Classified Board and Related Provisions.

  SUMMIT. Summit's Restated Certificate of Incorporation and Bylaws provide for a classified Board by dividing the Board into three classes of approximately equal size, with each class of directors serving a staggered term of three years.

  UJB. The Restated Certificate of Incorporation of UJB divides the UJB Board into three classes, with each class of directors serving a staggered term of three years. Each class of directors must consist, as nearly as possible, of one third of the number of directors constituting the entire UJB Board. Presently there are four directors in Class I, five directors in Class II and four directors in Class III.

 Meetings and Consents

  SUMMIT. Summit's Bylaws provide that a special meeting of shareholders may be called for any purpose, at any time, by the Chairman, the President or the Board, and shall be called by the President upon the written report of shareholders holding 10% or more of Summit's outstanding shares of capital stock eligible to vote at a shareholders' meeting.

  UJB. The Restated Certificate of Incorporation of UJB requires that all actions by the shareholders of UJB be taken at a duly called annual or special meeting of UJB's shareholders or by the unanimous, but not less than unanimous, written consent of the shareholders. An additional provision in the Restated Certificate of Incorporation of UJB provides that the affirmative vote of the holders of 80% or more of the combined voting shares of UJB, voting as a single class, is required to amend, alter, repeal or take any action inconsistent with this requirement.

 Shareholder Rights Plans

  SUMMIT. Summit's shareholder rights plan ("Summit Rights Plan") provides that automatically attached to each share of Summit Common is one right (a "Summit Right") which, when exercisable, entitles the holder of the Summit Right to purchase one-hundredth of a share of Series B Junior Participating Preferred Stock at a purchase price of $70, subject to adjustment. In certain events (such as a person or group acquiring or announcing an intent to acquire 15% or more of the Summit Common, or the Summit Board determining that 10% or more of the Summit Common has been acquired by an "Adverse Person", as defined in the Summit Rights Plan), holders of the Summit Rights are entitled to purchase Summit Common or common stock in a surviving corporation with a market value of two times the exercise purchase price, as defined in the Summit Rights Plan. Accordingly, exercise of the Summit Rights may cause substantial dilution to a person that attempts to acquire Summit and may have certain antitakeover effects. For a further discussion of the Summit Rights Plan, see "DESCRIPTION OF SUMMIT CAPITAL STOCK--Shareholder Rights Plan."

  UJB. UJB has in effect a shareholder rights plan similar to the Summit Rights Plan pursuant to which holders of shares of UJB Common possess one preferred stock purchase right for each share of UJB Common held by them. Each preferred stock purchase right entitles the holder to buy, as of the close of business on the tenth day following the occurrence of certain takeover-related events, one-hundredth of a share of a new series of Preferred Stock, designated the Series R Preferred Stock, at $90 per one-hundredth share, with full shares having rights per share equal to 100 times the rights of UJB Common with respect to voting, dividends and distributions upon liquidation or merger as well as entitling the holder to an additional preferential dividend. Upon the occurrence of certain subsequently occurring events, holders of the preferred stock purchase rights become entitled to purchase either shares of the Series R Preferred Stock of UJB (if not already purchased) or a number of shares of the "acquiring person" (as defined in the rights plan) equal in market value to twice the exercise price of the preferred stock purchase right. The UJB Board has the power to redeem the preferred stock purchase rights at any time but, after the preferred stock purchase rights become exercisable, it may do so only upon the majority vote of non-management directors in connection with a business combination it has approved. For a further description of UJB's shareholder rights plan, see "DESCRIPTION OF UJB CAPITAL STOCK--Shareholder Rights Plan."

 Nominations to the Board, Shareholder Proposals and Conduct of Meetings

  SUMMIT. The Bylaws of Summit provide that the Summit Board may make such rules or regulations for the conduct of meetings of Summit shareholders as the Summit Board deems necessary, appropriate or convenient. Subject to such rules or regulations made by the Summit Board, the chairman of a meeting of Summit shareholders has the right and authority to prescribe such rules, regulations and procedures and to do all acts, in the judgment of such chairman, as are necessary, appropriate or convenient for the proper conduct of the meeting of Summit shareholders. The Bylaws of Summit further provide that no matter (other than certain procedural matters) shall be properly before the meeting of Summit shareholders for consideration unless such matter shall have been identified in the notice of meeting given by or at the direction or the Summit Board. In the case of any matter proposed by any Summit shareholder for consideration at a meeting of Summit shareholders, timely written notice of the same must be given to the Secretary of Summit in accordance with the Summit Bylaws.

  UJB. The By-Laws of UJB contain provisions that empower the UJB Board to adopt rules, regulations and procedures governing meetings of UJB shareholders and empower the chairman of a meeting of UJB shareholders, subject to the rules and regulations adopted by the UJB Board, to adopt such rules, regulations and procedures and to take such acts that the chairman deems necessary, appropriate or convenient for the proper conduct of a shareholder meeting. The UJB By-Laws also contain provisions that (1) establish rules governing nominations for director and shareholder proposals made at annual meetings of shareholders and, in general, empower the chairman of an annual meeting to disallow nominations and shareholder proposals that are not made at least 80 days in advance of the particular meeting or that otherwise fail to comply with the requirements of the By-Laws and (2) establish rules governing nominations for directors made at special meetings of shareholders and empower the chairman of a special meeting to disallow nominations that are not made at least 70 days prior to such special meeting or the 10th day following the day on which public announcement of such special meeting is first made or that otherwise fail to comply with the requirements of the By-Laws.

 Authorized Shares

  SUMMIT. Summit has authorized 50,000,000 shares of Summit Common and 12,000,000 shares of Preferred Stock, no par value, issuable in one or more series and with such terms as the Summit Board determines. As of September 30, 1995, there were 33,897,869 shares of Summit Common, and 504,481 shares of Summit Adjustable Preferred outstanding. The Summit Board is authorized by Summit's Restated Certificate of Incorporation, as amended, to issue shares of Summit Preferred Stock in series and classes and to fix, from time to time, the number of shares to be included in any class and series and the par value, dividend rights, voting rights, redemption rights, designation, relative rights, preferences and limitations, and all other characteristics and rights of the shares of each class and series.

  UJB. The Restated Certificate of Incorporation of UJB authorizes the issuance of 130,000,000 shares of UJB Common and 4,000,000 shares of preferred stock, no par value. As of September 30, 1995, there were 57,581,872 shares of UJB Common and 600,166 shares of the Adjustable Rate Cumulative Preferred Stock of UJB, Series B ($50 stated value) ("UJB Series B Preferred") outstanding and 600,000 shares of UJB Series R Preferred reserved in UJB's Restated Certificate of Incorporation for issuance under the shareholder rights plan of UJB. The Restated Certificate of Incorporation of UJB and the New Jersey Corporation Act authorize the UJB Board to amend the Restated Certificate of Incorporation without shareholder concurrence to divide the authorized shares of preferred stock into series, to determine the designations and the number of shares of any such series, and to determine the relative voting, dividend, conversion, redemption, liquidation and other rights, preferences and limitations of the authorized shares of preferred stock.

 Voting

  SUMMIT. The affirmative vote of a plurality of votes cast by the shares entitled to vote at a meeting at which a quorum is present is required to elect directors. Summit's Restated Certificate of Incorporation also provides that no merger or consolidation or similar transaction involving Summit may be effected without the approval of voting securities representing at least two-thirds of the votes entitled to be cast (excluding shares owned by 5% shareholders and their affiliates) unless the Board has previously approved the transaction or unless certain fair price tests, meant to ensure equal price treatment for all shareholders, are met. The effect of this provision, together with the provisions for the classified Board of Directors and Summit Rights Plan, may make it difficult for any person to acquire control of Summit and remove management by means of a hostile takeover.

  UJB. By virtue of the New Jersey Corporation Act, the affirmative vote of a plurality of the votes cast by shares entitled to vote at a meeting at which a quorum is present is also required to elect UJB directors. In addition, the Restated Certificate of Incorporation of UJB requires that resolutions increasing the number of directors be approved by 80% of, as the case may be, directors holding office or shares of capital stock of UJB entitled to vote generally in the election of directors, voting as a single class. The Restated Certificate of Incorporation of UJB further provides that the affirmative vote of the holders of 80% or more of the combined voting shares of UJB, voting as a single class, is required to amend, repeal or take any action inconsistent with the classified board of directors or the requirement for an 80% affirmative vote to approve any increase in the number of directors. Similar to the Summit voting provisions discussed above, the effect of these provisions is to make it difficult for persons other than those negotiating directly with the UJB Board to acquire seats on the UJB Board and obtain control of UJB.

 Indemnification; Limitation of Liability

  SUMMIT. Article X of Summit's Bylaws provides that Summit shall indemnify each director, officer or employee to the full extent permitted by law. Summit may, in a specific case, indemnify any other corporate agent to any extent permitted by law. Summit's Restated Certificate of Incorporation provides that no director or officer of Summit shall be personally liable to Summit or its shareholders for damages for breach of any duty owed to Summit or its shareholders, except that such provisions shall not relieve a director or officer from liability for any breach of duty based upon an act or omission:
(i) in breach of such person's duty of loyalty to Summit or its shareholders;
(ii) not in good faith or involving a knowing violation of law; or (iii) resulting in receipt by such person of an improper personal benefit.

  UJB. Section 5 of UJB's By-Laws provides that corporate agents of UJB shall be indemnified and held harmless by UJB to the fullest extent authorized by the laws of the State of New Jersey against expenses and liabilities arising in connection with actions performed by the corporate agent on behalf of UJB. UJB's Restated Certificate of Incorporation contains provisions substantially similar to those in Summit's Restated Certificate of Incorporation respecting the personal liability of directors.

                              UJB FINANCIAL CORP.

DESCRIPTION OF BUSINESS

  UJB commenced operations as a New Jersey corporation on October 1, 1970. As a bank holding company registered under the BHC Act, UJB owns two bank subsidiaries and eight active non-bank subsidiaries. At September 30, 1995, UJB had total consolidated assets of $15.5 billion on the basis of which it ranked as the third largest New Jersey bank holding company.

  The bank subsidiaries engage in a general banking business. UJBank is UJB's largest bank subsidiary, accounting for approximately 82.3% of UJB's total consolidated assets at September 30, 1995. UJB's non-bank subsidiaries engage primarily in discount brokerage, venture capital investment, commercial finance lending, lease financing, and reinsuring credit life and disability insurance policies related to consumer loans made by the bank subsidiaries.

  The bank subsidiaries operated 290 banking offices located in major trade centers and suburban areas in New Jersey and Pennsylvania as of September 30, 1995. The following table lists, as of September 30, 1995, each bank subsidiary, the location in New Jersey or Pennsylvania of its principal office, the number of its banking offices and, in thousands of dollars, its total assets and deposits. Both the New Jersey and Pennsylvania subsidiaries are state banks, however only the New Jersey bank is a member of the Federal Reserve System.

                                    LOCATION    NO. OF
                                  OF PRINCIPAL  BANKING    TOTAL       TOTAL
                                    OFFICES     OFFICES  ASSETS(1)  DEPOSITS(1)
                                 -------------- ------- ----------- -----------
United Jersey Bank.............. Hackensack, NJ   217   $12,789,672 $10,779,818
First Valley Bank....... ....... Bethlehem, PA     73     2,736,505   2,089,542

--------
(1) Not adjusted to exclude interbank deposits or other transactions among the subsidiaries.

  UJB is a legal entity separate and distinct from its subsidiaries. There are various legal limitations on the extent to which a bank subsidiary may finance or otherwise supply funds to UJB or its non-bank subsidiaries. Under federal law, no bank subsidiary may, subject to certain limited exceptions, make loans or extensions of credit to, or investments in the securities of, UJB or its non-bank subsidiaries or take their securities as collateral for loans to any borrower. Each bank subsidiary is also subject to collateral security requirements for any loans or extensions of credit permitted by such exceptions. In addition, certain bank regulatory limitations exist on the availability of subsidiary bank undistributed net assets for the payment of dividends to UJB without the prior approval of the bank regulatory authorities. The Federal Reserve Act, which affects UJBank, restricts the payment of dividends in any calendar year to the net profit of the current year combined with retained net profits of the preceding two years. Both of UJB's subsidiary banks, as state-chartered banks, may each declare a dividend only if, after payment thereof, its capital would be unimpaired and its remaining surplus would equal 50 percent of its capital (New Jersey) or 100 percent of its capital (Pennsylvania). At September 30, 1995, the total undistributed net assets of the subsidiary banks were $1.3 billion of which $234 million was available under the most restrictive limitations for the payment of dividends to UJB.

RECENT DEVELOPMENTS

  On February 15, 1995, the UJB Board increased the quarterly dividend of UJB to $0.29 a share from $0.26 per share, for an annual rate of $1.16 per share, representing a 81.3% increase in the annual dividend rate from the $0.64 annual rate in effect in March 1993.

  On July 11, 1995, UJB completed the Bancorp Acquisition, which was accounted for on a purchase accounting basis. At July 11, 1995, Bancorp had assets of $506 million and deposits of $451 million. In the transaction, 60 percent of the outstanding Bancorp common stock was exchanged for UJB Common at the exchange ratio of 1.5441 shares of UJB Common for each share of Bancorp common stock, resulting in a total of 1,948,153 shares of UJB Common being issued, and the remaining 40 percent of outstanding Bancorp Common Stock was exchanged for cash at the rate of $43.10 per share, for an aggregate cash payment of $36,273,463. As of July 11, 1995, Bancorp through its wholly owned subsidiary bank, New Jersey Savings Bank ("NJSB"), operated nine banking offices located in Basking Ridge, Bedminster, Bridgewater, Flemington, Hillsborough, Princeton, Somerville, Somerset and Whitehorse, New Jersey. NJSB's primary business consisted of attracting deposits from the general public and originating loans that are secured by residential properties, as well as originating commercial and consumer loans.

  On August 1, 1995, UJB entered into an Agreement and Plan of Merger with Flemington, a national banking association, providing for the merger of Flemington with and into UJBank, and for the issuance of UJB Common to the shareholders of Flemington at an exchange ratio ("exchange ratio" for purposes of this discussion) which will be determined in accordance with a formula set forth in the Agreement and Plan of Merger and which will depend primarily on the average closing price ("average price" for purposes of this discussion) of UJB Common over a ten trading day period ending on a date ("determination date" for purposes of this discussion) on or shortly before the closing of the transaction. As of September 30, 1995, Flemington operated eight banking offices located in Clinton Township, Delaware Township, East Amwell Township, Flemington (2), Lambertville, Raritan Township and Three Bridges, New Jersey. At August 1, 1995, Flemington had assets of $288 million and 958,476 shares of common stock outstanding. The transaction is expected to be accounted for as a pooling-of-interests. The exchange ratio will be based upon the following criteria, subject to certain anti-dilution adjustments:

         "AVERAGE PRICE" OF UJB COMMON ON
             THE "DETERMINATION DATE"                      EXCHANGE RATIO
         --------------------------------                  --------------
Greater than 37.00................................ 1.3514
Equal to or greater than $29.00 and equal to or
 less than $37.00................................. $50.00 / average price
Less than $29.00 and greater than or equal to
 $26.10........................................... 1.7241
Less than $26.10.................................. Flemington may terminate the merger agreement unless UJB
                                                   agrees to an exchange ratio
                                                   equal to $45.00 / average
                                                   price.

                       DESCRIPTION OF UJB CAPITAL STOCK

  UJB is presently authorized to issue 130,000,000 shares of Common Stock, par value $1.20 per share, and 4,000,000 shares of Preferred Stock. As of September 30, 1995, there were 57,581,872 shares of UJB Common and 600,166 shares of UJB Series B Preferred outstanding and 600,000 shares of UJB Series R Preferred reserved for issuance in UJB's Restated Certificate of Incorporation under the UJB Rights Plan. Pursuant to the New Jersey Corporation Act, the UJB Board has authority to set the terms and conditions of the authorized but unissued UJB Preferred Stock. UJB may issue any authorized UJB Common Stock and UJB Preferred Stock without further shareholder vote, unless required for a particular transaction by applicable law or stock exchange rules, including rules of the NYSE, on which UJB Common and UJB Series B Preferred are presently listed. The issuance of additional UJB Common Stock or UJB Preferred Stock, including UJB Preferred Stock that might be convertible into UJB Common Stock, may, among other things, affect the earnings per share applicable to existing UJB Common Stock and the equity and voting rights of existing holders of UJB Common Stock.

  The following summary does not purport to be complete and is subject in all respects to the applicable provisions of the New Jersey Corporation Act, UJB's Restated Certificate of Incorporation, including Certificates of Designation pursuant to which the UJB Series B Preferred Stock was issued and UJB's Shareholder Rights Plan.

COMMON STOCK

  The rights of holders of UJB Common are subject to the preferences of holders of the Series B Preferred Stock described below and the preferences as to dividends and liquidation rights and other prior rights, if any, of any other class or series of UJB Preferred Stock that may be issued. The holders of UJB Common are entitled to one vote for each share with respect to all matters voted upon by shareholders, including the election of directors, and are entitled to receive dividends when, as and if declared by the UJB Board out of funds of UJB legally available therefor. Shares of UJB Common do not have cumulative voting rights; accordingly, at any Annual Meeting of UJB shareholders (or at any special meeting of shareholders where an election of directors is conducted) the holders of 50 percent plus 1 of the shares presented at the Annual Meeting (provided a quorum is present) can fill all positions on the UJB Board that are up for election at such Annual Meeting if they so choose and, in such event, the holders of the remaining less than 50 percent of the shares will not be able to fill any of such positions. UJB has a classified Board of Directors, under which approximately one-third of the directors are elected each year. In the event of the liquidation of UJB, holders of UJB Common are entitled to share pro rata in the distribution of UJB's assets available for such purpose. All shares of UJB Common are fully paid and nonassessable. No preemptive rights attach to the ownership of UJB Common and no personal liability is imposed on the holders thereof by reason of the ownership of such shares. First Chicago Trust Company of New York is the transfer agent, dividend disbursing agent and registrar for the UJB Common. UJBank is the co-transfer agent.

PREFERRED STOCK

  The UJB Series B Preferred is entitled to cumulative dividends that are payable quarterly on February 1, May 1, August 1 and November 1 of each year. For each quarterly period, the dividend rate will be determined in advance of such period, and will be 1.5 percent less than the highest of the 3-month U.S. Treasury Bill Rate, the Ten Year Constant Maturity Rate and the Thirty Year Constant Maturity Rate, which are average yields on certain U.S. Treasury fixed rate securities, as published by the Federal Reserve Board. However, the dividend rate for any dividend period will not be less than 6 percent per annum nor greater than 11 percent per annum. The UJB Series B Preferred is redeemable at the option of UJB, in whole or in part, at $50 per share, plus accrued and unpaid dividends. Holders of UJB Series B Preferred have the right to vote as a class on certain amendments to the Restated Certificate of Incorporation of UJB that may affect the UJB Series B Preferred and to elect two directors in the event of a failure to pay full cumulative dividends for six quarters. They have no other voting rights. The UJB Series B Preferred is not convertible into shares of UJB Common and has no preemptive rights. The UJB Series B Preferred is not subject to any sinking fund or other repurchase or retirement obligation of UJB. First Chicago Trust Company of New York is the transfer agent, dividend disbursing agent and registrar for shares of the UJB Series B Preferred.

SHAREHOLDER RIGHTS PLAN

  In August 1989, UJB adopted a shareholder rights plan ("UJB Rights Plan"), under which preferred stock purchase rights ("UJB Rights") attached to UJB Common outstanding as of the close of business on August 28, 1989. Holders of shares of UJB Common issued subsequent to that date receive the UJB Rights with their shares. Except as indicated below, each UJB Right entitles the registered holder to purchase from UJB one-hundredth of a share of a new series of UJB Preferred Stock, designated the Series R Preferred Stock of UJB ("UJB Series R Preferred"). The UJB Rights expire on August 16, 1999, and are subject to redemption and amendment in certain circumstances. The UJB Rights trade automatically with shares of UJB Common and become exercisable only under certain circumstances as described below.

  In general, the UJB Rights will become exercisable upon the earlier to occur (a "Distribution Date", as defined in the UJB Rights Plan) of the following:
(1) ten days following a public announcement that a person or group has acquired beneficial ownership of 15% or more of the UJB Common outstanding at that time or voting securities of UJB representing 15% or more of the total voting power of UJB (such person or group becoming an "Acquiring Person", as defined in the UJB Rights Plan) or (2) ten business days (or such later date as the UJB Board may determine) after the commencement of a tender offer or exchange offer that would result in a person or group beneficially owning 30% or more of the outstanding UJB Common or voting securities representing 30% or more of the total voting power of UJB.

  Generally, in the event a Distribution Date occurs by virtue of a person or group becoming an Acquiring Person (other than pursuant to an offer for all outstanding shares of UJB Common and other voting securities that the UJB Board determines to be fair to shareholders and otherwise in the best interests of UJB), each UJB Right, other than UJB Rights owned by the Acquiring Person, will thereafter entitle the holder to receive, upon exercise of the UJB Right, UJB Series R Preferred having a value equal to two times the exercise price of the UJB Right.

  In the event that a Distribution Date occurs (under either of the circumstances described above) and UJB is acquired in a merger or other business combination, or more than 50% of UJB's assets or earning power is sold or transferred, each UJB Right will thereafter entitle the holder thereof to receive, upon the exercise of the UJB Right, common stock of the acquiror having a value equal to two times the exercise price of the UJB Right.

  The combination of prohibitive dilution of the Acquiring Person's share values and the power of the UJB Board to redeem the UJB Rights is intended to encourage potential acquiring persons to negotiate with the UJB Board with respect to the terms of any acquisition or business combination and, to the extent possible, discourage or defeat partial or two-tiered acquisition proposals.

  The foregoing description of the UJB Rights Plan does not purport to be complete and is qualified in its entirety by reference to the terms of the UJB Rights Plan, which is more fully described in UJB's Registration Statement on Form 8-A filed August 28, 1989.

                           THE SUMMIT BANCORPORATION

DESCRIPTION OF BUSINESS

  Summit is a registered bank holding company incorporated in 1973 under the laws of the State of New Jersey and, as such, is subject to the BHC Act. A predecessor of Summit Bank, Summit's sole commercial banking subsidiary, began its operations in 1891. At September 30, 1995, Summit had consolidated assets of $5.6 billion, consolidated deposits of $4.6 billion, and consolidated shareholders' equity of $485 million. Based on consolidated assets at September 30, 1995, Summit was the fourth largest independent bank holding company headquartered in New Jersey.

  Summit conducts its principal operations through its wholly owned commercial bank subsidiary, Summit Bank, a New Jersey chartered commercial bank. As of September 30, 1995, Summit Bank had total assets of $5.6 billion and total deposits of $4.7 billion. Summit Bank provides a broad range of commercial banking, retail banking, real estate, trust and other financial services through 90 branches located in 11 counties in Northern and Central New Jersey.

  Summit's market area has a diverse base of customers including corporations, small businesses, professional firms and individuals. Summit Bank directs its commercial lending efforts toward small and middle-market customers which it defines as businesses with annual sales of less than $50 million. A wide variety of retail banking services is also provided by Summit through Summit Bank.

  Summit Bank provides trust services to individual and corporate customers. Trust assets totaled $3.5 billion at year-end 1994 and fee income from trust services increased 7% in 1994 to $11.9 million. Summit also originates residential mortgage loans through its mortgage banking division, The Summit Mortgage Company. In 1994, origination and servicing income from mortgage banking activities totaled $9.8 million, unchanged from 1993. The comparison of mortgage banking revenue for 1994 with 1993 was affected by the inclusion of such revenues for Lancaster Financial Ltd., Inc. ("Lancaster") in 1994 only. If Lancaster revenues had been included in the results for 1993, mortgage banking revenue would have decreased $9.5 million or 49% in 1994 from 1993.

RECENT DEVELOPMENTS

  On June 13, 1995, Summit entered into an Agreement and Plan of Merger with Garden State, a New Jersey-headquartered bank holding company, providing for the merger of Garden State with and into Summit and for the exchange of Garden State common stock into Summit Common at the exchange ratio of 1.08 shares of Summit Common (and cash in lieu of fractional shares) for each share of Garden State common stock. At June 13, 1995, Garden State had assets of $315 million, deposits of $287 million and 3,043,658 shares of common stock outstanding. The transaction will be accounted for on a pooling-of-interests basis. On September 30, 1995, Garden State had total consolidated assets, deposits and shareholders' equity of $314 million, $284 million and $29 million, respectively. As of September 30, 1995, Garden State, through its wholly owned subsidiary bank, Garden State Bank ("GSBank"), operated nine branches in Ocean and Monmouth Counties, New Jersey. GSBank is a full service commercial bank and offers services generally performed by commercial banks of similar size and character including checking, savings and time deposits accounts, certificates of deposit, secured and unsecured personal and commercial loans, and residential and commercial real estate loans.

                      DESCRIPTION OF SUMMIT CAPITAL STOCK

  Summit's authorized capital stock consists of 50,000,000 shares of Summit Common Stock and 12,000,000 shares of Summit Preferred Stock, issuable in one or more series and with such terms as the Summit Board determines. As of September 30, 1995, there were 33,897,869 shares of Summit Common outstanding and 504,481 shares of Summit Adjustable Preferred outstanding. As of September 30, 1995, there were 2,017,568 shares of Summit Common reserved for issuance under various stock incentive plans, 2,415,382 shares of Summit Common reserved for issuance under the Summit Dividend Plan and 250,000 shares of Series B Junior Participating Preferred Stock of Summit reserved for issuance under the Summit Rights Plan.

  The following summary does not purport to be complete and is subject in all respects to the applicable provisions of the New Jersey Corporation Act, Summit's Restated Certificate of Incorporation, including Certificates of Designation pursuant to which the Summit Adjustable Preferred was issued and the Summit Rights Plan.

COMMON STOCK

  Holders of Summit Common are entitled to receive dividends when and as declared by the Summit Board out of funds legally available therefor, provided that, so long as any shares of Summit Preferred Stock are outstanding, no dividends (other than dividends payable in stock) or other distribution (including redemptions and purchases) may be made with respect to the Summit Common unless full dividends on the shares of Summit Preferred Stock, including accumulations, have been paid. In the event of liquidation of Summit, holders of Summit Common would be entitled to receive pro rata any assets legally available for distribution to holders of Summit Common with respect to shares held by them, subject to any prior rights of any Summit Preferred Stock then outstanding. The Summit Common does not have any preemptive rights, redemption privileges, sinking fund privileges, or conversion rights. Subject to the rights of the Summit Preferred Stock under certain circumstances, the holders of outstanding Summit Common are entitled to one vote per share with no cumulative voting. Summit's Restated Certificate of Incorporation and Bylaws provide for a classified Board of Directors by dividing the Summit Board into three classes of approximately equal size. Directors are generally elected for three-year terms which have been established so that the terms of office of approximately one-third of the members of the Board expire each year. First Chicago Trust Company of New York is the transfer agent, dividend disbursing agent and registrar for the Summit Common.

  Summit's Restated Certificate of Incorporation also provides that no merger or consolidation or similar transaction involving Summit may be effected without the approval of voting securities representing at least two-thirds of the votes entitled to be cast (excluding shares owned by 5% shareholders and their affiliates) unless the Board has previously approved the transaction or unless certain fair price tests, meant to ensure equal price treatment for all shareholders, are met. The effect of this provision, together with the provisions for the classified Board of Directors and the Summit Rights Plan may make it difficult for any person to acquire control of Summit and remove management by means of a hostile takeover.

PREFERRED STOCK

  Summit's only issued and outstanding series of Summit Preferred Stock is the Summit Adjustable Preferred. Holders of Summit Adjustable Preferred are entitled to receive, when and as declared by the Summit Board, cumulative preferred dividends payable quarterly in cash at a rate equal to 2.75% below the highest of the three-month Treasury Bill Rate, the Ten-Year Constant Maturity Rate and the Twenty-Year Constant Maturity Rate, which are average yields on certain U.S. Treasury fixed rate securities, as published by the Federal Reserve Board, determined in advance of the dividend period. However, the dividend rate for any dividend period may not be less than 6% per annum nor greater that 12% per annum. Shares of Summit Adjustable Preferred are redeemable, in whole or in part, at $25.00 per share. First Chicago Trust Company of New York is the transfer agent, dividend disbursing agent and registrar for the Summit Adjustable Preferred.

SHAREHOLDER RIGHTS PLAN

  The Summit Rights Plan is intended to protect Summit shareholders in the event of certain unsolicited offers or attempts to acquire Summit. The Summit Rights Plan provides that attached to each share of Summit Common is one Summit Right which, when exercisable, entitles the holder of the Summit Right to purchase one-hundredth of a share of Series B Junior Participating Preferred Stock at a purchase price of $70, subject to adjustment. In certain events (such as a person or group acquiring or announcing an intent to acquire 15% or more of the Summit Common or the Summit Board determining that 10% or more of the Summit Common has been acquired by an "Adverse Person", as defined in the Summit Rights Plan), exercise of the Summit Rights would entitle the holder of the Summit Right to purchase Summit Common or common stock in a surviving corporation with a market value of two times the exercise purchase price, as defined in the Summit Rights Plan. Accordingly, exercise of the Summit Rights may cause substantial dilution to a person that attempts to acquire Summit. The Summit Rights automatically attach to each outstanding share of Summit Common. There is no monetary value presently assigned to the Summit Rights, and they do not trade separately from the shares of Summit Common unless and until they become exercisable. The Summit Rights expire on January 15, 2000. The Summit Rights Plan may have certain antitakeover effects, although it is not intended to preclude any prospective offer for all of the outstanding shares of Summit Common at a fair price and otherwise in the best interests of Summit and its shareholders as determined by the Summit Board. However, a Summit shareholder could potentially disagree with the Summit Board's determination of what constitutes a fair price or the best interests of Summit and its shareholders. In connection with its approval of the Merger, the Summit Board amended the Summit Rights Plan to provide that the Merger Agreement, Stock Option Agreements and the transactions contemplated thereby would not constitute an event which would entitle holders of Summit Rights to exercise such Summit Rights. Upon the conversion of the Summit Common to the right to receive UJB Common at the Effective Time, the Summit Rights will automatically extinguish.

  The foregoing description of the Summit Rights Plan does not purport to be complete and is qualified in its entirety by reference to the terms of the Rights Plan, which is more fully described in Summit's Registration Statement on Form 8-A filed on February 5, 1990, including all amendments thereto and reports filed under the Exchange Act for the purpose of updating such description.

                SHAREHOLDER PROPOSALS FOR 1996 ANNUAL MEETINGS

  The Annual Meeting of Shareholders of Summit is tentatively scheduled to be held April 16, 1996, subject to the earlier consummation of the Merger. In the event that the Summit 1996 Annual Meeting is held, proposals of shareholders intended to be presented at that meeting would have been required to be received by November 3, 1995, for inclusion in Summit's proxy statement and form of proxy relating to such Annual Meeting. The submission of such proposals by shareholders and the consideration of such proposals by Summit for inclusion in next year's proxy statement and form of proxy are subject to the applicable rules and regulations of the Commission. Proposals should be addressed to the Secretary of Summit.

  The 1996 Annual Meeting of Shareholders of UJB has not yet been scheduled. The UJB Board will consider and include in the Proxy Statement for the 1996 Annual Meeting proposals which meet the rules and regulations of the Commission and New Jersey law and which comply with the Company's By-Laws. Based on the date of last year's Annual Meeting, in order to be considered for inclusion, proposals would have been required to be received on or before November 10, 1995.

  The By-Laws of UJB provide that shareholder proposals which do not appear in the Proxy Statement may be considered at an annual meeting of shareholders only if written notice of the proposal is received by the Secretary of UJB not less than 80 and not more than 100 days before the date of the first anniversary of the prior year's annual meeting; provided, however, that, in the event that the date of the annual meeting is more than 30 days before or more than 60 days after such anniversary date, written notice must be so delivered not less than 80 and not more than 100 days before the date of the annual meeting or the tenth day following the day on which public announcement of the date of such meeting is first made by UJB. Such shareholder's notice shall set forth: (A) a brief description of the business desired to be brought before the meeting, the reasons for conducting such business at the meeting and any interest in such business of such shareholder and the beneficial owner, if any, on whose behalf the proposal is made and (B) as to the shareholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made (i) the name and address of such shareholder, as they appear on the UJB books, and of such beneficial owner and the record owner of the shares beneficially owned, (ii) the class and number of shares of UJB which are owned beneficially and of record by such shareholder and such beneficial owner, (iii) a description of all agreements, arrangements or understandings between such shareholder and beneficial owner and any other shareholder or beneficial owner relating to the matter to be voted on and any financial or contractual interest of such shareholder or beneficial owner in the outcome of such vote and (iv) such other information regarding the matter to be voted on and the shareholder or beneficial owner intending to present the matter for a vote as would be required to be included in a proxy statement soliciting the vote of shareholders in respect of such matter pursuant to the proxy rules of the Commission. Notwithstanding the foregoing, the shareholder must also comply with all applicable requirements of the Exchange Act and the rules and regulations thereunder with respect to the matters set forth above. Nothing set forth above will be deemed to affect any rights of shareholders to request inclusion of proposals in UJB's proxy statement pursuant to Rule 14a-8 under the Exchange Act.

                                 LEGAL MATTERS

  The legality of the UJB Common and UJB Series C Preferred offered hereby will be passed upon for UJB by Richard F. Ober, Jr., Esq., Executive Vice President, General Counsel and Secretary of UJB. Mr. Ober owns 22,811 shares of UJB Common and options to purchase 67,227 shares of UJB Common at a weighted average exercise price of $19.11.

                                    EXPERTS

  The consolidated financial statements of UJB Financial Corp. and subsidiaries as of December 31, 1994 and 1993 and for each of the years in the three-year period ended December 31, 1994, included in UJB's Annual Report on Form 10-K, incorporated by reference herein and in the Registration Statement, have been incorporated by reference herein and in the Registration Statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

  The report of KPMG Peat Marwick LLP with respect to UJB Financial Corp. and subsidiaries for the year ended December 31, 1994 refers to a change in the method of accounting for certain investments and post employment benefits in 1994 and to a change in the method of accounting for income taxes in 1993.

  The consolidated financial statements of The Summit Bancorporation and subsidiaries as of December 31, 1994 and 1993 and for each of the years in the three-year period ended December 31, 1994, included in Summit's Annual Report on Form 10-K, incorporated by reference herein and in the Registration Statement, have been incorporated by reference herein and in the Registration Statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

        BY ORDER OF THE BOARD OF DIRECTORS OF THE SUMMIT BANCORPORATION

                             /s/ John F. Kuntz
                                 John F. Kuntz
                              Corporate Secretary


December 12, 1995

  YOU ARE CORDIALLY INVITED TO ATTEND THE SPECIAL MEETING IN PERSON. WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING, YOU ARE REQUESTED TO SIGN AND PROMPTLY RETURN THE ACCOMPANYING WHITE PROXY CARD IN THE ENCLOSED, POSTAGE-PAID ENVELOPE.

           BY ORDER OF THE BOARD OF DIRECTORS OF UJB FINANCIAL CORP.

                                [Signature Cut]

                               T. Joseph Semrod
                           Chairman, President and
                           Chief Executive Officer

December 12, 1995

  YOU ARE CORDIALLY INVITED TO ATTEND THE SPECIAL MEETING IN PERSON. WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING, YOU ARE REQUESTED TO SIGN AND PROMPTLY RETURN THE ACCOMPANYING WHITE PROXY CARD IN THE ENCLOSED, POSTAGE-PAID ENVELOPE.

                                                                     APPENDIX C

                                                          December 12, 1995

Board of Directors
UJB Financial Corp.
301 Carnegie Center
Princeton, NJ 08543-2066

Members of the Board:

  UJB Financial Corporation ("UJB") and Summit Bancorporation ("Summit") entered into an Agreement and Plan of Merger (the "Agreement") dated September 10, 1995 pursuant to which Summit will be merged with and into UJB in a transaction (the "Merger") in which each outstanding share of Summit's common stock, no par value (the "Summit Shares"), will be converted into the right to receive 0.90 shares (the "Exchange Ratio") of the common stock, par value $1.20 per share, of UJB (the "UJB Shares"), all as set forth more fully in the Agreement. In connection with the Merger, the parties also entered into agreements dated September 10, 1995 (the "Option Agreements") pursuant to which UJB and Summit have granted to the other an option to acquire, under certain circumstances, a certain number of their respective shares outstanding, all as set forth more fully in the Option Agreements.

  You have asked us whether, in our opinion, the proposed Exchange Ratio in the Merger is fair to the holders of UJB Shares from a financial point of view.

  In arriving at the opinion set forth below, we have, among other things:

    (1) Reviewed Summit's Annual Reports, Forms 10-K and related financial information for the five fiscal years ended December 31, 1994 and Summit's Quarterly Reports on Form 10-Q and the related unaudited financial information for the quarterly periods ending March 31, 1995, June 30, 1995 and September 30, 1995;

    (2) Reviewed UJB's Annual Reports, Forms 10-K and related financial information for the five fiscal years ended December 31, 1994 and UJB's Quarterly Reports on Form 10-Q and the related unaudited financial information for the quarterly periods ending March 31, 1995, June 30, 1995 and September 30, 1995;

    (3) Reviewed certain information, including financial forecasts and assumptions regarding incremental revenue and cost savings resulting from the Merger, relating to the respective business, earnings, assets, and prospects of Summit and UJB, furnished to us by Summit and UJB;

    (4) Conducted discussions with members of senior management of Summit and UJB concerning their respective financial condition, businesses, operations, regulatory condition, financial forecasts, and prospects;

    (5) Reviewed the historical market prices and trading activity for the Summit Shares and the UJB Shares and compared them with those of certain publicly traded companies which we deemed to be relevant;

    (6) Compared the results of operations of Summit and UJB with those of certain companies which we deemed to be relevant;

    (7) Compared the proposed financial terms of the Merger contemplated by the Agreement with the financial terms of certain other mergers and acquisitions which we deemed to be relevant;

    (8) Analyzed, based upon the information provided by Summit and UJB's senior management, the pro forma impact of the transaction on the earnings, book and tangible book value per share, consolidated capitalization and certain balance sheet and profitability ratios of UJB;

    (9) Reviewed the Agreement;

    (10) Reviewed the Option Agreements; and

    (11) Reviewed such other financial studies and analyses and performed such other investigations and took into account such other matters as we deemed appropriate.

  In preparing our opinion, we have relied on the accuracy and completeness of all information supplied or otherwise made available to us by Summit and UJB, and we have not independently verified such information or undertaken an independent evaluation or appraisal of the assets or liabilities of Summit or UJB or any of their subsidiaries, nor have we been furnished any such evaluation or appraisal. We have also relied upon the managements of Summit and UJB as to the reasonableness and achievability of the financial forecasts (and the assumptions and bases therefor) provided to us. In that regard, we have assumed with your consent that such forecasts, including without limitation, financial forecasts, projected cost savings and operating synergies resulting from the Merger and projections regarding future economic conditions and results of operations reflect the best currently available estimates and judgments of such respective managements as to the future financial performance of Summit and UJB. Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. We are not experts in the evaluation of allowances for loan losses, and we have not assumed any responsibility for making an independent evaluation of the adequacy of the allowance for loan losses of Summit and UJB nor have we reviewed any individual credit files.

  We have been retained by the Board of Directors of UJB as an independent contractor to act as financial advisor to UJB with respect to the Merger and will receive a fee for our services. We have, in the past, provided financial advisory, investment banking and other services to Summit and UJB and have received fees for the rendering of such services. In addition, in the ordinary course of business, we may actively trade debt and/or equity securities of Summit and UJB and their respective affiliates for our own account and the accounts of our customers, and we therefore may from time to time hold a long or short position in such securities.

  Our opinion is addressed to the Board of Directors of UJB and does not constitute a recommendation to any shareholder of UJB as to how such shareholder should vote at any shareholder meeting of UJB held in connection with the Merger.

  On the basis of, and subject to the foregoing, we are of the opinion that the proposed Exchange Ratio in the Merger is fair to the holders of UJB Shares from a financial point of view.

                                          Very truly yours,

                                          MERRILL LYNCH, PIERCE, FENNER &
                                          SMITH INCORPORATED

                                             /s/ Michael F. Barry
                                          By___________________________________
                                            Director
                                            Investment Banking Group

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

  With respect to the indemnification of directors and officers, Section 5 of
Article IX of the By-Laws of UJB provides:

    Section 5. Indemnification and Insurance. (a) Each person who was or is made a party or is threatened to be made a party to or is involved in any proceeding, by reason of the fact that he or she is or was a corporate agent of the Corporation, whether the basis of such proceeding is alleged action in an official capacity as a corporate agent or in any other capacity while serving as a corporate agent, shall be indemnified and held harmless by the Corporation to the fullest extent authorized by the laws of the State of New Jersey as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than said law permitted the Corporation to provide prior to such amendment), against all expenses and liabilities in connection therewith, and such indemnification shall continue as to a person who has ceased to be a corporate agent and shall inure to the benefit of such corporate agent's heirs, executors, administrators and other legal representatives; provided, however, that except as provided in Section 5(c) of this By-Law, the Corporation shall indemnify any such person seeking indemnification in connection with a proceeding (or part thereof) initiated by such person only if such proceeding (or part thereof) was authorized by the Board of Directors. The right to indemnification conferred in this By-Law shall be a contract right and shall include the right to be paid by the Corporation the expenses incurred in defending any such proceeding in advance of its final disposition, such advances to be paid by the Corporation within 20 days after the receipt by the Corporation of a statement or statements from the claimant requesting such advance or advances from time to time; provided, however, that the advancement of counsel fees to a claimant other than a claimant who is or was a director or Executive Vice President or higher ranking officer of the Corporation shall be made only when the Board of Directors or the General Counsel of the Corporation determines that arrangements for counsel are satisfactory to the Corporation; and provided, further, that if the laws of the State of New Jersey so require, the payment of such expenses incurred by a corporate agent in such corporate agent's capacity as a corporate agent (and not in any other capacity in which service was or is rendered by such person while a corporate agent, including, without limitation, service to an employee benefit plan) in advance of the final disposition of a proceeding shall be made only upon delivery to the Corporation of an undertaking by or on behalf of such corporate agent to repay all amounts so advanced if it shall ultimately be determined that such corporate agent is not entitled to be indemnified under this By-Law or otherwise.

    (b) To obtain indemnification under this By-Law, a claimant shall submit to the Corporation a written request, including therein or therewith such documentation and information as is reasonably available to the claimant and is reasonably necessary to determine whether and to what extent the claimant is entitled to indemnification. Upon written request by a claimant for indemnification pursuant to the first sentence of this Section 5(b), a determination, if required by applicable law, with respect to the claimant's entitlement thereto shall be made as follows: (1) if requested by a claimant who is or was a director or Executive Vice President or higher ranking officer of this Corporation, by independent counsel (as hereinafter defined) in a written opinion to the Board of Directors, a copy of which shall be delivered to the claimant; or (2) if the claimant is not a person described in Section 5(b)(1), or is such a person and if no request is made by such a claimant for a determination by independent counsel, (A) by the Board of Directors by a majority vote of a quorum consisting of disinterested directors (as hereinafter defined), or (B) if a quorum of the Board of Directors consisting of disinterested directors is not obtainable or, even if obtainable, such quorum of disinterested directors so directs, by independent counsel in a written opinion to the Board of Directors, a copy of which shall be delivered to the claimant. In the event the determination of entitlement to indemnification is to be made by independent counsel at the request of the claimant, the independent counsel shall be selected by the Board of Directors and paid by the Corporation. If it so determined that the claimant is entitled to indemnification, payment to the claimant shall be made within 20 days after such determination.

    (c) If a claim under Section 5(a) of this By-Law is not paid in full by the Corporation within thirty days after a written claim pursuant to
  Section 5(b) of this By-Law has been received by the Corporation, the claimant may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim and, if successful in whole or in part, the claimant shall be entitled to be paid also the expense of prosecuting such claim, including attorney's fees. It shall be a defense to any such action (other than an action brought to enforce a claim for expenses incurred in defending any proceeding in advance of its final disposition where the required undertaking, if any is required, has been tendered to the Corporation) that the claimant has not met the standard of conduct which makes it permissible under the laws of the State of New Jersey for the Corporation to indemnify the claimant for the amount claimed, but the burden of proving such defense shall be on the Corporation. Neither the failure of the Corporation (including its Board of Directors or independent counsel) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because the claimant has met the applicable standard of conduct set forth in the laws of the State of New Jersey, nor an actual determination by the Corporation (including its Board of Directors or independent counsel) that the claimant has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that the claimant has not met the applicable standard of conduct.

    (d) If a determination shall have been made pursuant to Section 5(b) of this By-Law that the claimant is entitled to indemnification, the Corporation shall be bound by such determination in any judicial proceeding commenced pursuant to Section 5(c) of this By-Law.

    (e) The right to indemnification and the payment of expenses incurred in defending a proceeding in advance of its final disposition conferred in this By-Law shall not be exclusive of any other rights which any person may have or hereafter acquire under any statute, provision of the Certificate of Incorporation, By-Laws, agreement, vote of shareholders or disinterested directors or otherwise. No repeal or modification of this By-Law shall in any way diminish or adversely affect the rights of any corporate agent of the Corporation hereunder in respect of any occurrence or matter arising prior to any such repeal or modification.

    (f) The Corporation may maintain insurance, at its expense, to protect itself and any corporate agent of the Corporation or other enterprise against any expense or liability, whether or not the Corporation would have the power to indemnify such person against such expense or liability under the laws of the State of New Jersey.

    (g) If any provision or provisions of this By-Law shall be held to be invalid, illegal or unenforceable for any reason whatsoever: (1) the validity, legality and enforceability of the remaining provisions of this By-Law (including, without limitation, each portion of any section of this By-Law containing any such provision held to be invalid, illegal or unenforceable) shall not in any way be affected or impaired thereby; and
  (2) to the fullest extent possible, the provisions of this By-Law (including, without limitation, each such portion of any section of this By-Law containing any such provision held to be invalid, illegal or unenforceable) shall be construed so as to give effect to the intent manifested by the provision held invalid, illegal or unenforceable.

    (h) For purposes of this By-Law:

      (1) "disinterested director" means a director of the Corporation who is not and was not a party to or otherwise involved in the matter in respect of which indemnification is sought by the claimant.

      (2) "independent counsel" means a law firm, a member of a law firm, or an independent practitioner that is experienced in matters of corporation law and shall include any person who, under the applicable standards of professional conduct then prevailing, would not have a conflict of interest in representing either the Corporation or the claimant in an action to determine the claimant's rights under this By-Law.

      (3) "corporate agent" means any person who is or was a director, officer, employee or agent of the Corporation or of any constituent corporation absorbed by the Corporation in a consolidation or merger and any person who is or was a director, officer, trustee, employee or agent of any subsidiary of the Corporation or of any other enterprise, serving as such at the request of this Corporation, or of any such constituent corporation, or the legal representative of any such director, officer, trustee, employee or agent;

      (4) "other enterprise" means any domestic or foreign corporation, other than the Corporation, and any partnership, joint venture, sole proprietorship, trust or other enterprise, whether or not for profit, served by a corporate agent;

      (5) "expenses" means reasonable costs, disbursements and counsel fees;

      (6) "liabilities" means amounts paid or incurred in satisfaction of settlements, judgments, fines and penalties;

      (7) "proceeding" means any pending, threatened or completed civil, criminal, administrative, legislative, investigative or arbitrative action, suit or proceeding, and any appeal therein and any inquiry or investigation which could lead to such action, suit or proceeding; and

      (8) References to "other enterprises" include employee benefit plans; references to "fines" include any excise taxes assessed on a person with respect to an employee benefit plan; and references to "serving at the request of the indemnifying corporation" include any service as a corporate agent which imposes duties on, or involves services by, the corporate agent with respect to an employee benefit plan, its participants, or beneficiaries; and a person who acted in good faith and in a manner the person reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner "not opposed to the best interests of the corporation."

    (i) Any notice, request or other communication required or permitted to be given to the Corporation under this By-Law shall be in writing and either delivered in person or sent by facsimile, telex, telegram, overnight mail or courier service, or certified or registered mail, postage prepaid, return receipt requested, to the Secretary of the Corporation and shall be effective only upon receipt by the Secretary.

    (j) This By-Law shall be implemented and construed to provide any corporate agent described above who is found to have acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Corporation the maximum indemnification, advancement of expenses, and reimbursement for liabilities and expenses allowed by law.

  Such provision is consistent with Section 14A:3-5 of the Business Corporation Act of the State of New Jersey, the state of UJB's incorporation, which permits the indemnification of officers and directors, under certain circumstances and subject to specified limitations, against liability which any officer or director may incur in such capacity.

  UJB carries officers' and directors' liability insurance policies which provide coverage against judgments, settlements and legal costs incurred because of actual or asserted acts or omissions of such officers and directors of UJB arising out of their duties as such, subject to certain exceptions, including, but not limited to, damages based upon illegal personal profits or adjudicated dishonesty of the person seeking indemnification. The policies provide coverage of $35,000,000 in the aggregate.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

  (a) Exhibits

  This Registration Statement includes the following exhibits:

 EXHIBIT NO.                             DESCRIPTION
 -----------                             -----------
     * 2     Agreement and Plan of Merger dated September 10, 1995, as amended by Amendment No. 1 dated December 1, 1995, between UJB and Summit.
             (Included without exhibits as Appendix A to the Proxy Statement-
             Prospectus included in this Registration Statement; with Exhibit A thereto included as Appendix D to the Proxy Statement-Prospectus included in this Registration Statement, Exhibit B thereto included as Appendix E to the Proxy Statement-Prospectus included in this Registration Statement and Exhibits C through F thereto incorporated by reference to Exhibit (2) to the Current Report on
             Form 8-K of UJB, dated September 10, 1995).
       3(a)  Restated Certificate of Incorporation of UJB, as restated July 1,
             1988, as amended through May 19, 1994 (incorporated by reference to Exhibit (3)A.(i) on Form 10-Q for the quarter ended September
             30, 1994).
     *  (b)  By-Laws of UJB as amended through October 18, 1995 (filed with original filing).
     * 4     UJB Stock Option Agreement--included as Appendix D to the Proxy
             Statement-Prospectus included with this Registration Statement.
       5     Opinion of Richard F. Ober, Jr., Esq. regarding legality of securities being issued.
     * 8(a)  Opinion of Thompson & Mitchell, regarding tax matters.
      * (b)  Opinion of Sullivan & Cromwell, regarding tax matters.
     *10     Summit Stock Option Agreement--included as Appendix E to the Proxy
             Statement-Prospectus included with this Registration Statement.
      23(a)  Consent of KPMG Peat Marwick LLP (UJB).
        (b)  Consent of KPMG Peat Marwick LLP (Summit)
        (c)  Consent of Richard F. Ober, Jr., Esq.--included in his opinion filed as Exhibit 5 to this Registration Statement.
     * (d)   Consent of Thompson & Mitchell--included in its opinion filed as
             Exhibit 8(a) to this Registration Statement.
      * (e)  Consent of Sullivan & Cromwell--included in its opinion filed as
             Exhibit 8(b) to this Registration Statement.
     *24     Power of Attorney--included on the signature page of the original filing.
     *99(a)  Form of UJB Proxy.
        (b)  Form of Summit Proxy.
     *  (c)  Opinion of Keefe, Bruyette & Woods, Inc.--included as Appendix B to the Proxy Statement-Prospectus included in this Registration
             Statement.
        (d)  Opinion of Merrill Lynch & Co.--included as Appendix C to the
             Proxy Statement-Prospectus included with this Registration
             Statement.
      * (e)  Consent of Keefe, Bruyette & Woods, Inc.
        (f)  Consent of Merrill Lynch & Co.
     * (g)   Consent of Robert G. Cox, regarding directorship.
     * (h)   Consent of Thomas D. Sayles, regarding directorship.

--------

* Previously filed

  (b) Financial Statement Schedules.

  All financial statement schedules either are not required or are included in the notes to the financial statements incorporated by reference herein.

ITEM 22. UNDERTAKINGS.

  (a) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (b) The undersigned registrant hereby undertakes:

    (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

      (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

      (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase of decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) ((S)230.424(b) of this chapter) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

      (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

  Provided, however, that paragraphs (a)(1)(ii) of this section do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

    (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

  (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions set forth in response to Item 20 hereof, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

  (d) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

  (e) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                  SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT, THE REGISTRANT HAS DULY CAUSED THIS AMENDMENT NO. 2 TO REGISTRATION STATEMENT NO. 33-63783 TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE TOWNSHIP OF WEST WINDSOR, AND THE STATE OF NEW JERSEY ON THE 7TH DAY OF DECEMBER, 1995.

                                          UJB Financial Corp.

                                                             *
                                          By: _________________________________
                                             T. JOSEPH SEMROD CHAIRMAN OF THE
                                             BOARD OF DIRECTORS AND PRESIDENT

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS AMENDMENT NO. 2 TO REGISTRATION STATEMENT NO. 33-63783 HAS BEEN SIGNED BELOW ON THE 7TH DAY OF DECEMBER, 1995 BY THE FOLLOWING PERSONS IN THE CAPACITIES INDICATED.

             SIGNATURES                             TITLES

                  *                    Chairman of the Board of
-------------------------------------   Directors and President (Chief
          T. JOSEPH SEMROD              Executive Officer)

                  *                    Senior Executive Vice President-
-------------------------------------   Finance (Principal Financial
          JOHN R. HAGGERTY              Officer)

                  *                    Executive Vice President and
-------------------------------------   Comptroller (Principal
          WILLIAM J. HEALY              Accounting Officer)

                  *                    Director
-------------------------------------
           ROBERT L. BOYLE

                  *                    Director
-------------------------------------
           JOHN G. COLLINS

             SIGNATURES                             TITLES

                  *                    Director
-------------------------------------
         T.J. DERMOT DUNPHY

                  *                    Director
-------------------------------------
        ANNE EVANS ESTABROOK

                  *                    Director
-------------------------------------
          ELINOR J. FERDON

                  *                    Director
-------------------------------------
           FRED G. HARVEY

                  *                    Director
-------------------------------------
           JOHN R. HOWELL

                  *                    Director
-------------------------------------
          FRANCIS J. MERTZ

                  *                    Director
-------------------------------------
        GEORGE L. MILES, JR.

                  *                    Director
-------------------------------------
        HENRY S. PATTERSON II

                  *                    Director
-------------------------------------
         RAYMOND SILVERSTEIN

                  *                    Director
-------------------------------------
           JOSEPH M. TABAK

* RICHARD F. OBER, JR., by signing his name hereto, does sign this document on behalf of each of the persons indicated above pursuant to powers of attorney executed by such persons, filed with the Securities and Exchange Commission.

      /s/ Richard F. Ober, Jr.
-------------------------------------
        RICHARD F. OBER, JR.

                                 EXHIBIT INDEX

 EXHIBIT NO.                       DESCRIPTION                         PAGE NO.
 -----------                       -----------                         --------
     * 2     Agreement and Plan of Merger dated September 10, 1995,
             as amended by Amendment No. 1 dated December 1, 1995,
             between UJB and Summit. (Included without exhibits as
             Appendix A to the Proxy Statement-Prospectus included
             in this Registration Statement; with Exhibit A thereto
             included as Appendix D to the Proxy Statement-
             Prospectus included in this Registration Statement,
             Exhibit B thereto included as Appendix E to the Proxy
             Statement-Prospectus included in this Registration
             Statement and Exhibits C through F thereto incorporated
             by reference to Exhibit (2) to the Current Report on
             Form 8-K of UJB, dated September 10, 1995).
       3(a)  Restated Certificate of Incorporation of UJB, as
             restated July 1, 1988, as amended through May 19, 1994
             (incorporated by reference to Exhibit (3)A.(i) on Form
             10-Q for the quarter ended September 30, 1994).
     *  (b)  By-Laws of UJB as amended through October 18, 1995
             (filed with original filing).
     * 4     UJB Stock Option Agreement--included as Appendix D to
             the Proxy Statement-Prospectus included with this
             Registration Statement.
       5     Opinion of Richard F. Ober, Jr., Esq. regarding
             legality of securities being issued.
     * 8(a)  Opinion of Thompson & Mitchell, regarding tax matters.
     *  (b)  Opinion of Sullivan & Cromwell, regarding tax matters.
     *10     Summit Stock Option Agreement--included as Appendix E
             to the Proxy Statement-Prospectus included with this
             Registration Statement.
      23(a)  Consent of KPMG Peat Marwick LLP (UJB).
        (b)  Consent of KPMG Peat Marwick LLP (Summit)
        (c)  Consent of Richard F. Ober, Jr., Esq.--included in his opinion filed as Exhibit 5 to this Registration
             Statement.
     *  (d)  Consent of Thompson & Mitchell--included in its opinion filed as Exhibit 8(a) to this Registration Statement.
    *(e)     Consent of Sullivan & Cromwell--included in its opinion
             filed as Exhibit 8(b) to this Registration Statement.
     *24     Power of Attorney--included on the signature page of
             the original filing.
     *99(a)  Form of UJB Proxy.
        (b)  Form of Summit Proxy.
     *  (c)  Opinion of Keefe, Bruyette & Woods, Inc.--included as
             Appendix B to the Proxy Statement-Prospectus included
             in this Registration Statement.
        (d)  Opinion of Merrill Lynch & Co.--included as Appendix C to the Proxy Statement-Prospectus included with this
             Registration Statement.
     *  (e)  Consent of Keefe, Bruyette & Woods, Inc.
        (f)  Consent of Merrill Lynch & Co.
    *(g)     Consent of Robert G. Cox, regarding directorship.
    *(h)     Consent of Thomas D. Sayles, regarding directorship.

--------

*Previously filed